Exhibit 10.1

TRANSACTION AGREEMENT
by and among:
Intel Corporation,
a Delaware corporation;
Intel Americas, Inc.,
a Delaware corporation;
Altera Corporation,
a Delaware corporation;
and
SLP VII Gryphon Aggregator, L.P.,
a Delaware limited partnership
___________________________
Dated as of April 14, 2025
___________________________

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ARTICLE 8
TAX MATTERS

Section 8.01	Prohibited Actions	115
Section 8.02	Transfer Taxes	115
Section 8.03	Preparation of Tax Returns	115
Section 8.04	Allocation of Taxes	116
Section 8.05	Refunds and Credits	117
Section 8.06	Tax Contest Procedures	118
Section 8.07	Tax Sharing Agreements	119
Section 8.08	Cooperation	119
Section 8.09	Tax Elections	119

ARTICLE 9
CONDITIONS TO THE CLOSING

Section 9.01	Conditions to the Obligations of Each Party	120
Section 9.02	Conditions to the Obligations of the Purchaser	120
Section 9.03	Conditions to the Obligation of the Sellers and the Company	123
Section 9.04	Waiver of Closing Conditions	123

ARTICLE 10
TERMINATION

Section 10.01	Termination	123
Section 10.02	Effect of Termination	123
Section 10.03	Purchaser Termination Fee; Purchaser Damages Limitation; Other Costs and Expenses	125

ARTICLE 11
INDEMNIFICATION

Section 11.01	Indemnification by Indigo	129
Section 11.02	Indemnification by the Company	129
Section 11.03	Procedures for Third-Party Claims	130
Section 11.04	Direct Claims	132
Section 11.05	Additional Matters	133

ARTICLE 12
MISCELLANEOUS

Section 12.01	Notices	134
Section 12.02	Non-Survival	135

Exhibits
Exhibit A: Form of Limited Partnership Agreement
Exhibit B: Acceptable Preferred Financing
Schedules
Schedule A: Accounting Principles
Schedule B: Example Calculation of Closing Net Working Capital
Schedule C: Reorganization
Schedule D: Certain Conditions

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TRANSACTION AGREEMENT
This TRANSACTION AGREEMENT (this “Agreement”), dated as of April 14, 2025, is made by and among Intel Corporation, a Delaware corporation (“Indigo”), Intel Americas, Inc., a Delaware corporation (“Indigo Americas”), Altera Corporation, a Delaware corporation (the “Company”), and SLP VII Gryphon Aggregator, L.P., a Delaware limited partnership (the “Purchaser”). Each of Indigo, Indigo Americas, the Company and the Purchaser is referred to herein, individually, as a “Party” and, collectively, as the “Parties.”
W I T N E S S E T H:
WHEREAS, in addition to its other businesses, Indigo, through the Company Group and certain of Indigo’s other Subsidiaries, is engaged in the Business;
WHEREAS, prior to the execution of this Agreement, the Indigo Group completed an internal reorganization and transferred certain assets and liabilities of the Business to the Company Group, including the transactions described on Schedule C attached hereto (the “Reorganization”);
WHEREAS, prior to the Closing, the Company will effect a reclassification of its outstanding capital stock, following which the Company will have only one class of common stock outstanding (the “Reclassification”);
WHEREAS, prior to the Closing, (i) Indigo will form or cause to be formed a Delaware limited partnership (“Gryphon JV”) and a Delaware limited liability company (“Parent NewCo”), as a direct Wholly Owned Subsidiary of Indigo, (ii) Parent NewCo will form or cause to be formed a Delaware limited liability company (“Intermediate NewCo”), as a direct Wholly Owned Subsidiary of Parent NewCo, (iii) Intermediate NewCo will form or cause to be formed a Delaware limited liability company (“Acquire NewCo”), as a direct Wholly Owned Subsidiary of Intermediate NewCo, and (iv) the Company will, in a form and manner determined by the Purchaser and by Indigo, distribute one or more intercompany receivable notes (the “Notes”) to Indigo and/or Indigo Americas, in an aggregate amount equal to the amount of the Debt Financing Proceeds;
WHEREAS, (i) prior to the date hereof, the Purchaser has formed Gryphon Debt Merger Sub, Inc., a Delaware corporation (“Debt Merger Sub”), as a direct Wholly Owned Subsidiary of the Purchaser, and (ii) prior to the date hereof, an Affiliate of the Purchaser has formed Gryphon GP, L.L.C., a Delaware limited liability company controlled by an Affiliate of the Purchaser (“Gryphon JV GP”);
WHEREAS, at the Closing, Indigo and Indigo Americas (collectively, the “Sellers”) desire to sell and transfer, or cause to be sold and transferred, and the Purchaser desires to purchase, all of the Sellers’ right, title and interest in and to fifty-one percent (51%) of the shares of issued and outstanding common stock of the Company in the aggregate, upon the terms and subject to the conditions set forth in this Agreement (the “Sale”);

WHEREAS, at the Closing, immediately following the Sale, (i) Indigo and the Purchaser shall each contribute all of their respective shares of common stock of the Company to Gryphon JV in exchange for interests in Gryphon JV, (ii) thereafter, Gryphon JV shall contribute such shares of common stock of the Company to Parent NewCo in exchange for interests in Parent NewCo, (iii) thereafter, Parent NewCo shall contribute such shares of common stock of the Company to Intermediate NewCo, (iv) thereafter, Intermediate NewCo shall contribute such shares of common stock of the Company to Acquire NewCo, and (v) Indigo shall cause the general partnership interest in Gryphon JV to be transferred to Gryphon JV GP, and in connection therewith, the limited partnership certificate of Gryphon JV shall be amended to reflect Gryphon JV GP as the general partner (collectively, the “Post-Sale Transactions”);
WHEREAS, at the Closing, immediately following the Post-Sale Transactions, (i) Debt Merger Sub will merge with and into Acquire NewCo for no consideration (the “Merger”), with Acquire NewCo surviving as a direct Wholly Owned Subsidiary of Intermediate NewCo (the “Surviving Company”), (ii) thereafter, the Surviving Company will loan an amount equal to the amount of the Debt Financing Proceeds to the Company, and (iii) the Company will utilize such amount to repay the Notes; and
WHEREAS, concurrently with the execution and delivery of this Agreement, the Parties have entered into a Separation Agreement (the “Separation Agreement”).
AGREEMENT:
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties hereby agree as follows:
ARTICLE 1
DEFINITIONS
Section 1.01    Definitions. As used herein, the following terms have the following meanings:
“^SOX” means the PHLX Semiconductor Sector Index (^SOX) that trades on the Nasdaq under the ticker symbol “^SOX”.
“2026 Deferred Consideration” has the meaning set forth in Section 2.06(b)(i).
“2027 Deferred Consideration” has the meaning set forth in Section 2.06(b)(ii).
“Acceptable Preferred Financing” means preferred equity financing issued in connection with the transactions contemplated by this Agreement on terms not less favorable to the issuer of such preferred equity, taken as a whole, than those terms set forth in Exhibit B attached hereto.
“Access Restrictions” has the meaning set forth in Section 6.02(a).
“Accounting Principles” means the accounting principles, practices, procedures, methodologies and policies set forth in Schedule A attached hereto.

“Acquire NewCo” has the meaning set forth in the Recitals.
“Acquisition Proposal” means any bona fide proposal or offer for, whether in one transaction or a series of related transactions, a (i) merger, consolidation, share exchange, business combination or similar transaction involving a member of the Company Group, (ii) sale or other disposition, directly or indirectly, whether by Indigo or one of its Affiliates, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets or properties of a member of the Company Group representing fifteen percent (15%) or more of the consolidated assets of the Company Group (including by sale or other disposition of any direct or indirect parent entity thereof), (iii) liquidation or dissolution of the Company or any of its Subsidiaries (other than the Reclassification), or (iv) transaction that (A) is similar in form, substance or purpose, in whole or in part, to any of the foregoing transactions or (B) would materially impair, materially impede, materially delay or prevent the consummation of the transactions contemplated hereby or the receipt by the Purchaser of the benefit of the bargain contemplated by this Agreement or the Ancillary Agreements; provided, however, that the term “Acquisition Proposal” shall not include any of the transactions contemplated by this Agreement or the Ancillary Agreements, any internal reorganizations solely between or among the Company’s Wholly Owned Subsidiaries and/or Indigo’s Wholly Owned Subsidiaries.
“Action” means any action, cause of action, civil, criminal, administrative or regulatory action, citation, mediation, arbitration, demand, suit, litigation, audit, eminent domain action, claim, investigation, dispute resolution process, prosecution, complaint, charge, injunction, inquiry, grievance, indictment, grand jury subpoena, dispute, hearing or proceeding, whether civil, criminal, legal, judicial, investigative, regulatory, administrative, or appellate, at law or in equity, commenced, brought, conducted, heard or initiated by or before any Governmental Authority, arbitrator, mediator or other tribunal.
“Adjusted Statement” has the meaning set forth in Section 4.07(a).
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such first Person; provided that such other Person shall be deemed an Affiliate of such first Person only for so long as such control exists. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise. For the avoidance of doubt, (i) prior to the Closing, each member of the Company Group shall be deemed an Affiliate of Indigo and each of Indigo’s Subsidiaries, (ii) from and after the Closing, no member of the Company Group shall be deemed an Affiliate of Indigo or any of Indigo’s Subsidiaries, and (iii) from and after the Closing, each member of the Company Group shall be deemed an Affiliate of the Purchaser and each of the Purchaser’s Affiliates.
“Agreement” has the meaning set forth in the Preamble.
“Amendment to Continuing Intercompany Agreements” has the meaning set forth in the Separation Agreement.

“Ancillary Agreements” means the documents and instruments expressly contemplated by the terms of this Agreement to be delivered at or prior to the Closing, including the Separation Agreement, the Penang Lease Amendment, the EMA Amendment, the Transition Services Agreement, the Limited Partnership Agreement, the IP Matters Agreement, the Subcontract Novation Agreement, the Master Services Agreement, the Teaming MOU, and the Manufacturing Agreement.
“Anti-Corruption Laws” has the meaning set forth in Section 4.10(d).
“Anti-Money Laundering Laws” has the meaning set forth in Section 4.10(c).
“Anticipated Closing Date” has the meaning set forth in Section 10.01(d)(ii).
“Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, each as amended, and all other Applicable Laws and regulations, whether federal, state or foreign, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition through merger or acquisition or the creation or strengthening of a dominant position through merger or acquisition.
“Applicable Government Contracts” has the meaning set forth in the Separation Agreement.
“Applicable Law” means, with respect to any Person, any federal, state, provincial, territorial, foreign, municipal or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance or variance, code, rule, regulation, act, Order, ruling, directive, or other similar requirement or procedure enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon such Person, as amended unless expressly specified otherwise.
“Applicable Transfer Time” means the date a Business Employee’s employment transfers to the Company or a Subsidiary of the Company.
“Award Funding Date” has the meaning set forth in Section 2.09(b).
“Balance Sheet” means the audited combined balance sheet of the Company and its Subsidiaries as of December 28, 2024 that is part of the Financial Statements.
“Balance Sheet Date” means December 28, 2024.
“Base Value” means an amount equal to $8,750,000,000.
“Benefit Plan” shall mean each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), and each other compensation or benefits plan, program, policy, agreement, contract or arrangement, including any employment, individual independent contractor or consulting agreement or offer letter, cash or bonus, incentive, or commission arrangement, restrictive covenant agreement, or deferred compensation, profit sharing, equity or equity-based, phantom equity compensation, severance, retention, salary continuation, change in control, transaction, arrangement, vacation policy, paid time off, pension or retirement plan, or health, welfare, post-employment welfare, fringe, or tax gross-up plan or arrangement, in each case, (i) sponsored, maintained, or contributed to or required to be contributed to by Indigo or any of its respective Affiliates (including, prior to the Closing, the Company and its Subsidiaries) for the benefit of any Business Employee, or (ii) under or with respect to which the Company Group has or will following the Effective Time have any Liability, other than, in each case, any plan, program or arrangement sponsored or required to be maintained by a Governmental Authority.
“Business” means the business of the development, design, having produced and having manufactured, marketing, distribution, sale, licensing, importation, exportation, support and maintenance or other exploitation of (i) field programmable gate arrays (“FPGAs”) and programmable logic devices (including complex programmable logic devices) (“PLDs”), where certain underlying logic functions are reconfigurable after completing the manufacturing process; (ii) system-on-a-chip FPGAs (“SoC FPGAs”) where a portion of the SoC FPGAs is comprised of a combination of programmable logic and an embedded processor, but solely with respect to such combined product and not with respect to the embedded processor on an independent basis; (iii) configuration devices to store configuration data essential to the operation of the PLD/FPGA/SoC FPGA; (iv) structured application-specific integrated circuits (“Structured ASICS”); (v) development kits utilizing FPGAs/PLDs for developer enablement, product demonstrations, customer testing of FPGAs, and customer prototyping; (vi) IP cores of Company and its Subsidiaries that are programmable into an FPGA/PLD; (vii) the related supporting design tools and Structured ASICS used in connection with each of (i)-(vi); and (viii) Software and RTL code provided to customers who purchase PLDs, FPGAs or SoC FPGAs from Company or its Subsidiaries for use in connection with such products, in each case, as conducted or, as of the date of this Agreement, planned to be conducted by the Company and its Subsidiaries, after giving effect to the Reorganization.
“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, or San Francisco, California, are authorized or required by Applicable Law to close.
“Business Employee” means any individual who, as of the relevant date of determination, (i) is employed by the Company Group and set forth on Section 1.01(a) of the Company Disclosure Schedule; or (ii) is a Delayed Transfer Employee.
“Business Financial Information” means the financial statements of the Business required to be delivered in order to satisfy the condition set forth in Section 4 of Exhibit C to the Debt Commitment Letter (as in effect on the date hereof).
“Cancelled Company Awards” has the meaning set forth in Section 2.09(a).
“Cancelled Indigo Awards” has the meaning set forth in Section 7.06(a).
“Cash Equivalents” means (i) cash and (ii) received but undeposited checks, money orders, investment accounts, certificates of deposit, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, in each case, to the extent convertible into cash within ninety-five (95) days and constituting “Cash Equivalents” under the Accounting Principles.
“Certificate of Merger” has the meaning set forth in Section 2.04(a).
“Chosen Court” has the meaning set forth in Section 12.08.
“Closing” has the meaning set forth in Section 2.02.
“Closing Cash” means, as of immediately prior to the Closing, the amount of all Cash Equivalents held by the Company and its Subsidiaries; provided, however, that “Closing Cash” shall: (i) exclude (A) any Restricted Cash, (B) issued but uncleared checks, wire transfers and drafts written or issued by the Company or any of its Subsidiaries at such time (in each case, only to the extent there has been a corresponding reduction of accounts payable of the Company or its applicable Subsidiary and such reduction is taken into account in the determination of Current Liabilities for purposes of calculating Closing Net Working Capital), and (C) any Taxes (including withholding Taxes) that would be imposed on the Company and its Subsidiaries with respect to the distribution of all Cash Equivalents (excluding any Restricted Cash) held by all Subsidiaries of the Company that are non-U.S. entities or otherwise held in non-U.S. accounts in excess of $75,000,000 in the aggregate to the United States and any Taxes (including any U.S., state, local or foreign income Taxes) that would be imposed with respect to the receipt of such distribution(s), in each case for purposes of this clause (C), applying a fixed tax rate of 12.5%; and (ii) include all uncleared checks, wire transfers, certificates of deposit, drafts deposited or available for deposit for the account of the Company or its applicable Subsidiary at such time (in each case, only to the extent there has been a corresponding reduction of accounts receivable of the Company or its applicable Subsidiary and such reduction is taken into account in the determination of Current Assets for purposes of calculating Closing Net Working Capital); and provided, further, that to the extent that (1) the Company Group has paid an amount of Separation Costs in excess of the Separation Costs Cap prior to the Closing and (2) as a result of such payment, the Cash Equivalents held by the Company Group are reduced by such amount paid by the Company Group, then such amount of Separation Costs paid by the Company Group in excess of the Separation Costs Cap shall be added back when calculating the “Closing Cash”.
“Closing Date” has the meaning set forth in Section 2.05.
“Closing Indebtedness” means, without duplication, as of immediately prior to the Closing, the amount of the outstanding Indebtedness of the Company and its Subsidiaries, excluding, for the avoidance of doubt, any Indebtedness that is settled in accordance with Section 6.08 at the Closing, the Debt Financing Proceeds and the Notes; provided that to the extent any amount of Indebtedness is included in Current Liabilities or otherwise taken into account in the calculation of Closing Net Working Capital, such amount shall be excluded from the calculation of Closing Indebtedness.
“Closing Legal Impediment” has the meaning set forth in Section 9.01(a).

“Closing Net Working Capital” means the amount equal to: (i) Current Assets; minus (ii) Current Liabilities. Notwithstanding anything to the contrary herein, in no event shall “Closing Net Working Capital” include any amounts which are otherwise included in Closing Cash or Restricted Cash (or, with respect to clause (iii) of the definition of “Restricted Cash”, any corresponding dividends payable, and with respect to the deposits held on behalf of third parties referenced in clause (iv) of the definition of “Restricted Cash”, any corresponding liability), Separation Costs, Transaction Expenses or Specified Indigo Expenses.
“Code” means the Internal Revenue Code of 1986, as amended.
“Combined Tax” means any Tax with respect to which any member of the Company Group has filed or will file a Tax Return with a member of any Seller Tax Group (other than the Company Group) on a combined, consolidated or unitary basis.
“Company” has the meaning set forth in the Preamble.
“Company Benefit Plan” means each Benefit Plan that is sponsored, maintained or contributed to solely by the Company Group.
“Company Cash Award Funding Deficit” has the meaning set forth in Section 2.09(b).
“Company Cash Award Funding Excess” has the meaning set forth in Section 2.09(b).
“Company Certificate” means the Amended and Restated Certificate of Incorporation of the Company, as amended and in effect on the date hereof.
“Company Data” means all proprietary and confidential data and information collected, generated or used in the conduct of the Business, including all Personal Data in the possession, custody or control of the Company Group, or otherwise held or processed on the Company Group’s behalf.
“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by or on behalf of the Company to the Purchaser.
“Company Equity Award” means each Company RSU Award or Company PSU Award granted under the Company Stock Plan.
“Company Group” means the Company and its Subsidiaries; provided that once formed, except with respect to Article 4 herein, the “Company Group” shall also include Gryphon JV, Parent NewCo, Intermediate NewCo, Acquire NewCo and, following the Closing, the Surviving Company.
“Company Group Tax Contest” has the meaning set forth in Section 8.06(b).

“Company IP” means all Intellectual Property Rights that are owned or purported to be owned by the Company Group after giving effect to the Separation, including all Transferred Company IP (as defined in the Separation Agreement).
“Company Liability” means (i) any Liability that (A) arises out of the operation of the Business and (B) resides with the Company Group as of and after the Closing (including as a result of a transfer of any such Liability to the Company Group prior to the Closing pursuant to the Reorganization, the Pre-Closing Restructuring or the Separation), (ii) any Liability that (A) arises out of the operation of the Business prior to the Closing and (B) would have resided with the Company Group as of the Closing but for the fact that such Liability first arises after the Closing, including any warranties for, or Actions or Losses related to, products sold by the Business prior to the Closing, and any Liability assumed by any member of the Company Group pursuant to the Employee Matters Agreement (except as expressly set forth in this Agreement or any other Ancillary Agreement), (iii) any Liability assumed by any member of the Company Group pursuant to this Agreement and the Ancillary Agreements from and after the Closing, (iv) any Separation Costs in excess of the Separation Costs Cap (it being understood and agreed that all Separation Costs up to the Separation Costs Cap shall be borne by and paid solely by Indigo) and (v) all Liabilities arising out of the operation or conduct of the Business from and after the Closing.
“Company Material Adverse Effect” means (i) any effect, change, event, circumstance or occurrence (each an “Effect,” and collectively, “Effects”) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business or results of operations of the Company and its Subsidiaries, taken as a whole; provided that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably be expected to be, a Company Material Adverse Effect: (A) any Effect to the extent arising out of or attributable to changes after the date hereof in GAAP or other applicable accounting standards or regulations or principles or authoritative interpretations thereof; (B) any Effect generally affecting the financial, securities, credit or other capital markets or general economic, regulatory, legislative or political conditions (including changes in interest or exchange rates); (C) any Effect to the extent arising out of or attributable to changes after the date hereof in Applicable Law or the binding interpretation thereof; (D) any Effect to the extent arising out of or attributable to geopolitical conditions, acts of war, sabotage or terrorism, outbreak of hostilities, trade war, natural disasters, acts of God, weather or environmental events or health emergencies, pandemics or epidemics or contagions, quarantine restrictions or other similar measures related to public health matters and any governmental or industry responses thereto (or the worsening of any of the foregoing); (E) any Effect to the extent arising from or attributable to the announcement of this Agreement including the identity of Purchaser, and including any impact on the Company Group’s relationships with employees, contractors, customers, suppliers, distributors, regulators or business partners; provided that the exception in this clause (E) shall not apply for (x) purposes of the representations and warranties set forth in Section 3.03 (Non-Contravention) and in Section 4.03 (Non-Contravention) or any other representations and warranties that are intended to address the consequence of the announcement of this Agreement or (y) purposes of compliance with the terms of Section 6.01 (Conduct of Business); (F) any Effect to the extent related to and solely affecting the Retained Business; (G) any failure by the Company Group to meet any internal (including analyst- or financial advisor-prepared) or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that this clause (G) shall not prevent a party from asserting any Effect, to the extent not otherwise excluded in the definition of Company Material Adverse Effect, that may have contributed to such failure independently constitutes or contributes to a Company Material Adverse Effect); and (H) any action taken or not taken by any of the Sellers, the Company and their respective Subsidiaries that is expressly required to be taken or not taken pursuant to this Agreement or any Ancillary Agreement (including any action taken or not taken at the request of the Separation Committee) or any action taken or not taken by any of the Sellers, the Company and their respective Subsidiaries, in each case, at the written request of the Purchaser (in each case, other than pursuant to Section 6.01(a) (Conduct of Business) or Section 6.05 (Consents and Approvals)); provided that the exclusions set forth in clauses (A), (B), (C), and (D) shall only apply to the extent that such Effect does not have a disproportionate impact on the Company Group, taken as a whole, compared to similarly situated companies that operate in the industries in which the Company Group operates; or (ii) any Effect that would reasonably be expected to prevent, materially delay, materially impede or materially impair the ability of any member of the Company Group or the Indigo Group, as applicable, to consummate the transactions contemplated hereby or by the Ancillary Agreements, including the Closing.
“Company Material Contracts” has the meaning set forth in Section 4.19(a).
“Company Products” means all products, technologies and services (including Software, platform, infrastructure or other products that are provided as a service, engineering, support and maintenance and other professional services, including education and training programs) that are in development, planned to be in development (pursuant to the Company’s written product roadmap and documentation), or made commercially available, in each case, as of the date hereof or as of the Closing Date by the Company Group.
“Company PSU Award” means each restricted stock unit award granted under the Company Stock Plan that vests subject to the achievement of performance goals and pursuant to which the holder has a right to receive Shares following the vesting or lapse of restrictions applicable to such restricted stock unit.
“Company RSU Award” means each restricted stock unit award granted under the Company Stock Plan that vests solely on the basis of time and pursuant to which the holder has a right to receive Shares following the vesting or lapse of restrictions applicable to such restricted stock unit.
“Company Sale” has the meaning set forth in the Limited Partnership Agreement.
“Company Securities” means Equity Interests of the Company.
“Company Stock Plan” means the Altera Corporation 2024 Equity Incentive Plan.

“Company Subsidiary Securities” means Equity Interests of any Subsidiary of the Company.
“Company Systems” means the computer systems and other information technology equipment, including the Software, databases, cloud storage/computing platforms, mobile devices, networks, firmware and hardware, in each case that are owned, leased or licensed by the Company Group and used in the conduct of its Business (excluding any public networks).
“Confidentiality Agreement” means the Transaction-Specific Non-Disclosure Agreement, dated October 22, 2024, by and between Indigo and the Purchaser, as addended by the Addendum to Transaction-Specific Non-Disclosure Agreement, dated January 16, 2025 (the “NDA Addendum”), and as further addended by the Second Addendum to the Transaction-Specific Non-Disclosure Agreement, dated March 17, 2025 (the “Second NDA Addendum”).
“Continuation Period” has the meaning set forth in Section 7.05(a).
“Continuing Intercompany Agreements” has the meaning set forth in the Separation Agreement.
“Contract” means any contract, lease, deed, indenture, note, bond, mortgage, franchise, license, agreement, plan, instrument or other similar obligation or commitment, whether oral or written, including all amendments, supplements, exhibits and schedules thereto, that, in each case, is legally binding.
“Controlled Group Liability” means any and all liabilities: (i) under Title IV of ERISA; (ii) under Section 302 of ERISA; (iii) under Sections 412 and 4971 of the Code; (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code; and (v) under corresponding or similar provisions of foreign laws or regulations.
“Current Assets” means, with respect to the Business as of immediately prior to the Closing, the current assets determined in accordance with the Accounting Principles and solely within the line items of current assets in the example calculation of Closing Net Working Capital attached hereto as Schedule B. For the purposes of this Agreement, “Current Assets” shall expressly exclude: (i) Closing Cash and (ii) all deferred Tax assets and Income Tax assets.
“Current Liabilities” means, with respect to the Business as of immediately prior to the Closing, the current liabilities determined in accordance with the Accounting Principles and solely within the line items of current liabilities in the example calculation of Closing Net Working Capital attached hereto as Schedule B. For the purposes of this Agreement, “Current Liabilities” shall expressly exclude: (i) Closing Indebtedness; (ii) Transaction Expenses; and (iii) all deferred Tax liabilities and liabilities for Income Taxes.
“Current Representation” has the meaning set forth in Section 12.15(a).
“D&O Indemnified Person” has the meaning set forth in Section 6.03(a).

“Data Partners” has the meaning set forth in Section 4.17(a).
“Data Privacy Laws” means all Applicable Laws, to the extent relating to privacy, data protection, data security, data breach notification, the processing of Personal Data, and the processing and security of payment card information and applicable to the Company Group.
“Data Privacy Requirements” has the meaning set forth in Section 4.17(b).
“Data Room” has the meaning set forth in Section 1.02.
“Data Sheets” means the Company Group’s data sheets for the Company Products, as available as of the date of this Agreement.
“Debt Commitment Letter” has the meaning set forth in Section 5.04(a).
“Debt Financing” has the meaning set forth in Section 5.04(a).
“Debt Financing Proceeds” means the quantum of the net proceeds of the Debt Financing funded at the Closing in connection with the consummation of the transactions contemplated hereby; provided, however, that “Debt Financing Proceeds” shall exclude (i) any original issue discount and any financing fees and (ii) any incremental increased borrowing amount to ensure that the Company Group has Cash Equivalents equal to the Minimum Cash Amount following the Closing after the payment of fees and expenses payable by the Company Group in connection with the transactions contemplated by this Agreement.
“Debt Financing Related Parties” means the Debt Financing Sources, their respective Affiliates and their and their respective Affiliates’ respective former, current and future directors, officers, employees, agents, advisors and other Representatives, and their respective successors and permitted assigns, in each case, solely in their capacities as such; provided that in no event shall Debt Financing Related Parties include the Purchaser, the Company or any of their respective Affiliates.
“Debt Financing Sources” means, at any time, the Persons that have committed to provide or arrange or have otherwise entered into agreements in connection with all or any part of the Debt Financing or any other financing (other than the Equity Financing) (including the parties to the Debt Commitment Letter and any agreements, any joinder agreements, engagement letters, underwriting agreements, indentures, loan agreements or credit agreements entered into in connection therewith), including the agents, arrangers, lenders, underwriters, initial purchasers, placement agents and other entities that have committed to provide or arrange or have otherwise entered into agreements in connection with all or part of the Debt Financing.
“Debt Merger Sub” has the meaning set forth in the Recitals.
“Deferred Consideration” has the meaning set forth in Section 2.06(b)(ii).
“Definitive Financing Agreements” has the meaning set forth in Section 6.13(e).

“Delayed Transfer Employee” means each employee of the Business designated as a Delayed Transfer Employee on Section 1.01(b) of the Company Disclosure Schedule, to the extent such employee’s employment transfers to the Company or a Subsidiary of the Company following the Closing Date, if any (including, for the avoidance of any doubt, any Leave Employee).
“Designated Person” has the meaning set forth in Section 12.15(a).
“DGCL” has the meaning set forth in Section 2.04(a).
“Direct Claim” has the meaning set forth in Section 11.04.
“Direct Claim Notice” has the meaning set forth in Section 11.04.
“DLLCA” has the meaning set forth in Section 2.04(a).
“DOJ” has the meaning set forth in Section 6.05(a).
“DPA” means Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof.
“Effective Time” has the meaning set forth in Section 2.05.
“EMA Amendment” has the meaning set forth in the Separation Agreement.
“Employee Matters Agreement” has the meaning set forth in the Separation Agreement.
“Employment Laws” has the meaning set forth in Section 4.16(e).
“End Date” has the meaning set forth in Section 10.01(b)(i).
“Enforceability Exceptions” has the meaning set forth in Section 3.02.
“Enforcement Costs” has the meaning set forth in Section 10.03(c).
“Environmental Laws” means any and all Applicable Laws relating to pollution or the protection of the environment, natural resources and human health or safety, including those related to the use, generation, manufacture, handling, transportation, labeling, treatment, storage, Release or threat of Release of, or exposure of any Person to, Hazardous Substances.
“Equity Commitment Letter” has the meaning set forth in Section 5.04(a).
“Equity Financing” has the meaning set forth in Section 5.04(a).
“Equity Interests” means (i) capital stock, ordinary shares, common shares, partnership or membership interests or units (whether general or limited), and including profits interests, or any other equity interests; (ii) subscriptions, calls, warrants, options or commitments of any kind or character relating to, or entitling any Person to acquire, any interests referred to in clause (i);

(iii) options, warrants or securities convertible into or exercisable or exchangeable for any interests referred to in clause (i); and (iv) stock or unit appreciation rights, restricted stock units, phantom equity or any other interest or participation that confers on a Person the right to receive any type of interest referred to in clauses (i) through (iii) or a share of the profits and/or losses of, or distribution of assets of, the issuing entity.
“Equity Investor” means Silver Lake Partners VII, L.P., a Delaware limited partnership.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.
“Estimated Closing Cash” has the meaning set forth in Section 2.07(a).
“Estimated Closing Indebtedness” has the meaning set forth in Section 2.07(a).
“Estimated Equity Value” means an amount equal to (i) the Base Value, plus (ii) the Estimated Net Working Capital Adjustment (which may be positive or negative), plus (iii) the lesser of (A) the Estimated Closing Cash and (B) $425,000,000, minus (iv) the Minimum Cash Amount, minus (v) the Estimated Closing Indebtedness, minus (vi) the amount of the Debt Financing Proceeds.
“Estimated Net Working Capital” has the meaning set forth in Section 2.07(a).
“Estimated Net Working Capital Adjustment” means (i) the absolute value of the amount by which the Estimated Net Working Capital is greater than the Target Net Working Capital Amount; or (ii) the product of (A) the absolute value of the amount by which Estimated Net Working Capital is less than the Target Net Working Capital Amount, multiplied by (B) negative one (-1).
“Estimated Purchase Price” means an amount equal to (i) (A) fifty-one percent (51%) multiplied by (B) the Estimated Equity Value, minus (ii) Estimated Transaction Expenses, minus (iv) the aggregate amount of reasonable and documented out-of-pocket Expenses of the Purchaser and its Affiliates up to a maximum amount equal to $50,000,000, to the extent not paid by Indigo prior to the Closing.
“Estimated Transaction Expenses” has the meaning set forth in Section 2.07(a).
“Excess Amount” has the meaning set forth in Section 2.07(i)(i).
“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations of the SEC promulgated thereunder, as amended from time to time.
“Excluded Action” has the meaning set forth in Section 6.05(g) of the Company Disclosure Schedule.

“Excluded Liability” or “Excluded Liabilities” means: (i) any Liability of the Indigo Group and all Liabilities arising out of the operation or conduct of the Retained Business, including any Liability related to the employment or service, or termination of employment or service, of any employee who is not a Business Employee, or any other employee, independent contractor, consultant or other individual service provider of the Retained Business; (ii) any Liability of the Indigo Group or the Company Group that is not a Company Liability; and (iii) any Liability for which the Indigo Group has responsibility pursuant to this Agreement or the Ancillary Agreements; provided that “Excluded Liability” and “Excluded Liabilities” shall not include any Separation Costs in excess of the Separation Costs Cap (it being understood and agreed that all Separation Costs up to the Separation Costs Cap shall be borne by and paid solely by Indigo) or Transaction Expenses.
“Expenses” has the meaning set forth in Section 12.04.
“FCL” means a facility security clearance as defined in the National Industrial Security Program Operating Manual (32 C.F.R. pt 117).
“Fee-Triggering Breach” has the meaning set forth in Section 6.05(g)(i).
“Final Closing Cash” has the meaning set forth in Section 2.07(g).
“Final Closing Indebtedness” has the meaning set forth in Section 2.07(g).
“Final Closing Net Working Capital” has the meaning set forth in Section 2.07(g).
“Final Equity Value” means an amount equal to (i) the Base Value, plus (ii) the Final Net Working Capital Adjustment (which may be positive or negative), plus (iii) the lesser of (A) the Final Closing Cash and (B) $425,000,000, minus (iv) the Minimum Cash Amount, minus (v) the Final Closing Indebtedness.
“Final Net Working Capital Adjustment” means (i) the absolute value of the amount by which the Final Closing Net Working Capital is greater than the Target Net Working Capital Amount; or (ii) the product of (A) the absolute value of the amount by which Final Closing Net Working Capital is less than the Target Net Working Capital Amount, multiplied by (B) negative one (-1).
“Final Position Statement” has the meaning set forth in Section 2.07(e).
“Final Purchase Price” means an amount equal to (i) (A) fifty-one percent (51%) multiplied by (B) the Final Equity Value, minus (ii) Final Transaction Expenses, plus (iii) (A) forty-nine percent (49%) multiplied by (B) the Debt Financing Proceeds, minus (iv) the aggregate amount of reasonable and documented out-of-pocket Expenses of the Purchaser and its Affiliates up to a maximum amount equal to $50,000,000, to the extent not paid by Indigo prior to the Closing.
“Final Transaction Expenses” has the meaning set forth in Section 2.07(g).

“Financial Statements” has the meaning set forth in Section 4.07(a).
“Financing” has the meaning set forth in Section 5.04(a).
“Financing Commitment Letters” has the meaning set forth in Section 5.04(a).
“Financing Purposes” has the meaning set forth in Section 5.04(b).
“Foreign Direct Investment Laws” means all Applicable Laws and regulations, whether federal, state or foreign, that provide for national security and public order reviews in connection with the cross-border acquisition of any interests or assets of a business under the jurisdiction of any foreign Governmental Authority (other than any such Applicable Law or regulation in the United States).
“Fraud” means, with respect to any Party, actual and intentional common law fraud under Delaware law with specific intent to deceive on the part of such Party in the making by such Party of the representations and warranties set forth in Article 3 or Article 4, as applicable, of which such Party had actual knowledge (without any duty of inquiry) that such representation or warranty made by such Party was actually and materially breached or untrue when made and specifically intended to induce a Party to rely upon such representation or warranty to its detriment, and such other Party actually and justifiably relied on such representation or warranty and suffered financial loss as a direct and proximate result thereof. “Fraud” shall not include any claim for equitable fraud, promissory fraud or any tort (including a claim for fraud) based on constructive or imputed knowledge, negligence, recklessness or any similar theory.
“FTC” has the meaning set forth in Section 6.05(a).
“GAAP” means generally accepted accounting principles in the United States.
“Government Bid” means any bid, offer, quotation, or proposal made by the Company or any of its Subsidiaries which, if accepted, would result in a Government Contract.
“Government Contract” means any Contract (including any purchase, delivery or task order, basic ordering agreement, pricing agreement, letter contract, teaming agreement, joint venture, grant, cooperative agreement, other transactional authority agreement, or change order) between the Company or any of its Subsidiaries, on one hand, and any Governmental Authority or any prime contractor or sub-contractor (at any tier) of any Governmental Authority, on the other hand. A purchase, task, or delivery order issued under a Government Contract between Indigo or a Subsidiary of Indigo, on one hand, and the Company or any of its Subsidiaries, on the other hand, shall constitute a separate Government Contract, for purposes of this definition.
“Governmental Authority” means (i) any transnational, domestic or foreign federal, state, provincial, territorial, regional, municipal or local governmental, legislative, judicial, regulatory or administrative authority, including any department, ministry, court, arbitrator or arbitral body, other tribunal, commission, commissioner, board, subdivision, bureau, agency, division, authority, office or official; or (ii) any quasi-governmental, professional association or organization or private body exercising any executive, legislative, judicial, regulatory, taxing or other governmental functions or any stock exchange or self-regulatory organization.
“Gryphon JV” has the meaning set forth in the Recitals.
“Gryphon JV GP” has the meaning set forth in the Recitals.
“Guarantee” means that certain Limited Guarantee, dated as of the date of this Agreement, by and between the Equity Investor and Indigo.
“Hazardous Substances” means compounds, substances, products, materials or wastes that are defined, classified, limited or regulated as hazardous, toxic, a contaminant or pollutant (or words of similar meaning or effect), or that could give rise to any liability due to their harmful or deleterious properties, under any Environmental Law, including petroleum and petroleum distillates, polychlorinated biphenyls, friable asbestos or friable asbestos containing materials, per- and polyfluoroalkyl substances, and persistent, bioaccumulative and toxic chemicals.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Income Tax Return” means any Tax Return with respect to Income Taxes.
“Income Taxes” means any income, profit, franchise, or similar Taxes measured or imposed upon net income.
“Indebtedness” means, with respect to the Company and its Subsidiaries, without duplication, the aggregate amount (whether or not contingent and including any and all principal, accrued and unpaid interest, prepayment premiums or penalties, related expenses, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and other amounts which would be payable in connection therewith) of: (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term and whether secured or unsecured; (ii) any indebtedness evidenced by a note, bond, debenture or other security or similar instrument; (iii) any Liabilities or obligations with respect to interest rate, currency or commodity swaps, collars, caps, hedging obligations or any Contract designated to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices or other derivative instruments; (iv) any capitalized lease obligations; (v) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and paid; (vi) any obligation to pay the deferred purchase price of property, goods or services, including any seller notes, earn-outs, post-closing true-up obligations or other similar payment obligations (other than trade accounts payable in the ordinary course of business); (vii) the aggregate amount of any underfunded or unfunded defined benefit, deferred compensation or other pension Liabilities, long-term disability benefit obligations or retiree health or welfare benefit Liabilities (calculated on a termination basis, where applicable); (viii) the amount of any deferred compensation or similar payments earned by or payable to any current or former Business Employee (including any Delayed Transfer Employees) or service provider of the Company or any of its Subsidiaries

(including any matching contributions or allocations in respect of the period prior to the Closing (including any partial payroll period)) that have not been contributed or allocated to the applicable participants’ accounts; (ix) the amount of any unpaid bonuses or commissions (including under the annual and quarterly employee bonus plans) in respect of (A) any completed performance period (based on actual performance or, if not known, target performance) and (B) any other performance period commencing on or prior to the Closing Date (with any proration for any partial period based on the greater of actual or target performance and assuming attainment of all quarterly targets), in each case, whether or not accrued and whether or not pursuant to any Company Benefit Plan and including any such amounts with respect to all current and former Business Employees (including any Delayed Transfer Employees); (x) the amount of any unpaid severance, termination pay or similar obligations (including pay in lieu of notice) due to any current or former Business Employee (including any Delayed Transfer Employee) or any other service provider of the Company or any of its Subsidiaries in respect of any termination of service (including any termination of service from Indigo or its Subsidiaries caused by the transfer of employment from Indigo to the Company prior to Closing or other termination of service treated as such under Applicable Law notwithstanding that the employee remains employed by the Company) prior to (or resulting from notice of termination prior to) the Closing Date; (xi) any incurred or accrued but unpaid or un-recognized liabilities of the Company or any of its Subsidiaries with respect to health or workers’ compensation insurance, whether or not pursuant to any Company Benefit Plan, and including for any current or former Business Employees; (xii) accrued but unpaid time off, vacation pay, sabbatical or other similar service credits relating to any Business Employee or Altera Business Employee (as defined in the Employee Matters Agreement); (xiii) the employer portion of any applicable employer and payroll Taxes related to any payments made in connection with the foregoing clauses (vii) through (xii), in each case, calculated as if payable on the Closing Date (without regard to any wage base limitation); (xiv) any Lien secured on assets of a member of the Company Group; (xv) any Liabilities associated with an Intercompany Account that is not settled in full or otherwise eliminated as of the Closing without any further Liability to any member of the Company Group; (xvi) any long-term liability that is required to be recorded on a balance sheet prepared as of the Closing to the extent not included in the calculation of Closing Net Working Capital; (xvii) any accruals or outstanding Liabilities related to pending or settled Actions or for any indemnification obligations (including amounts payable pursuant to any Contracts set forth on Section 4.19(a)(x) of the Company Disclosure Schedule); (xviii) any distributor price adjustment rebate Liability for which there is no offsetting accounts receivable; (xix) all declared and unpaid dividends and distributions (excluding (1) those by and among Wholly Owned Subsidiaries and (2) dividends permitted by Section 6.01(a)(ii) and the corresponding section of the Company Disclosure Schedule) and (xx) guarantees in respect of clauses (i) through (xix), including guarantees of another Person’s Indebtedness or any obligation of another Person which is secured by assets of the Company or any of its Subsidiaries; provided that “Indebtedness” shall not include any such obligations of any kind between the Company and any of its Wholly Owned Subsidiaries or between any Wholly Owned Subsidiary of the Company and another Wholly Owned Subsidiary of the Company, the Separation Costs, Transaction Expenses or Specified Indigo Expenses.

“Indemnified Taxes” means, without duplication, (i) Taxes of any kind of any member of the Company Group attributable to any Pre-Closing Tax Period, (ii) Taxes of the Sellers or any of their Affiliates (other than the Company Group) for any Tax period (including any indirect capital gains Taxes imposed on the Sellers or any of their Affiliates (other than the Company Group) as a result of the transactions contemplated by this Agreement), (iii) Taxes for which any member of the Company Group is liable under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax law) or the Pillar Two Provisions by reason of such entity being included in any Seller Tax Group at any time on or before the Closing Date, (iv) Taxes of any member of the Company Group imposed on or with respect to the Reorganization, the Reclassification, the Pre-Closing Restructuring, the Separation, the settlement of any Intercompany Account or the termination of any Intercompany Agreement pursuant to the Separation Agreement, (v) Taxes imposed on or payable by third parties with respect to which any member of the Company Group has an obligation to indemnify such third party pursuant to a transaction consummated or agreement entered into on or prior to the Closing, (vi) Taxes of any member of the Company Group as a result of any adjustment required under Section 481(a) of the Code (and any similar provision of state, local or foreign law) with respect to any accounting method change made on or prior to the Closing Date or any deferred revenue or prepaid amount received on or prior to the Closing Date, and (vii) Taxes of any member of the Company Group imposed under Section 965 of the Code; provided, that, Indemnified Taxes shall be determined taking into account all Transaction Tax Deductions and any net operating losses, credits and other Tax assets or attributes of the Sellers and their Affiliates (including the Company Group) (other than any such deductions, losses, credits, assets or attributes generated in Tax periods (or portions thereof) commencing after the Closing Date or taken into account in the calculation of Closing Indebtedness or Closing Net Working Capital), in each case, available under Applicable Law to offset such Taxes in the relevant Pre-Closing Tax Periods. Notwithstanding the foregoing, Indemnified Taxes shall not include any Taxes to the extent such Taxes (A) were included as a liability in the calculation of the Closing Indebtedness or the Closing Net Working Capital resulting in a reduction in the Final Purchase Price or otherwise paid or reimbursed by the Sellers or their Affiliates (other than the Company Group), (B) arise from actions outside the ordinary course of business taken by Parent NewCo on the Closing Date following the Closing, or (C) are Transfer Taxes borne by Purchaser pursuant to Section 8.02.
“Indemnifying Party” means any party which may be obligated to provide indemnification to an Indemnitee pursuant to Section 11.01 or Section 11.02.
“Indemnitee” means any party which may be entitled to indemnification from an Indemnifying Party pursuant to Section 11.01 or Section 11.02.
“Indemnity Payment” has the meaning set forth in Section 11.05(a).
“Independent Accounting Firm” has the meaning set forth in Section 2.07(e).
“Indigo” has the meaning set forth in the Preamble.
“Indigo Americas” has the meaning set forth in the Preamble.

“Indigo Cash Award Funding Deficit” has the meaning set forth in Section 7.06(e).
“Indigo Cash Award Funding Excess” has the meaning set forth in Section 7.06(e).
“Indigo Common Stock” means the common stock, par value $0.001 per share, of Indigo.
“Indigo Group” means Indigo and its Subsidiaries, excluding members of the Company Group.
“Indigo Indemnitees” means Indigo, each member of the Indigo Group and each of their respective directors, officers and employees.
“Indigo Long-Term Cash Award” means a restricted cash award which represents the right to receive a certain amount in cash in installments over a specified period, subject to the vesting and other conditions thereof.
“Indigo Marks” has the meaning set forth in Section 6.11(a).
“Indigo PSU Award” means each Indigo Stock Unit Award under which Indigo granted restricted stock units that vest subject to the achievement of performance goals and pursuant to which the holder has a right to receive shares of Indigo Common Stock following the vesting or lapse of restrictions applicable to such restricted stock units.
“Indigo Related Parties” means the Sellers, the Company, the Subsidiaries of the Company, their respective Affiliates or any of their or their respective Affiliates’ respective former, current or future, directors, officers, employees, general or limited partners, mangers, members, direct or indirect equityholders, controlling persons, attorneys, assignees, agents or Representatives of any of the foregoing, or any former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing.
“Indigo RSU Award” means each Indigo Stock Unit Award under which Indigo granted restricted stock units that vest solely on the basis of time and pursuant to which the holder has a right to receive shares of Indigo Common Stock following the vesting or lapse of restrictions applicable to such restricted stock unit.
“Indigo Stock Unit Award” means an award of restricted stock units or performance stock units, each of which represents the right to receive one share of Indigo Common Stock, subject to the vesting and other conditions thereof.
“Indigo Terminating Breach” has the meaning set forth in Section 10.01(c)(i).
“Indigo VWAP” means the thirty (30)-day volume weighted average price of Indigo Common Stock ending on the trading day immediately preceding the Closing Date (as reported by Bloomberg, L.P. (or any successor service) and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours).
“Insurance Policies” has the meaning set forth in Section 4.24.

“Insurance Proceeds” has the meaning set forth in Section 11.05(a).
“Intellectual Property Rights” means any and all intellectual property rights or similar proprietary rights arising anywhere in the world, whether statutory, based on common law or otherwise, and whether registered or unregistered, including in or with respect to, or arising from, any of the following: (i) copyrights and copyrightable subject matter; (ii) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names, URLs, together with all goodwill associated with any of the foregoing (collectively, “Trademarks”); (iii) trade secrets and all other confidential information, know-how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (iv) any Patents; (v) mask works rights, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology; and (vi) all registrations, renewals, extensions, combinations, statutory invention registrations, provisionals, continuations, continuations-in-part, reexaminations, divisions or reissues of, and applications for, any of the rights referred to in clauses (i) through (v).
“Intercompany Account” has the meaning set forth in Section 6.08.
“Intercompany Agreements” means all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, between any member of the Indigo Group (or any officer, director or key employee thereof), on the one hand, and any member of the Company Group, on the other hand.
“Intermediate NewCo” has the meaning set forth in the Recitals.
“IP Matters Agreement” has the meaning set forth in the Separation Agreement.
“IPO” has the meaning set forth in the Limited Partnership Agreement.
“ITAR” has the meaning set forth in Section 4.10(e).
“Joint Litigation Matter” has the meaning set forth in Section 6.15(a).
“knowledge” means (i) with respect to the Sellers, the actual knowledge (after reasonable inquiry of direct reports) of the individuals listed on Section 1.01(c) of the Seller Disclosure Schedule; (ii) with respect to the Company, the actual knowledge (after reasonable inquiry of direct reports) of the individuals listed on Section 1.01(c) of the Company Disclosure Schedule; and (iii) with respect to the Purchaser, the actual knowledge (after reasonable inquiry of direct reports) of the individuals listed on Section 1.01(c) of the Purchaser Disclosure Schedule; provided that, for clarity, with respect to Intellectual Property Rights, reasonable inquiry is not required to include freedom to operate analyses, clearance searches, validity or noninfringement analyses or opinions, or any other similar analyses or opinions of counsel.
“Labor Agreement” has the meaning set forth in Section 4.16(c).
“Leased Real Property” has the meaning set forth in Section 4.12(b).

“Leave Employee” has the meaning set forth in Section 7.01(a).
“Liabilities” means all indebtedness, liabilities, claims against, liens, costs (including cost over-runs), expenses, Taxes, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, direct or indirect, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability), and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.
“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, claim, covenant, easement, right-of-way, condition, restriction, servitude, encumbrance, hypothecation, option, license, sublicense, covenant not to sue, right of first offer, right of first refusal, preemptive right, conditional sales agreement, title retention agreement or lease thereof in nature, title defect, encroachment or other survey defect, lease, sublease, priority, or adverse claim in respect of such property or asset, or any restriction on the voting of any security, any restriction on the transfer of any security or other attribute of ownership of any property or asset.
“Limited Partnership Agreement” means the Limited Partnership Agreement to be entered into at the Closing by and among the Company, the Sellers and Purchaser, in substantially the form attached hereto as Exhibit A.
“Loss” or “Losses” means any and all damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, Taxes, Actions, awards, suits, proceedings, charges, costs and expenses (including the costs and expenses of any and all proceedings and demands, assessments, judgments, settlements and compromises relating thereto and the costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder), including direct and consequential damages, but excluding punitive damages (other than punitive damages awarded to any third party against an indemnified party).
“Made Available” has the meaning set forth in Section 1.02.
“Manufacturing Agreement” has the meaning set forth in the Separation Agreement.
“Master Services Agreement” has the meaning set forth in the Separation Agreement.
“Merger” has the meaning set forth in the Recitals.
“Merger Effective Time” has the meaning set forth in Section 2.04(a).
“Minimum Cash Amount” means $400,000,000.
“Negotiation Period” has the meaning set forth in Section 2.07(d).

“Notice of Objections” has the meaning set forth in Section 2.07(c).
“Open Source Materials” means any Software that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (such as the Creative Commons licenses, GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License and any license identified as an open source license by the Open Source Initiative (www.opensource.org)).
“Order” means any order, award, decision, injunction, judgment, writ, decree, consent decree, fine, assessment, citation, rule, stipulation, determination, ruling, verdict or arbitration award entered, issued, made, entered by, or rendered by or with any Governmental Authority.
“Organizational Documents” means (i) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (ii) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (iii) with respect to a partnership, the certificate of formation and the partnership agreement, and (iv) with respect to any other Person, the organizational, constituent and/or governing documents and/or instruments of such Person.
“Outbound Investment Rule” means Executive Order 14105 on Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern, 88 Fed. Reg. 54867 (Aug. 9, 2023), including all implementing regulations thereof.
“Owned Real Property” has the meaning set forth in Section 4.12(a).
“Parent NewCo” has the meaning set forth in the Recitals.
“Party” or “Parties” has the meaning set forth in the Preamble.
“Patents” means patent applications, including provisional and nonprovisional applications, and patents, including utility patents, utility models, invention certificates, originals, continuations, divisionals, continuations-in-part, and patents issuing from any of the foregoing, and all reissues, reexaminations, substitutions, renewals and extensions of any of the foregoing, and comparable rights, however denominated, in any jurisdiction throughout the world.
“Penang Lease Amendment” has the meaning set forth in the Separation Agreement.
“Per Share Value” means the quotient obtained by dividing the Estimated Purchase Price by the number of Shares outstanding immediately prior to the Closing Date, calculated on a fully diluted basis, which, for the avoidance of doubt, will include any Shares subject to any outstanding awards granted under the Company Stock Plan, including any Company RSU Awards or Company PSU Awards, and will not include any Shares reserved for issuance under the Company Stock Plan.

“Permit” means permit, registration, license, certification, franchise, approval, accreditation or other authorization.
“Permitted Lien” means: (i) Liens for Taxes (A) that are not due and payable or (B) the validity of which are being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been maintained on the Financial Statements in accordance with GAAP; (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, in each case, (A) for amounts that are not due and payable or (B) the validity of which are being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been maintained on the Financial Statements in accordance with GAAP; (iii) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, government contracts, performance and return of money bonds and similar obligations; (iv) zoning, building and other similar codes and regulations which are not violated in any material respect by the use and operation of any Real Property of the Company and its Subsidiaries; (v) with respect to the Real Property, Liens, easements, rights-of-way, covenants, contractual liens, common law liens and other similar restrictions that have been placed by any developer, landlord or other Person on Real Property over which the Company or any of its Subsidiaries has easement rights or Real Property Lease rights, in each case that do not adversely affect in any material respect the occupancy or use of such Real Property of the Company and its Subsidiaries or the value of such Real Property; (vi) nonexclusive licenses of, or other similar grants of rights with respect to, Intellectual Property Rights granted in the ordinary course of business; (vii) Liens representing the right of suppliers vendors, service providers, contractors or subcontractors in the ordinary course of business under the terms of any Contract entered into in the ordinary course of business consistent with past practice to which the relevant party is a party under general principles of commercial or government contract law (A) for amounts that are not due and payable or (B) the validity of which are being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been maintained on the Financial Statements in accordance with GAAP; (viii) with respect to the Real Property, defects or irregularities in title, easements, rights-of-way, covenants, restrictions and other similar matters that do not adversely affect in any material respect the occupancy or use of such Real Property of the Company and its Subsidiaries or the value of such Real Property; and (ix) restrictions on transfers of Company Securities or Company Subsidiary Securities as under Applicable Law.
“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
“Personal Data” means any information in any form that is capable, directly or indirectly, of being associated with, related to or linked to, or used to identify, describe, contact or locate, a natural Person, device or household and/or is regulated under any Data Privacy Law.

“Pillar Two Provisions” means the model rules published by the OECD as “Tax Challenges Arising from the Digitalisation of the Economy–Global Anti-Base Erosion Model Rules (Pillar Two): Inclusive Framework on BEPS” and any legislation of any jurisdiction introduced pursuant to, or in order to implement or conform to, such model rules.
“Post-Sale Transactions” has the meaning set forth in the Recitals.
“Pre-Closing Restructuring” has the meaning set forth in Section 2.01(a).
“Pre-Closing Restructuring Documents” has the meaning set forth in Section 2.01(b).
“Pre-Closing Tax Period” means (i) any taxable period ending on or before the Closing Date; and (ii) with respect to a Straddle Tax Period, the portion of such taxable period ending on (and including) the Closing Date.
“Pre-Closing Unvested Company Award Amount” means, with respect to each unvested Company Equity Award, the product of (i) Per Share Value multiplied by (ii) the sum of (A) in the case of a Company RSU Award, the number of Shares subject thereto as of immediately prior to the Closing Date and (B) in the case of a Company PSU Award, the number of Shares subject thereto as of immediately prior to the Closing Date, assuming target performance.
“Pre-Closing Vested Company Award Amount” has the meaning set forth in Section 2.09(a).
“Preliminary Closing Statement” has the meaning set forth in Section 2.07(a).
“Privileged Materials” has the meaning set forth in Section 12.15(b).
“Prohibited Modifications” has the meaning set forth in Section 6.13(a).
“Property Taxes” means all real property Taxes, personal property Taxes and similar ad valorem Taxes.
“Proposed Final Statement” has the meaning set forth in Section 2.07(b).
“Purchased Shares” has the meaning set forth in Section 2.02.
“Purchaser” has the meaning set forth in the Preamble.
“Purchaser Damages Limitation” has the meaning set forth in Section 10.03(b).
“Purchaser Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Purchaser to Indigo.
“Purchaser Indemnitees” means the Purchaser, its Affiliates (including, after the Closing, the Company Group) and each of their respective directors, officers and employees.

“Purchaser Material Adverse Effect” means any Effect that, individually or in the aggregate, would reasonably be expected to prevent, materially delay, materially impede or materially impair the ability of the Purchaser to consummate the Closing.
“Purchaser Related Parties” means the Purchaser, Equity Investor, their respective Affiliates or any of their or their respective Affiliates’ respective former, current or future, directors, officers, employees, general or limited partners, mangers, members, direct or indirect equityholders, controlling persons, attorneys, assignees, agents or Representatives of any of the foregoing, or any former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing, or any financial institution which provides or is committed to provide financing in connection with the transactions contemplated by this Agreement or any of their respective Affiliates.
“Purchaser Terminating Breach” has the meaning set forth in Section 10.01(d)(i).
“Purchaser Termination Fee” has the meaning set forth in Section 10.03(a)(i).
“Quarterly Funded Company Award Amount” has the meaning set forth in Section 2.09(b).
“Quarterly Funded Indigo Cash Award Amount” has the meaning set forth in Section 7.06(e).
“R&W Insurance Policy” has the meaning set forth in Section 5.09.
“R&W Waiver” has the meaning set forth in Section 5.09.
“Real Property” has the meaning set forth in Section 4.12(b).
“Real Property Lease” has the meaning set forth in Section 4.12(b).
“Reclassification” has the meaning set forth in the Recitals.
“Registered Company IP” means all Company IP that is registered or issued under the authority of any Governmental Authority or Internet domain name registrar, including all patents, utility models, registered copyrights, registered mask works and registered Trademarks, registered domain names and all applications for any of the foregoing.
“Related Party Transaction” has the meaning set forth in Section 4.23.
“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, emptying, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance into or through the indoor or outdoor environment.
“Remedy Actions” has the meaning set forth in Section 6.05(b).
“Reorganization” has the meaning set forth in the Recitals.

“Reorganization Documents” has the meaning set forth in Section 6.17(b).
“Replacement Company Cash Award” has the meaning set forth in Section 2.09(a).
“Replacement Financing” has the meaning set forth in Section 6.13(a).
“Replacement Indigo Cash Award” has the meaning set forth in Section 7.06(a).
“Replacement Indigo Cash Award Amount” has the meaning set forth in Section 7.06(a).
“Representatives” means, with respect to a Person, any officer, director, consultant or employee of such Person or its Affiliates or any investment banker, attorney, accountant or other advisor, agent or representative of such Person or its Affiliates.
“Required Amount” has the meaning set forth in Section 6.13(a).
“Required Regulatory Approvals” means any consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period listed on Section 1.01(d) of the Company Disclosure Schedule.
“Restricted Cash” means any Cash Equivalent which is not freely transferable, distributable or usable because it is subject to restrictions, limitations on use or distribution by Applicable Law or Contract, including all (i) Cash Equivalents posted to support letters of credit, performance bonds or similar obligations, (ii) collateral with respect to any pledge or security agreement (iii) Cash Equivalents subject to a pending authorized dividend or distribution with a record date at or prior to the Closing Date (i.e., where the dividend or distribution has not yet been made as of the Closing) from a member of the Company Group, and (iv) cash in reserve accounts, escrowed cash, deposits held on behalf of third parties, cash that is subject to a holdback and custodial cash; provided that no Cash Equivalent shall be deemed Restricted Cash solely because it is subject to tax or similar penalties upon distribution from a Subsidiary of the Company to any other Subsidiary of the Company or upon repatriation to the United States from a Subsidiary of the Company.
“Retained Business” means any business that is then conducted by Indigo and described in its periodic filings with the SEC, other than the Business.
“Review Period” has the meaning set forth in Section 2.07(c).
“Sale” has the meaning set forth in the Recitals.
“Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).
“Sanctioned Person” means any Person that is the target of Sanctions, including: (i) any Person listed in any Sanctions-related list of restricted persons maintained by the Office of

Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (ii) any Person located, operating, organized or resident in, or that is a blocked national of, a Sanctioned Country; (iii) the government of a Sanctioned Country or the Government of Venezuela; or (iv) any Person fifty percent (50%) or more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.
“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (i) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (ii) the United Nations Security Council, the European Union, any European Union member state or the United Kingdom.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, and the rules and regulations of the SEC promulgated thereunder, as amended from time to time.
“Security Incident” has the meaning set forth in Section 4.17(a).
“Seller Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Sellers to the Purchaser.
“Seller Group Tax Contest” has the meaning set forth in Section 8.06(b).
“Seller Group Tax Returns” has the meaning set forth in Section 8.03(a).
“Seller Material Adverse Effect” means any Effect that, individually or in the aggregate, would reasonably be expected to prevent, materially delay, materially impede or materially impair the ability of a Seller to consummate the Closing.
“Seller Parties” has the meaning set forth in Section 5.09.
“Seller Policies” has the meaning set forth in Section 6.04(a).
“Seller Tax Group” means, with respect to U.S. federal income taxes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which Indigo is the common parent and, with respect to state, local or foreign income taxes, any consolidated, combined or unitary group of which Indigo or any of its Affiliates is a member for such state, local or foreign income tax purposes, including any such tax group under the Pillar Two Provisions.
“Sellers” has the meaning set forth in the Recitals.
“Separation” means, to the extent occurring on or after the date of this Agreement, the separation of the Business from the Indigo Group to operate on a standalone basis, which shall include the implementation of the Separation Activities.

“Separation Activities” has the meaning set forth in the Separation Agreement.
“Separation Agreement” has the meaning set forth in the Recitals.
“Separation Committee” has the meaning set forth in the Separation Agreement.
“Separation Costs” means the costs and expenses to implement the Separation (treating, for purposes of this definition, April 1, 2025 as the first date of the Separation) incurred by the Company Group or on behalf of or for the benefit of the Company Group by the Indigo Group (including an allocation of actual and reasonable overhead costs consistent with Indigo’s past practice that are directly related to the implementation of the Separation (e.g., salary costs of and the provision of employment benefits to Indigo Group employees directly working on the implementation of the Separation), and excluding overhead costs that are indirectly related to the Separation (e.g., costs related to management supervision of Indigo Group employees directly working on the implementation of the Separation or tools and equipment used by Indigo Group employees directly working on the implementation of the Separation)); provided that the amount of Separation Costs incurred on and after the date of this Agreement through the last day of the month in which this Agreement is executed shall be equal to the sum of (a) the Separation Costs First Month Attributable Amount plus (b) the product of (x) the Separation Costs First Month Unattributable Amount multiplied by (y) the Separation Costs First Month Ratio. For the avoidance of doubt, “Separation Costs” shall (i) include costs and expenses (including taxes incurred in connection therewith) expressly designated as Separation Costs in the Ancillary Agreements and (ii) exclude the costs and expenses incurred by or on behalf of the Company Group in connection with the Reorganization, the Reclassification and the Pre-Closing Restructuring, whether incurred prior to, on, or after the date of this Agreement.
“Separation Costs Cap” means an amount equal to $277,000,000 in the aggregate.
“Separation Costs First Month Attributable Amount” means the costs and expenses to implement the Separation (treating, for purposes of this definition, April 1, 2025 as the first date of the Separation) incurred by the Company Group or on behalf of or for the benefit of the Company Group by the Indigo Group (including an allocation of actual and reasonable overhead costs consistent with Indigo’s past practice that are directly related to the implementation of the Separation (e.g., salary costs of and the provision of employment benefits to Indigo Group employees directly working on the implementation of the Separation), and excluding overhead costs that are indirectly related to the Separation (e.g., costs related to management supervision of Indigo Group employees directly working on the implementation of the Separation or tools and equipment used by Indigo Group employees directly working on the implementation of the Separation)), in each case, that are allocable to a specific date or date range within the period beginning on the date of this Agreement and ending on the last day of the month in which this Agreement is executed.
“Separation Costs First Month Ratio” means the quotient obtained by dividing (i) the number of days in the period between the date of this Agreement and the last day of the month in which this Agreement is executed (inclusive of the date of this Agreement and the last day of the month in which this Agreement is executed) by (ii) the total number of days in the month in which this Agreement is executed.
“Separation Costs First Month Unattributable Amount” means the costs and expenses to implement the Separation incurred by the Company Group or on behalf of or for the benefit of the Company Group by the Indigo Group (including an allocation of actual and reasonable overhead costs consistent with Indigo’s past practice that are directly related to the implementation of the Separation (e.g., salary costs of and the provision of employment benefits to Indigo Group employees directly working on the implementation of the Separation), and excluding overhead costs that are indirectly related to the Separation (e.g., costs related to management supervision of Indigo Group employees directly working on the implementation of the Separation or tools and equipment used by Indigo Group employees directly working on the implementation of the Separation)) on and after the first day of the month in which this Agreement is executed through the last day of such month, that are not allocable to a specific date or date range within the period beginning on the date of this Agreement and ending on the last day of the month in which this Agreement is executed.
“Shares” or “Common Stock” means (i) prior to the Reclassification, the shares of Class A Common Stock (“Class A Common Stock”), par value $0.001, of the Company and the shares of Class B Common Stock (“Class B Common Stock”), par value $0.001, of the Company, and (ii) following the Reclassification, the shares of Common Stock, par value $0.001, of the Company.
“Skadden” has the meaning set forth in Section 12.15(a).
“Software” means all software and computer programs, whether in source code, object code, firmware (including FPGA configurations or bitstreams), intermediate representation (including byte code, p-code or intermediate code), or other form, including (i) software implementations of algorithms, architecture, models, menus, buttons, icons and methodologies, firmware and application programming interfaces, libraries, modules, subroutines, or other components thereof, intangible instructions or processes used or intended for use in, or in connection with the operation of computers or devices, and (ii) any documentation, including user documentation, user manuals and training materials, files, scripts, design notes, programmers’ notes and records, relating to any of the foregoing.
“Special Compensation Expense” has the meaning set forth in Section 12.04(b).
“Specified Date” has the meaning set forth in Section 10.01(b)(i).
“Specified Indigo Expenses” has the meaning set forth in Section 12.04(b).
“Straddle Tax Period” means a taxable period that begins on or before and ends after the Closing Date.
“Subcontract Novation Agreement” has the meaning set forth in the Separation Agreement.

“Subsidiary” means, with respect to any Person, any other Person of which ownership interests having ordinary voting power to elect a majority of the board of directors or others performing similar functions are directly or indirectly owned by the first Person. Notwithstanding the foregoing, the term “Subsidiary” does not, when used with respect to any Seller, include (i) any standalone business of which such Seller owns less than a majority of the voting or equity interests or (ii) Mobileye Global Inc. or IMS Nanofabrication Global, LLC or any of their respective Subsidiaries. For the avoidance of doubt, (A) prior to the Closing, each member of the Company Group shall be deemed a Subsidiary of Indigo, (B) from and after the Closing, no member of the Company Group shall be deemed a Subsidiary of Indigo, and (C) from and after the Closing, each member of the Company Group shall be deemed a Subsidiary of the Purchaser.
“Surviving Company” has the meaning set forth in the Recitals.
“Target Net Working Capital Amount” means an amount equal to $850,000,000.
“Tax” means any and all U.S. federal, state, local and foreign tax, including any income tax, franchise tax, value-added tax, excise tax, gross receipts tax, windfall profits tax, customs duty, social security (or similar) tax, unemployment tax, capital stock tax, consumption tax, alternative or add-on minimum tax, estimated tax, transfer tax, sales tax, harmonized sales tax, use tax, property tax, withholding tax or payroll tax and similar levy, assessment, and duty in the nature of a tax, together with any interest, penalty, addition to tax, imposed, assessed or collected by any Governmental Authority, whether disputed or not.
“Tax Contest” means any audit, assessment, claim, suit, action, litigation or other proceeding relating to Taxes.
“Tax Refund” has the meaning set forth in Section 8.05(a).
“Tax Return” means any return, declaration, election, report or information statement filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto and any amendment thereof.
“Tax Sharing Agreement” means any agreement or arrangement that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (other than (i) an agreement solely between or among the Company and/or any of its Subsidiaries or (ii) a commercial agreement entered into in the ordinary course of business that does not have as a principal purpose addressing Tax matters), including, for the avoidance of doubt, the Tax Sharing Agreement, dated as of December 12, 2024, by and between Indigo and the Company.
“Taxing Authority” means any Governmental Authority responsible for the administration, determination, assessment or imposition of any Tax.
“Teaming MOU” has the meaning set forth in the Separation Agreement.

“Third-Party Claim” has the meaning set forth in Section 11.03(a).
“Third-Party Claim Notice” has the meaning set forth in Section 11.03(a).
“Third-Party Proceeds” has the meaning set forth in Section 11.05(a).
“Top Customers” has the meaning set forth in Section 4.19(a)(i).
“Top Suppliers” has the meaning set forth in Section 4.19(a)(ii).
“Trade Controls” means (i) all applicable trade, export control, import, customs and antiboycott laws and regulations imposed, administered or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, the Foreign Trade Regulations (15 C.F.R. Part 30), and Section 999 of the Code; and (ii) all applicable trade, export control, import and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.
“Trademark Transition Period” has the meaning set forth in Section 6.11(c).
“Transaction Expenses” means, without duplication, to the extent unpaid as of the Closing and not expressly included in the calculation of Closing Net Working Capital, fifty percent (50%) of all reasonable and documented out-of-pocket costs, expenses, premiums and other amounts paid or owed to the brokers or insurers, including surplus lines taxes and stamp fees, in connection with obtaining and binding the R&W Insurance Policy. For the purposes of this Agreement, “Transaction Expenses” shall expressly exclude Specified Indigo Expenses and Separation Costs.
“Transaction Tax Deductions” means, without duplication, in each case to the extent deductible in a Pre-Closing Tax Period for applicable Income Tax purposes at a “more likely than not” or higher level of comfort and to the extent the underlying expense giving rise to such item relates to the transactions contemplated by this Agreement and is economically borne by the Sellers, items of loss or deduction for Income Tax purposes of the Sellers or the Company or any of its Subsidiaries arising as a result of or that are otherwise attributable to (i) the payment of Transaction Expenses; provided that for U.S. federal and applicable U.S. state and local Income Tax purposes, with respect to any “success-based fee” (as defined in Revenue Procedure 2011-29) with respect to the transactions contemplated hereby, the portion of such fee that will be treated as described in this clause (i) shall be equal to the amount allowable as a deduction pursuant to the safe harbor election provided in Section 4 of Revenue Procedure 2011-29, (ii) any other compensatory payments made by the Sellers or the Company or any of its Subsidiaries pursuant to this Agreement, and (iii) any fees, expenses, premiums and penalties with respect to the payment of Indebtedness on or prior to the Closing Date.

“Transfer Taxes” means any sales, use, stock transfer, real property transfer, transfer, indirect transfer, goods and services, value-added, stamp, registration, documentary, conveyancing, recording or similar Taxes (excluding, for the avoidance of doubt, any direct or indirect capital gains Taxes).
“Transferred Employee” has the meaning set forth in Section 7.01(a).
“Transition Services Agreement” has the meaning set forth in the Separation Agreement.
“Treasury Regulations” means the regulations promulgated under the Code.
“Union” has the meaning set forth in Section 4.16(c).
“VAT” means any federal, national, state, provincial or local value added tax, sales tax, use tax, goods and services tax, harmonized sales tax, turnover tax and any other tax of a similar nature.
“Vesting Company Cash Awards” has the meaning set forth in Section 2.09(b).
“Vesting Indigo Cash Awards” has the meaning set forth in Section 7.06(e).
“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988 and any similar state, local or non-U.S. laws requiring advanced notice in the event of a “mass layoff,” or “plant closing” or similar event.
“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person if all of the equity ownership interests in such Subsidiary (other than any director’s qualifying shares or investments by foreign nationals mandated by Applicable Law) is owned directly or indirectly by such Person.
Section 1.02    Other Definitional and Interpretative Provisions. The Parties have participated jointly in the negotiation and drafting of this Agreement. The Parties agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any Applicable Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule or in any certificate or other document made or delivered pursuant hereto but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall.” The word “or” shall not be exclusive. The word “extent” or phrase “to the extent” means the degree to which something extends and does not mean merely “if.” Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to “ordinary course” or “ordinary course of business” or words of similar import with respect to any Person shall mean action taken, or omitted to be taken, by such Person in the ordinary course of such Person’s business. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof (except in the case of any Contract set forth on the Company Disclosure Schedule or the Seller Disclosure Schedule, in which case any such amendments, supplements or modifications must be specifically disclosed therein). References to days, months or years shall be deemed references to calendar days, months or years, except as otherwise indicated herein (e.g., with respect to Business Days). References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “Made Available” with respect to any document or other information mean such document or other information was uploaded by or on behalf of Indigo or its Representatives to the virtual data room hosted by Datasite named “Gryphon” available to the Purchaser and its Representatives (the “Data Room”) by no later than 3:00 P.M., Pacific Time on April 13, 2025 and has been made available on a continuous basis by or on behalf of Indigo for review therein by the Purchaser since such time and up to the Closing, and which access is provided subject to the terms of the Confidentiality Agreement. Each representation and warranty is given independent effect, such that if a particular representation or warranty proves to be incorrect or is breached, the fact that another representation or warranty concerning the same or similar subject matter is correct or is not breached, whether such other representation or warranty is more general or more specific, narrower or broader or otherwise, will not affect the incorrectness or breach of the first representation or warranty. References to “law” or “laws” shall be deemed also to include any Applicable Law. References to the date hereof mean to the date of this Agreement. Unless otherwise specified in this Agreement or as required by Applicable Law, all references to currency and monetary values and set forth herein shall mean United States Dollars and all payments hereunder shall be made in United States Dollars. The parties agree that to the extent that this Agreement provides for any valuation, measurement or test as of a given date based on an amount specified in United States Dollars and the subjects of such valuation, measurement or test are comprised of items or matters that are, in whole or in part, denominated other than in United States Dollars, such non-United States Dollars amounts shall be converted into United States Dollars using the foreign exchange rates published by Bloomberg as the Composite 5:00 P.M., Eastern Time, closing rates (CMPN) one (1) Business Day prior to the date in question.

ARTICLE 2
THE TRANSACTIONS
Section 2.01    Pre-Closing Restructuring; Pre-Closing Purchaser Actions. .
(a)    Following the date hereof and prior to the Closing, Indigo shall take, or cause to be taken, the following actions (such actions are collectively referred to as, the “Pre-Closing Restructuring”):
(i)    (A) Indigo will form or cause to be formed Gryphon JV and Parent NewCo, (B) Parent NewCo will form or cause to be formed Intermediate NewCo, and (C) Intermediate NewCo will form or cause to be formed Acquire NewCo; and
(ii)    the Company will, in a form and manner determined by the Purchaser and by Indigo, distribute the Notes to Indigo and/or Indigo Americas, in an aggregate amount equal to the amount of the Debt Financing Proceeds.
(b)    Indigo shall provide the Purchaser with draft documentation implementing the Pre-Closing Restructuring (collectively, the “Pre-Closing Restructuring Documents”) reasonably in advance of the consummation of the Pre-Closing Restructuring and consider the Purchaser’s comments thereto in good faith. The Pre-Closing Restructuring Documents pursuant to which the Pre-Closing Restructuring is consummated shall be in form and substance reasonably acceptable to the Purchaser. Indigo shall keep the Purchaser reasonably informed of the status of the Pre-Closing Restructuring.
Section 2.02    The Sale. Upon the terms and subject to the conditions set forth in this Agreement, following the Reclassification and the completion of the Pre-Closing Restructuring, at the closing of the transactions contemplated by this Section 2.02, Section 2.03 and Section 2.04 (the “Closing”), the Sellers shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase, acquire, and accept all of the Sellers’ respective right, title and interest in and to fifty-one percent (51%) of the issued and outstanding shares of common stock of the Company, free and clear of all Liens other than Liens that are imposed by Applicable Laws governing the transfer of securities (the “Purchased Shares”) (which Purchased Shares shall include all of the Shares of the Company held by Indigo Americas).
Section 2.03    The Post-Sale Transactions. At the Closing, immediately following the Sale, Indigo and the Purchaser shall take, or cause to be taken, the following actions:..
(a)    Indigo and the Purchaser shall each contribute all of their respective Shares to Gryphon JV in exchange for interests in Gryphon JV;
(b)    Immediately following the contribution set forth in Section 2.03(a), Gryphon JV shall contribute all of its Shares to Parent NewCo in exchange for interests in Parent NewCo;

(c)    Immediately following the contribution set forth in Section 2.03(b), Parent NewCo shall contribute all of its Shares to Intermediate NewCo;
(d)    Immediately following the contribution set forth in Section 2.03(c), Intermediate NewCo shall contribute all of its Shares to Acquire NewCo; and
(e)    Immediately following the contribution set forth in Section 2.03(d), the Purchaser and Indigo shall cause the general partnership interest in Gryphon JV to be transferred to Gryphon JV GP, and in connection therewith, the limited partnership certificate of Gryphon JV shall be amended to reflect Gryphon JV GP as the general partner.
Section 2.04    The Merger; Repayment of Notes.
(a)    At the Closing, immediately following the Post-Sale Transactions, the Parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger in a form and substance reasonably acceptable to Indigo and the Purchaser (the “Certificate of Merger”) in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (“DGCL”) and the Delaware Limited Liability Company Act (“DLLCA”), and shall make all other filings or recordings required under the DGCL and the DLLCA in order to consummate the Merger. The Merger shall become effective at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware, or at such later date and time as agreed between Indigo and the Purchaser and specified in the Certificate of Merger (the “Merger Effective Time”). At the Merger Effective Time, the certificate of formation and the limited liability company agreement of Acquire NewCo, as in effect immediately prior to the Merger Effective Time, shall be the certificate of formation and the limited liability company agreement of the Surviving Company, until thereafter amended in accordance with the terms thereof and the DLLCA. The managing member of Acquire NewCo serving in such position immediately prior to the Merger Effective Time shall become, as of the Merger Effective Time, the managing member of the Surviving Company after the consummation of the Merger. At the Merger Effective Time, by virtue of the Merger, automatically and without any action on the part of the Parties, Acquire NewCo, Debt Merger Sub or any other Person, (i) each limited liability company interest of Acquire NewCo issued and outstanding immediately prior to the Merger Effective Time shall remain outstanding as a limited liability company interest of the Surviving Company, and (ii) all shares of common stock of Debt Merger Sub shall no longer be outstanding and shall automatically be canceled and shall cease to exist without any consideration being payable therefor.
(b)    At the Closing, immediately following the Merger, the Surviving Company shall loan an amount equal to the amount of the Debt Financing Proceeds to the Company, and the Company shall utilize such amount to repay the Notes.
Section 2.05    Closing. The Closing shall be effected by the exchange of documents and signatures by electronic transmission or, if such exchange is not practicable, the Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, Palo Alto, California 94301, at 10:00 A.M., Pacific Time, on the date that is five (5) Business Days after the date on which all of the conditions set forth in Article 9 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent legally permissible, waiver of those conditions at the Closing) are satisfied or, to the extent legally permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, time or date as may be mutually agreed upon in writing by Indigo and the Purchaser. The date on which the Closing occurs is referred to as the “Closing Date.” The Closing shall be deemed effective as of 12:01 A.M., Pacific Time, on the Closing Date or at such other time as Indigo and the Purchaser shall agree to in writing (such time is referred to as the “Effective Time”). All transactions taking place at the Closing shall be deemed to occur simultaneously.
Section 2.06    Closing Payment; Deferred Consideration. In consideration for the Purchased Shares, the Purchaser shall pay or cause to be paid the Estimated Purchase Price, subject to adjustment as provided in this Article 2, to the Sellers in accordance with this Section 2.06.
(a)    Closing Payment. At the Closing, the Purchaser shall deliver or cause to be delivered to Indigo (on behalf of itself and the other Seller), by wire transfer of immediately available funds to the bank account designated by Indigo to the Purchaser at least three (3) Business Days prior to the Anticipated Closing Date, an aggregate amount equal to (i) the Estimated Purchase Price, subject to adjustment as provided in this Article 2, minus (ii) the total amount of the Deferred Consideration.
(b)    Deferred Consideration. Following the Closing:
(i)    on December 31, 2026, the Purchaser shall deliver or cause to be delivered to Indigo (on behalf of itself and the other Seller), by wire transfer of immediately available funds to the bank account designated by Indigo to the Purchaser at least three (3) Business Days prior to December 31, 2026, an amount equal to $500,000,000 (the “2026 Deferred Consideration”); provided that if, on the Closing Date, the closing price of ^SOX is at least $4,415.25, then the 2026 Deferred Consideration shall be accelerated and the Purchaser shall deliver the 2026 Deferred Consideration to Indigo (on behalf of itself and the other Seller) by wire transfer of immediately available funds to the bank account designated by Indigo to the Purchaser within ten (10) Business Days following the Closing Date; provided, further, that upon an IPO or Company Sale prior to December 31, 2026, the 2026 Deferred Consideration shall be accelerated and the Purchaser shall deliver the 2026 Deferred Consideration to Indigo (on behalf of itself and the other Seller) by wire transfer of immediately available funds to the bank account designated by Indigo to the Purchaser no later than the consummation of such IPO or Company Sale; and
(ii)    on December 31, 2027, the Purchaser shall deliver or cause to be delivered to Indigo (on behalf of itself and the other Seller), by wire transfer of immediately available funds to the bank account designated by Indigo to the Purchaser at least three (3) Business Days prior to December 31, 2027, an amount equal to $500,000,000 (the “2027 Deferred Consideration” and together with the 2026 Deferred Consideration, the “Deferred Consideration”); provided that upon an IPO or Company

Sale prior to December 31, 2027, the 2027 Deferred Consideration shall be accelerated and the Purchaser shall deliver the 2027 Deferred Consideration to Indigo (on behalf of itself and the other Seller) by wire transfer of immediately available funds to the bank account designated by Indigo to the Purchaser no later than the consummation of such IPO or Company Sale;
provided, however, that, if the Purchaser delivers a written request to Indigo at least five (5) Business Days prior to the date that the 2026 Deferred Consideration or 2027 Deferred Consideration is due, as applicable, that a member of the Company Group pay some or all of such 2026 Deferred Consideration or 2027 Deferred Consideration, Indigo shall consider such request in good faith; provided, further, that the Purchaser may not cause one or more members of the Company Group to pay some or all of the 2026 Deferred Consideration or 2027 Deferred Consideration to Indigo in satisfaction of the Purchaser’s payment obligations under this Section 2.06(b) unless Indigo, in its sole and absolute discretion, provides its written consent. Notwithstanding anything in this Agreement to the contrary, the Parties shall treat Purchaser’s obligation to pay the Deferred Consideration as indebtedness for all applicable Tax purposes and shall file all Tax Returns consistent with such Tax treatment to the fullest extent permitted by Applicable Law.
(c)    No Set-off or Conditions. Payment of the Deferred Consideration to Indigo shall not be subject to (i) any contingencies or conditions (other than the passage of time) or (ii) any counterclaim, set-off, abatement, deferment or defense based upon any claim that the Purchaser may have against any Seller, any member of the Company Group or any other Person, and such obligation shall remain in full force and effect without regard to, and shall not be released, discharged or affected in any way by any circumstance or condition (whether or not the Purchaser shall have any knowledge thereof).
(d)    Failure to Pay Deferred Consideration. The Parties acknowledge that the agreements contained in this Section 2.06 are an integral part of the transactions contemplated hereby and that, without these agreements, none of the Parties would enter into this Agreement. Accordingly, if the Purchaser fails promptly to pay, or cause to be paid, any portion of the Deferred Consideration to Indigo pursuant to Section 2.06(b), (i) the Purchaser shall also pay, or cause to be paid, any reasonable and documented out-of-pocket costs and expenses incurred by Indigo in connection with an Action to enforce this Agreement that results in a judgment against the Purchaser for such amount payable pursuant to Section 2.06(b) and (ii) the Purchaser shall pay, or cause to be paid, to Indigo interest on such overdue amount (for the period commencing as of the date that such overdue amount was originally required to be paid pursuant to Section 2.06(b) and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made, or such lesser rate per annum that is the maximum permitted under Applicable Law.
(e)    Restricted Actions. Following the date hereof until the date that the payment obligations under Section 2.06(b) are paid in full, the Purchaser shall not, and shall ensure that its Subsidiaries (including, following the Closing, each member of the Company Group), do not (i) enter into or amend any Contract that expressly by its terms (A) contractually restricts or delays or (B) could, as of the date of entering such Contract, reasonably be expected to restrict or delay the Purchaser’s ability to pay any portion of the Deferred Consideration as and when due or (ii) take any other action with the specific intention of not paying or delaying the payment of the Deferred Consideration as and when due.
Section 2.07    Purchase Price Calculation and Purchase Price Adjustment.
(a)    No later than five (5) Business Days prior to the Closing Date, Indigo (on behalf of the Sellers) shall prepare (in accordance with the Accounting Principles and the definitions and other terms included in this Agreement) and submit to the Purchaser a written statement setting forth, in reasonable detail, the Company’s good faith estimates of the amounts of (i) Closing Cash (“Estimated Closing Cash”), (ii) Closing Net Working Capital (“Estimated Net Working Capital”), (iii) Closing Indebtedness (“Estimated Closing Indebtedness”), (iv) Transaction Expenses (“Estimated Transaction Expenses”) and (v) the resulting good faith calculation of the Estimated Equity Value and the Estimated Purchase Price (together with reasonable supporting detail and documentation, the “Preliminary Closing Statement”). The Purchaser may provide Indigo with comments to the Preliminary Closing Statement, and Indigo and Purchaser shall cooperate reasonably and in good faith to address any such comments, and Indigo shall reflect any mutually agreed upon changes in the Preliminary Closing Statement. If Indigo and Purchaser fail to agree upon the amounts set forth in the Preliminary Closing Statement at least one (1) Business Day prior to the Closing Date, then, subject to the satisfaction or waiver (if legally permissible) of the conditions set forth in Article 9 at the Closing, the Closing shall proceed at the agreed upon time and the Estimated Purchase Price set forth in the Preliminary Closing Statement delivered by Indigo to the Purchaser shall be the Estimated Purchase Price required to be paid by the Purchaser to the Sellers pursuant to Section 2.06.
(b)    Promptly following the Closing, but in no event later than ninety (90) days after the Closing Date, the Purchaser shall prepare (in accordance with the Accounting Principles and the definitions and other terms included in this Agreement) and submit to Indigo a written statement, containing the Purchaser’s calculation of (i) the Closing Cash, (ii) the Closing Net Working Capital, (iii) the Closing Indebtedness, (iv) the Transaction Expenses and (v) the resulting proposed Final Equity Value and proposed Final Purchase Price (together with reasonable supporting detail and documentation, the “Proposed Final Statement”).
(c)    In the event that Indigo disputes the Proposed Final Statement, Indigo shall notify the Purchaser in writing of its objections within sixty (60) days after receipt of the Proposed Final Statement (the “Review Period”), and shall set forth, in writing and in reasonable detail, the reasons for Indigo’s objections and Indigo’s proposed calculations and adjustments to the Proposed Final Statement (the “Notice of Objections”). During the Review Period, the Purchaser and the Company shall (and shall cause their respective Affiliates and Representatives to), at the reasonable prior written request of Indigo (email being sufficient), provide Indigo and its Representatives with copies of the Purchaser’s, the Company’s and their respective Affiliates’ work papers and books and records and any other information reasonably requested by Indigo or its Representatives, in each case, to the extent related to the Business and reasonably relevant to and necessary for Indigo’s review and evaluation of the Proposed Final Statement. Without limiting the foregoing, during the Review Period, the Purchaser and the Company shall, upon the reasonable prior written request of Indigo (email being sufficient), make reasonably available during normal business hours their and their respective Affiliates’ employees as well as Representatives of their respective independent accountants responsible for, and knowledgeable about, the information used in, and the preparation of, the Proposed Final Statement, to respond to the reasonable inquiries of, or reasonable requests for information by, Indigo or its Representatives for purposes of, and to the extent reasonably necessary to, Indigo’s review and evaluation of the Proposed Final Statement. To the extent that Indigo does not object, within the Review Period and pursuant to a Notice of Objections, to a matter in, or component of, the Proposed Final Statement, Indigo shall be deemed to have accepted the Purchaser’s calculation and presentation in respect of such matter or component as set forth in the Proposed Final Statement and such matter or component shall be final, conclusive and binding on the Sellers and the Purchaser as of the end of the Review Period. To the extent Indigo does not deliver a Notice of Objections prior to the expiration of the Review Period, Indigo shall have waived its rights to contest the Proposed Final Statement and any component thereof, and the calculations therein, including the proposed Final Equity Value and proposed Final Purchase Price, shall be final, conclusive and binding on the Sellers and the Purchaser as of the end of the Review Period.
(d)    Indigo and Purchaser shall negotiate in good faith to resolve any disputed matters set forth in the Notice of Objections within thirty (30) days after the Purchaser’s receipt of the Notice of Objections (the “Negotiation Period”). The matters set forth in a written resolution executed by Indigo and the Purchaser shall be final, conclusive and binding on the Sellers and the Purchaser as of the date of such written resolution.
(e)    If there are remaining disputed matters that Indigo and the Purchaser are unable to resolve in writing within the Negotiation Period, Indigo (on behalf of the Sellers) and the Purchaser jointly may (and, at the request of either Indigo or the Purchaser, shall), as soon as reasonably practicable and in any event within fifteen (15) days after the expiration of the Negotiation Period, engage a nationally recognized independent accounting firm to be mutually agreed upon in writing by Indigo and the Purchaser (the “Independent Accounting Firm”), to resolve the matters in dispute (in accordance with this Section 2.07(e)). Indigo (on behalf of the Sellers) and the Purchaser agree to execute, if requested by the Independent Accounting Firm, a commercially reasonable engagement letter (including customary indemnities in favor of the Independent Accounting Firm). Promptly after collective engagement of the Independent Accounting Firm, Indigo and the Purchaser shall provide the Independent Accounting Firm with a copy of this Agreement, the Accounting Principles, the Proposed Final Statement and the Notice of Objections. Within fifteen (15) days of the engagement of such Independent Accounting Firm, each of Indigo and the Purchaser shall deliver to the Independent Accounting Firm and to the other Party simultaneously a written submission of its final position with respect to each of the matters in dispute (which position and calculation for each matter may be different than the position set forth in or contemplated by the Proposed Final Statement or the Notice of Objections) (each, a “Final Position Statement”). Each of Indigo and the Purchaser shall thereafter be entitled to submit a rebuttal to the other’s submission, which rebuttals shall be delivered to the Independent Accounting Firm and to the other Party simultaneously within fifteen (15) days of the delivery of the Parties’ initial submissions to the Independent Accounting Firm and each other. Absent a request by the Independent Accounting Firm, neither Indigo nor the Purchaser may make (nor permit any of their Affiliates or Representatives to make) any additional submission to the Independent Accounting Firm or otherwise communicate with the Independent Accounting Firm with respect to the matters contemplated by this Section 2.07. In no event shall any of Indigo or the Purchaser (i) communicate (or permit any of its Affiliates or Representatives to communicate) with the Independent Accounting Firm without providing the other Party a reasonable opportunity to participate in such communication or (ii) make (or permit any of its Affiliates or Representatives to make) a written submission to the Independent Accounting Firm unless a copy of such submission is simultaneously provided to the other, in each case, with respect to the matters contemplated by this Section 2.07.
(f)    Indigo and the Purchaser shall instruct the Independent Accounting Firm to deliver its written determination with respect to each of the items in dispute submitted to it for resolution within thirty (30) days following submission of the rebuttals provided to it pursuant to Section 2.07(e). In making its determination, the Independent Accounting Firm shall act as an expert and not as an arbitrator, and shall be expressly authorized to calculate the amounts of the relevant items in accordance with the terms of this Section 2.07(f) (including any limitations set forth herein) and to resolve disputes with respect to whether the individual disputed items on the Proposed Final Statement were prepared in accordance with the terms of this Agreement (including whether any event or amount is properly the subject matter of any applicable definition or term giving rise to an adjustment under this Agreement) including, as may be necessary in connection therewith, to interpret the definitions of “Accounting Principles,” “Closing Cash,” “Closing Net Working Capital,” “Closing Indebtedness,” and “Transaction Expenses”; provided that the failure of the Independent Accounting Firm to abide by such deadline shall not render any determination ultra vires. The Independent Accounting Firm shall resolve the items in dispute based solely on the information and submissions provided to the Independent Accounting Firm by Indigo and the Purchaser pursuant to the terms of this Agreement and not by or on the basis of independent review. In resolving each disputed item, the Independent Accounting Firm may not assign a value for any item that is greater than the greatest value claimed for such item by either Indigo or the Purchaser or smaller than the smallest value for such item claimed by Indigo or the Purchaser, in each case on Indigo’s or the Purchaser’s Final Position Statement, as applicable. The determination of the Independent Accounting Firm in respect of the correctness of each matter remaining in dispute, and any required adjustments resulting therefrom, shall be final, conclusive and binding on the Sellers and Purchaser.
(g)    Any “estimated” item shall be “final,” whether by failure of Indigo to deliver a Notice of Objection pursuant to Section 2.07(c), by mutual agreement between Indigo and the Purchaser pursuant to Section 2.07(d) or by determination of the Independent Accounting Firm pursuant to Section 2.07(f), for purposes of calculating the final amounts of Closing Cash (the “Final Closing Cash”), Closing Net Working Capital (the “Final Closing Net Working Capital”), Closing Indebtedness (the “Final Closing Indebtedness”), Transaction

Expenses (“Final Transaction Expenses”) and the resulting Final Equity Value and Final Purchase Price.
(h)    The fees, costs and expenses of the Independent Accounting Firm shall be allocated to and borne by the Sellers and the Purchaser based on the inverse of the percentage that the Independent Accounting Firm’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Independent Accounting Firm. For example, should the items in dispute total in amount to one thousand dollars ($1,000) and the Independent Accounting Firm awards six hundred dollars ($600) in favor of the Purchaser’s position, sixty percent (60%) of the costs of its review would be borne by the Sellers and forty percent (40%) of the costs would be borne by the Purchaser.
(i)    Not later than five (5) Business Days after the applicable final determination of the Final Purchase Price pursuant to this Section 2.07:
(i)    if the Final Purchase Price is greater than the Estimated Purchase Price, then an amount equal to such excess (the “Excess Amount”) shall be paid by the Purchaser to Indigo (on behalf of itself and the other Seller) by wire transfer of immediately available funds to the bank account designated by Indigo to the Purchaser; provided, that to the extent Gryphon JV declares and pays a cash dividend or distribution to its equityholders in compliance with Applicable Laws, Gryphon JV’s Organizational Documents and the Limited Partnership Agreement, and at such time the Purchaser has not paid the Excess Amount that is due and payable to Indigo, the Purchaser shall remit the Excess Amount to Indigo from the portion of such cash dividend or distribution which the Purchaser is entitled to receive as an equityholder of Gryphon JV; and
(ii)    if the Estimated Purchase Price is greater than the Final Purchase Price, then an amount equal to such excess shall be paid by Indigo (on behalf of itself and the other Seller) to the Purchaser by wire transfer of immediately available funds to the bank account designated by the Purchaser to Indigo.
Section 2.08    Withholding. Neither the Purchaser nor any member of the Company Group shall deduct or withhold any Taxes or other amounts from any amounts payable to the Sellers (or any of their Affiliates or designees) pursuant to this Agreement unless required by Applicable Law; provided, however, that prior to making any such deduction or withholding, such Person shall provide the Sellers with written notice of its intent to make such deduction or withholding (together with the legal basis therefor) at least ten (10) days prior to payment, provide the Sellers with a reasonable opportunity to provide any forms or other documentation or take other steps to reduce or eliminate such deduction or withholding, and shall otherwise reasonably cooperate with the Sellers to reduce or eliminate such deduction or withholding. To the extent that any amounts are deducted or withheld from any payment made pursuant to this Agreement, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made; provided that the Person making such deduction or withholding promptly pays over such amounts to the appropriate Taxing Authority and provides written documentation evidencing such payment to the Person in respect of which such deduction or withholding is made. The Purchaser and the

Sellers acknowledge they are not aware of any deduction or withholding required to be made to the Sellers pursuant to Article 2, so long as each of the Sellers deliver an Internal Revenue Service Form W-9 pursuant to Section 9.02(d)(i).
Section 2.09    Treatment of Company Equity Awards.
(a)    Except as otherwise agreed to in writing prior to the Closing between the Purchaser and a Business Employee that is a holder of any Company RSU Award or Company PSU Award, as applicable, effective immediately prior to the Closing Date, each Company RSU Award and Company PSU Award held by a Business Employee that, after giving effect to any vesting or waiver of provisions that occurs as a result of, or as permitted by, the transactions contemplated by this Agreement, is outstanding and (x) unvested as of immediately prior to the Closing shall, automatically and without any action on the part of the Company or the holder thereof, be cancelled (the “Cancelled Company Awards”) or (y) vested as of immediately prior to the Closing, shall, automatically and without any action on the part of the Company or the holder thereof, be cancelled at the Closing in exchange for the right to receive a payment equal to the product of (i) the Per Share Value multiplied by (ii) the number of shares subject to the applicable Company RSU Award or Company PSU Award, as applicable, upon or no later than fifteen (15) calendar days following the Closing Date (the “Pre-Closing Vested Company Award Amount”). Effective no later than fifteen (15) calendar days following the Closing Date, the Purchaser shall grant, or cause the Company or a Subsidiary thereof to grant, to each holder of a Cancelled Company Award a long-term cash award (each, a “Replacement Company Cash Award”) with an aggregate value as of the Closing that is no less than the Pre-Closing Unvested Company Award Amount. Subject to the applicable Business Employee’s continued service with the Company and its Subsidiaries after the Closing Date and through the applicable vesting dates, such Replacement Company Cash Award shall vest and become payable at the same time or times and in the same proportion as the Cancelled Company Award that the Replacement Company Cash Award replaced would have vested and been payable pursuant to its terms as of immediately prior to the Closing Date and after giving effect to any vesting or waiver of provisions that occurs as a result of, or as permitted by, the transactions contemplated by this Agreement; provided that, with respect to any Replacement Company Cash Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code, the amounts due will be paid at a time that does not trigger a Tax or penalty under Section 409A of the Code. All amounts due under this Section 2.09 all be subject to tax withholding.
(b)    No later than the first day of each calendar quarter occurring following the Closing (each an “Award Funding Date”), Indigo shall pay, or cause the Sellers to pay, to the Company or a designee thereof, a cash amount equal to the aggregate value of the Replacement Company Cash Awards (plus the employer portion of any applicable employer and payroll Taxes) that are scheduled to vest in such calendar quarter (such Replacement Company Cash Awards schedule to vest, the “Vesting Company Cash Awards” and such funding amount, the “Quarterly Funded Company Award Amount”), decreased by the amount by which the Quarterly Funded Company Award Amount for the prior quarter exceeded the amount that became due and payable, and was actually paid, to holders of Vesting Company Cash Awards in such prior quarter (the “Company Cash Award Funding Excess”) and increased by the amount by which the amount that became due and payable, and was actually paid, to holders of Vesting Company Cash Awards in such prior quarter exceeded the Quarterly Funded Company Award Amount for such prior quarter (the “Company Cash Award Funding Deficit”). In March of each calendar year, commencing in calendar year 2027, the Company shall return to Indigo any Company Cash Award Funding Excess rather than crediting such amount to the calculation of the subsequent Quarterly Funded Company Award Amount, unless otherwise requested by Indigo in writing. Reasonably in advance of each Award Funding Date, the Company shall provide Indigo with the Quarterly Funded Company Award Amount, identifying the extent to which the Company Cash Award Funding Excess or Company Cash Award Funding Deficit was taken into account in the calculation thereof.
(c)    For Tax purposes, (i) any Quarterly Funded Company Award Amount paid by Indigo or the Sellers pursuant to this Section 2.09 shall be treated (x) 49% as a deemed capital contribution by Indigo or the Sellers, as applicable, to Gryphon JV, (y) 51% as a deemed payment to the Purchaser that is an adjustment to the Final Purchase Price, which amount is then deemed contributed by the Purchaser to Gryphon JV as a deemed capital contribution, and (z) as a series of deemed capital contributions from Gryphon JV through its various Subsidiaries to the Company of the amounts deemed received by Gryphon JV pursuant to clauses (x) and (y), and (ii) any payments by the Company or any Subsidiary of the Company to the applicable Business Employees pursuant to the Replacement Company Cash Awards shall constitute compensatory payments for services and shall be deductible as such by the Company and its Subsidiaries, as applicable.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES REGARDING THE SELLERS
Subject to Section 12.05, each of the Sellers hereby represents and warrants, except as set forth in the Seller Disclosure Schedule, to and for the benefit of the Purchaser, as follows:
Section 3.01    Organization and Good Standing. Each of the Sellers, and once formed, each of Gryphon JV, Parent NewCo, Intermediate NewCo and Acquire NewCo, has been duly organized, and is validly existing and in good standing (to the extent applicable as a legal concept) under the laws of the jurisdiction of its incorporation, formation or organization.
Section 3.02    Authority. Each of the Sellers has the requisite corporate or similar power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which such Seller is or will be a party, and to consummate the transactions contemplated hereby and thereby in accordance with the terms hereof. The execution, delivery and performance of this Agreement by each of the Sellers has been duly and validly authorized by all necessary action on the part of the Sellers and no other action on the part of a Seller is necessary to authorize the execution, delivery and performance by such Seller of this Agreement. This Agreement has been duly and validly executed and delivered by the Sellers, and, assuming the due authorization, execution and delivery of this Agreement by the Purchaser and the Company, constitutes a valid, legal and binding agreement of the Sellers, enforceable against the Sellers in accordance with its terms, subject to the effect of any Applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Applicable

Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (the “Enforceability Exceptions”). Each Seller or its applicable Affiliate has the requisite corporate or similar power and authority to execute, deliver and perform the Ancillary Agreements to which such Person is or will be a party in accordance with the terms thereof. The Ancillary Agreements entered into as of the date hereof to which a Seller or its Affiliate is a party have been duly and validly executed and delivered by such Person and, assuming the due authorization, execution and delivery of the Ancillary Agreements by the other parties thereto, will constitute valid, legal and binding agreements of such Person, enforceable against it in accordance with the terms thereof, subject to the Enforceability Exceptions. At the Closing, the Ancillary Agreements to which a Seller or its Affiliate is a party will be duly and validly executed and delivered by such Person and, assuming the due authorization, execution and delivery of the Ancillary Agreements by the other parties thereto, will constitute valid, legal and binding agreements of such Person, enforceable against it in accordance with the terms thereof, subject to the Enforceability Exceptions.
Section 3.03    Non-Contravention.
(a)    The execution, delivery and performance by each Seller or its applicable Affiliate of this Agreement and any Ancillary Agreement to which such Seller or its Affiliate is or will be a party, and the consummation of the transactions contemplated hereby and thereby will not: (i) contravene, conflict with or result in any violation or breach of any provision of the Organizational Documents of such Person, (ii) assuming compliance with the matters referred to in Section 4.03(b), contravene, conflict with or result in any violation or breach of any Applicable Law, or (iii) result in a breach, violation or infringement of, or constitute a default under, or give rise to the creation of any Lien, except for Permitted Liens, or any right of notice, consent, termination, amendment, cancellation or acceleration under, any material Contract or Permit to which such Seller or its applicable Affiliate is a party, or by which any of its properties or assets is bound, except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.
(b)    The execution, delivery and performance by each Seller or its applicable Affiliate of this Agreement and any Ancillary Agreement to which such Seller or its Affiliate is or will be a party, and the consummation of the transactions contemplated hereby and thereby, require no registration, declaration or filing with, notification to, or approval or consent of, any Governmental Authority, other than (i) compliance with any applicable requirements of the Antitrust Laws and Foreign Direct Investment Laws, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities laws, (iii) compliance with any applicable rules of Nasdaq and (iv) any filing, notification, approval or consent the absence of which would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.
Section 3.04    Title and Ownership. The Sellers are the record and beneficial owner of the Purchased Shares and have good and valid title to such Purchased Shares, free and clear of all Liens or other restrictions on transfer (other than Liens that are imposed by Applicable Laws governing the transfer of securities) and has full power and authority to transfer and deliver to the Purchaser such Purchased Shares, free and clear of any Lien (other than Liens that are imposed by Applicable Laws governing the transfer of securities). At the Closing, the Sellers shall transfer to the Purchaser good and marketable title to the Purchased Shares, free and clear of all Liens or any other restrictions on transfer (other than Liens that are imposed by Applicable Laws governing the transfer of securities). There are no rights, arrangements, agreements or commitments of any nature obligating either of the Sellers to transfer or sell any of the Purchased Shares or limiting or restricting either Seller’s right to transfer and sell the Purchased Shares to the Purchaser at the Closing (other than Liens that are imposed by Applicable Laws governing the transfer of securities).
Section 3.05    Finders’ Fees. Except for Morgan Stanley & Co. LLC, there is no investment banker, broker, finder or other financial advisor entitled to any advisory, banking, broker’s, finder’s or similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Indigo or any of its Subsidiaries.
Section 3.06    Litigation. There is no Action or investigation pending against or affecting, or, threatened in writing against, any of the Sellers or any of their respective Subsidiaries (or, in the case of threatened actions, suits, investigations or proceedings, that would be before), or by, or order of, any Governmental Authority, or otherwise involving the Purchased Shares, in each case, that would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.
Section 3.07    Holding Company. Each of Gryphon JV, Parent NewCo, Intermediate NewCo and Acquire NewCo will be a holding company formed solely for the purpose of acting as a holding company for the beneficial ownership structure of the Company and its Subsidiaries and a Wholly Owned Subsidiary of Indigo. Following the date of its formation, none of Gryphon JV, Parent NewCo, Intermediate NewCo nor Acquire NewCo will have carried on any business or engaged in any operational activity, owned any assets or conducted any operations other than those incidental to its formation and existence or as related to the transactions contemplated hereby. Except for obligations to its equityholders, directors, officers, controlling persons, and other Persons for indemnification or advancement of expenses under its Organizational Documents and its obligations pursuant to the Ancillary Agreements to which it will be a party, none of Gryphon JV, Parent NewCo, Intermediate NewCo nor Acquire NewCo will have any Liability and there will be no facts, circumstances or conditions that would reasonably be expected to give rise to any material Liability of none of Gryphon JV, Parent NewCo, Intermediate NewCo nor Acquire NewCo.
Section 3.08    No Other Representations and Warranties. NOTWITHSTANDING ANYTHING ELSE TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 5, ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, NO REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, WRITTEN OR ORAL, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IS MADE OR SHALL BE DEEMED TO HAVE BEEN MADE BY OR ON BEHALF OF THE PURCHASER OR ANY PURCHASER RELATED PARTY TO THE SELLERS OR ANY OF THEIR RESPECTIVE

REPRESENTATIVES OR AFFILIATES, AND EACH OF THE SELLERS, ON ITS BEHALF, AND ON BEHALF OF THE INDIGO RELATED PARTIES, HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY, WHETHER BY OR ON BEHALF OF THE PURCHASER OR ANY PURCHASER RELATED PARTY, AND NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE SELLERS OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES OF ANY DOCUMENTATION OR OTHER INFORMATION BY OR ON BEHALF OF THE PURCHASER OR ANY OF ITS REPRESENTATIVES OR AFFILIATES WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.
Section 3.09    No Reliance. Except as expressly addressed or included in the representations or warranties made by the Purchaser in Article 5, any certificate delivered pursuant to this Agreement and the Ancillary Agreements, each of the Sellers, on its behalf and on behalf of the Indigo Related Parties, acknowledges and agrees that (a) neither the Purchaser nor any other Person on its behalf makes or is making, and that none of the Sellers nor any Indigo Related Party has relied upon, any express or implied representation or warranty with respect to the Purchaser, any Purchaser Related Party, or any of their respective businesses, operations, condition (financial or otherwise), pro forma financial information, cost estimates, forecasts, budgets, financial or other projections or estimates or other forward-looking statements (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such forecasts, budgets, projections or estimates) of the Purchaser, any Purchaser Related Party or any other matter or with respect to any other information, documents or other materials or management presentations provided by the Purchaser or any Representative or Affiliate of the Purchaser, including in any “data rooms” or management presentations and (b) any such other representations or warranties are expressly disclaimed by each of each of the Sellers and the Company, on its behalf and on behalf of the Indigo Related Parties, and none of the Sellers, the Company, nor any Indigo Related Party is entitled to rely on, or has relied on or is relying on, any such representation or warranty, if made. Notwithstanding the foregoing provisions of this Section 3.09, nothing in Section 3.08 or this Section 3.09 shall limit the ability of the Sellers to bring a claim or cause of action against any Person in the case of fraud by such Person.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY
Subject to Section 12.05, the Company and each of the Sellers hereby represents and warrants, except as set forth in the Company Disclosure Schedule, to and for the benefit of the Purchaser, as follows:
Section 4.01    Organization and Good Standing. Each of the Company and the Company’s Subsidiaries have been duly organized, and are validly existing and in good standing (to the extent applicable as a legal concept) under the laws of the jurisdiction of its incorporation, formation or organization, except, in the case of any Subsidiary of the Company, as would not reasonably be expected to, individually or in the aggregate, be material to the Company Group (taken as a whole). The Company and its Subsidiaries have the requisite corporate or similar power and authority to conduct their respective businesses in the manner in which they are currently being conducted in all material respects, and are qualified to do business and are in good standing (to the extent applicable as a legal concept) under the laws of all jurisdictions where the conduct of their respective businesses requires such qualification, license or good standing, in each case, except as would not reasonably be expected to, individually or in the aggregate, be material to the Company Group (taken as a whole). The Company has Made Available to the Purchaser true and correct copies of the Organizational Documents of the Company and each of its Subsidiaries in effect as of the date of this Agreement. No member of the Company Group is in violation in any material respect of the provisions of its Organizational Documents.
Section 4.02    Authority. The Company has the requisite corporate or similar power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which the Company is or will be a party, and to consummate the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof. The execution, delivery and performance of this Agreement by the Company has been duly and validly authorized by all necessary action on the part of the Company and no other action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement. This Agreement has been duly and validly executed and delivered by the Company, and, assuming the due authorization, execution and delivery of this Agreement by the Purchaser and the Sellers, constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company or its applicable Subsidiary, as applicable, has the requisite corporate or similar power and authority to execute, deliver and perform the Ancillary Agreements to which such Person is or will be a party in accordance with the terms thereof. The Ancillary Agreements entered into as of the date hereof to which the Company or its applicable Subsidiary is a party have been duly and validly executed and delivered by such Person and, assuming the due authorization, execution and delivery of the Ancillary Agreements by the other parties thereto, will constitute valid, legal and binding agreements of such Person, enforceable against it in accordance with the terms thereof, subject to the Enforceability Exceptions. At the Closing, the Ancillary Agreements to which the Company or its applicable Subsidiary is a party will be duly and validly executed and delivered by such Person and, assuming the due authorization, execution and delivery of the Ancillary Agreements by the other parties thereto, will constitute valid, legal and binding agreements of such Person, enforceable against it in accordance with the terms thereof, subject to the Enforceability Exceptions.
Section 4.03    Non-Contravention.
(a)    The execution, delivery and performance by the Company of this Agreement and by the applicable member of the Company Group of the Ancillary Agreements to which it is or will be a party, and the consummation of the transactions contemplated hereby and thereby will not: (i) contravene, conflict with or result in any violation or breach of any provision of the Organizational Documents of the Company or its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 4.03(b), contravene, conflict with or result in any violation or breach of any Applicable Law, or (iii) result in a breach, violation or infringement of, or constitute a default under, or give rise to the creation of any Lien, except for Permitted Liens, or any right of notice, consent, termination, amendment, cancellation or acceleration under, any Company Material Contract (other than any Intercompany Agreements set forth on Section 4.19(a)(xi) of the Company Disclosure Schedule), except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to, individually or in the aggregate, be material to the Company Group (taken as a whole).
(b)    The execution, delivery and performance by the Company of this Agreement and by the applicable member of the Company Group of the Ancillary Agreements to which it is or will be a party, and the consummation of the transactions contemplated hereby and thereby require no filing with, notification to, or approval or consent of, any Governmental Authority, other than (i) compliance with any applicable requirements of the Antitrust Laws and Foreign Direct Investment Laws, including the Required Regulatory Approvals, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities laws, (iii) compliance with any applicable rules of Nasdaq and (iv) any filing, notification, approval or consent the absence of which would not reasonably be expected to materially adversely effect, prevent or materially delay any member of the Company Group’s ability to consummate the transactions contemplated hereby, or by any Ancillary Agreement.
Section 4.04    Capitalization.
(a)    Capital Stock. As of the date of this Agreement, the authorized capital stock of the Company consists of: (i) 850,000,000 shares of Class A Common Stock and (ii) 650,000,000 shares of Class B Common Stock. At the Closing, the authorized capital stock of the Company will consist of 1,500,000,000 shares of Common Stock. As of the date of this Agreement, (A) zero shares of Class A Common Stock are issued and outstanding, (B) 479,020,709 shares of Class B Common Stock are issued and outstanding, (C) 35,281,862 shares of Class A Common Stock are reserved for future issuance under the Company Stock Plan, (D) 758,400 shares of Class A Common Stock are subject to outstanding Company RSU Awards, and (E) zero shares of Class A Common Stock are subject to outstanding Company PSU Awards (at target). Section 4.04(a) of the Company Disclosure Schedule sets forth the number of issued and outstanding Shares of the Company and the holder of record of each such Share as of the date hereof. Immediately after the Closing, (i) the Purchaser shall own the Purchased Shares, free and clear of any Liens (other than Liens that are imposed by Applicable Laws governing the transfer of securities), and (ii) the Purchased Shares will constitute fifty-one percent (51%) of all of the Company’s issued and outstanding Equity Interests and the other forty-nine percent (49%) of the Company’s issued and outstanding Equity Interests will be held by Indigo.
(b)    Company Equity Awards. Section 4.04(b) of the Company Disclosure Schedule accurately sets forth the following information with respect to each Company Equity Award outstanding as of the date of this Agreement, as applicable: (i) the identification number of the holder of such Company Equity Award; (ii) the date on which such Company Equity Award was granted; (iii) whether such Company Equity Award is a Company RSU Award or a Company PSU Award; (iv) the number of shares of Common Stock subject to such Company Equity Award (including, for Company Equity Awards subject to performance-based vesting requirements, if any, the maximum number of shares of Common Stock); (v) the applicable time-vesting schedule, and the extent to which such Company Equity Award is time-vested; and (vi) the date on which such Company Equity Award expires.
(c)    No Other Securities. Except (a) as set forth in this Section 4.04, or (b) as may be issued in compliance with this Agreement and the Ancillary Agreements, there is no: (i) outstanding option (whether vested or unvested), call, convertible note, warrant, stock appreciation right, phantom stock, subscription or other similar right, preemptive right, right of first refusal, right of first offer, registration right or other right, agreement, promise or commitment of any nature (whether or not currently exercisable) to acquire, or obligating the Company or any Subsidiary to issue, any shares of capital stock or other Equity Interests of the Company or any of its Subsidiaries; or (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of capital stock or other Equity Interests of the Company Group.
(d)    Legal Issuance. All of the outstanding Equity Interests of the Company and its Subsidiaries (i) have been duly authorized, validly issued, fully paid, non-assessable and issued in accordance with Applicable Law, (ii) are free of any Liens (other than Liens that are imposed by Applicable Laws governing the transfer of securities) and (iii) were not issued in violation of any shareholders agreement, operating agreement, restrictions of transfer, purchase option, proxy, voting trust or other similar agreement to which any member of the Indigo Group, the Company or any of its Subsidiaries is a party, any preemptive rights, call or rights of first refusal or similar rights of any Person.
(e)    Voting. Other than with respect to the Financing, there are no outstanding bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the holders of Equity Interests of the Company or its Subsidiaries may vote. Other than the Organizational Documents of any member of the Company Group, this Agreement and any Ancillary Agreements, there is no agreement or understanding between or among any Persons that affects or relates to the voting or giving of written consents with respect to any Equity Interests of a member of the Company Group.
Section 4.05    Subsidiaries. Section 4.05 of the Company Disclosure Schedule sets forth a complete and accurate list of each Subsidiary of the Company, which shall include (i) the name of each Subsidiary of the Company, (ii) the jurisdiction in which each such Subsidiary is organized, in each case, as of the date of this Agreement and (iii) the issued and outstanding Equity Interests of each such Subsidiary, as well as the holders thereof. All outstanding shares of capital stock of each Subsidiary of the Company are owned directly or indirectly by the Company (except for de minimis equity interests held by a third party for local regulatory reasons). The Company does not own, directly or indirectly, any Equity Interests in any Person, other than its Subsidiaries.
Section 4.06    Sufficiency of Assets; Title to Assets.
(a)    As of the Closing, after giving effect to the Reorganization and the transactions contemplated by the Separation Agreement that have been consummated by the Closing, the assets, properties and rights owned, leased or licensed by the Company Group, together with the assets, properties and rights set forth in the Ancillary Agreements, the Continuing Intercompany Agreements, and the Contracts set forth on Section 4.06 of the Company Disclosure Schedule, (i) will constitute all of the assets, properties and rights used in the conduct of the Business and (ii) will constitute all of the material assets, properties and rights necessary and sufficient to permit the Company and its Subsidiaries to carry on the Business, in each case of clauses (i) and (ii), in all material respects as conducted during the twelve (12) month period prior to the date of this Agreement (as though the Reorganization and the transactions contemplated by the Separation Agreement to be consummated by the Closing had been effected at or prior to or as of such time) and through the Closing, in each case except for any Excluded Services (as defined in the Transition Services Agreement) that are not required to be provided under the Transition Services Agreement, by Indigo and its Subsidiaries (together with the Company and its Subsidiaries), after giving effect to the Reorganization and as though the transactions contemplated by the Separation Agreement to be consummated by the Closing had been consummated as of such date.
(b)    Except as would not reasonably be expected to be material to the Business (taken as a whole), after giving effect to the Reorganization and the transactions contemplated by the Separation Agreement that have been consummated by the Closing, the Company Group has good, legal and valid title to, or otherwise has a right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement (including, without limitation, the Ancillary Agreements and the Continuing Intercompany Agreements), all of the tangible and intangible assets, properties and rights that are used in the conduct of the Business (other than Excluded Services (as defined in the Transition Services Agreement) that are not required to be provided under the Transition Services Agreement), in each case free and clear of any Liens (except for Permitted Liens), and such assets, properties and rights are in good repair, working order and operating condition, subject only to ordinary wear and tear.
Section 4.07    Financial Statements.
(a)    Section 4.07(a) of the Company Disclosure Schedule sets forth: (i) the audited combined balance sheets of the Company and its Subsidiaries as of December 28, 2024, and December 30, 2023 and the related combined statements of operations, combined statements of cash flow and equity of the Company and its Subsidiaries for the years then ended, and the related notes (collectively, the “Financial Statements”); and (ii) the audited combined balance sheets of the Business as of December 28, 2024, as adjusted, on a pro forma basis, to reflect certain balances the Company Group would have held as a standalone company (the “Adjusted Statement”).

(b)    The Financial Statements fairly present in all material respects the combined financial condition and combined results of operations and cash flows of the Company Group as of the respective dates or for the respective time periods set forth therein and the assets and liabilities presented and the results of operations of the Company and its Subsidiaries on a combined basis as of the dates and for the periods indicated therein in accordance with GAAP. The Financial Statements are derived from and in accordance with the books and records of Indigo and its Subsidiaries. The Company and its Subsidiaries were not historically operated on a standalone basis and the Financial Statements, including certain allocations and estimations made by the management of Indigo in preparing such Financial Statements, are not necessarily indicative of the financial position and results of operations of the Business that would have resulted if the Company and its Subsidiaries had been operated on a standalone basis during such periods, and may not be indicative of what the financial position and results of operations of the Company and its Subsidiaries will be in the future.
(c)    The Adjusted Statement has been prepared to provide estimates that Indigo believes are reasonable, on a pro forma basis, of the specific assets and liabilities of the Business as of the date indicated therein.
(d)    Indigo and its Subsidiaries have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of the Indigo and its Subsidiaries (with respect to the Business) are being executed and made only in accordance with appropriate authorizations of management and the board of directors or similar governing body of such Persons, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain reasonable accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Indigo and its Subsidiaries (with respect to the Business), (iv) that the amount recorded for assets on the books and records of the Indigo and its Subsidiaries (with respect to the Business) are compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) that accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.
(e)    No member of the Company Group is a party to, or has any commitment to become party to, an “off-balance sheet arrangement” (as defined in Item 303 of Regulation S-K of the Securities Act) nor has guaranteed any such arrangement made by a member of the Company Group.
Section 4.08    No Undisclosed Liabilities. The Company and its Subsidiaries do not have any Liabilities, whether known or unknown, assumed or unassumed, except for: (a) Liabilities identified as such in the Balance Sheet; (b) Liabilities that have been incurred by the Company or any of its Subsidiaries since the Balance Sheet Date in the ordinary course of business and Liabilities arising under any executory Contract (none of which results from, arises out of, or relates to any breach or violation of, or default under, a Contract, Permit or Applicable Law); (c) the Liabilities identified in Section 4.08 of the Company Disclosure Schedule; (d) Liabilities

in connection with the consummation of the Reorganization; and (e) Liabilities that are not, individually or in the aggregate, material to the Business, taken as a whole.
Section 4.09    Absence of Certain Changes. Except as set forth on Section 4.09 of the Company Disclosure Schedule and for matters reasonably related to the Reorganization, this Agreement, and the Ancillary Agreements, since the Balance Sheet Date and through the date of this Agreement, (a) the Business has been conducted in all material respects in the ordinary course of business consistent with past practice but giving effect to the Reorganization; (b) there has not occurred any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (c) neither the Company nor any of its Subsidiaries has taken any of the actions that would, if taken after the execution hereof, be prohibited by Section 6.01(a)(ii) – (ix), (xiii) (but only with respect to subclauses (C) and (E) thereof), (xiv), (xvi) – (xxii) and (xxvi) (solely with respect to the foregoing subsections).
Section 4.10    Compliance with Laws; Permits; Anti-Corruption; Trade Controls.
(a)    The Company and its Subsidiaries, and the material assets and properties thereof (including the Real Property) thereof, are, and since January 1, 2020, have been, and the Business has been operated, in compliance in all material respects with all Applicable Laws. Neither the Company nor any of its Subsidiaries is subject to any fine, penalty or Liability as a result of a failure to comply with any requirement of any Applicable Law or Order.
(b)    The Company and each of its Subsidiaries hold all material Permits required by Applicable Law or any Governmental Authority to own, lease and operate their respective properties and assets or to carry on the Business as it is now being conducted. All such material Permits are current and valid, and no revocation, suspension, restriction, cancellation or adverse modification of any such material Permit is pending or, to the knowledge of the Company, threatened by any Governmental Authority, except as would not be material to the Business, taken as a whole. Neither the Company nor any of its Subsidiaries is in material violation of or default under any such material Permit.
(c)    The Company and its Subsidiaries are, and have been at all times, in material compliance with all anti-money laundering laws and regulations of relevant jurisdictions, including the Bank Secrecy Act of 1970, as amended, the Money Laundering Control Act of 1986, the USA PATRIOT Act of 2001, and the Anti-Money Laundering Act of 2020 (collectively, the “Anti-Money Laundering Laws”). No Action by or before any Governmental Authority involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or threatened. At all times during the past six (6) years, controls and systems designed to monitor and reasonably ensure compliance with Anti-Money Laundering Laws have been maintained in respect of the Business.
(d)    Since January 1, 2020, neither the Company, any of its Subsidiaries nor any director, officer or any employee thereof nor, to the knowledge of the Company, any other Representative of the Company or any of its Subsidiaries in each case, acting on behalf of the Company or any of its Subsidiaries, has (i) violated or is violating any Applicable Laws applicable to the Company and its Subsidiaries concerning or relating to bribery, corruption, fraud or improper payments, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010 and any Applicable Laws enacted in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business transactions contemplated hereby (the “Anti-Corruption Laws”), (ii) made any false, fictitious or misleading entries in the books or records of the Company or any of its Subsidiaries relating to any illegal payment or secret or unrecorded fund or has maintained, or is maintaining, any illegal secret or unrecorded fund, (iii) directly or indirectly made, given, offered, facilitated, promised or authorized any payment, contribution, gift, entertainment, bribe, rebate, payoff, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to any Person employed by a Governmental Authority for the purpose of securing an improper advantage, inducing the recipient to violate an official or lawful duty, reward the recipient for an improper advantage already given, or for any other improper purpose, (iv) been or is, to the knowledge of the Company, under administrative, civil or criminal investigation, indictment, information, suspension, debarment or audit by any Governmental Authority, in connection with alleged or possible violations of any Anti-Corruption Laws, or (v) received any notice or inquiry from, or made a voluntary or involuntary disclosure to, the United States Department of Justice, the UK Serious Fraud Office or any other Governmental Authority, or received any notice, inquiry, or whistleblower report from any Person, or conducted any internal investigation or audit, regarding alleged or possible violations of any Anti-Corruption Laws. At all times since January 1, 2020, controls and systems designed to monitor and reasonably ensure compliance with Anti-Corruption Laws have been maintained in respect of the Business.
(e)    The Company and its Subsidiaries have since January 1, 2020, with respect to Trade Controls and since April 24, 2019, with respect to Sanctions: (i) complied with applicable Trade Controls and Sanctions; (ii) not engaged in an transaction or dealing, directly or, to the knowledge of the Company, indirectly, with or involving a Sanctioned Country or Sanctioned Person; (iii) reasonably designed, maintained in place and implemented controls and systems to comply with applicable Trade Controls and Sanctions; (iv) not submitted a voluntary or directed disclosure to any Governmental Authority that was not returned without action or, to the knowledge of the Company, been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Authority or other legal proceedings with respect to any actual or alleged violations of Trade Controls or Sanctions, and has not been notified in writing of any such pending or threatened actions; (v) complied with the terms and conditions of the export licenses and other authorizations identified in Section 4.10(e) of the Company Disclosure Schedule; and (vi) not identified any violations of any applicable Trade Controls and Sanctions. The Company and each of its Subsidiaries hold all licenses and other authorizations required under applicable Trade Controls necessary to carry on the Business as it is now being conducted. Neither the Company nor any of its subsidiaries are engaged in the manufacturing, exporting, or brokering of “defense articles” or the provision of “defense services,” as those terms are defined in the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130) (“ITAR”), or are required to be registered as a manufacturer, exporter, or broker under the ITAR.
(f)    Neither the Company nor any of its Subsidiaries, nor any director or officer or, to the knowledge of the Company, any employee or agent of the Company or any of its Subsidiaries is: (i) a Sanctioned Person; (ii) subject to disbarment or any list-based designations or other Sanctions or restrictions under any Trade Controls; or (iii) engaged in transactions, dealings or other activities that might reasonably be expected to cause such Person to become a Sanctioned Person.
Section 4.11    Litigation. Since January 1, 2022, there has been no Action to which the Company or its Subsidiaries is a party or to which its assets or properties are subject that is pending, and to the knowledge of the Company, no Person has threatened to commence any such Action against the Company or its Subsidiaries, in each case that would reasonably be expected, individually or in the aggregate, to be material to (x) the Company Group, taken as a whole or (y) the Business. To the knowledge of the Company, no event has occurred, or circumstance exists, that would (a) reasonably be expected to give rise to or serve as a basis for the commencement of any Action that would reasonably be expected to be material to the Company Group (taken as a whole) or (b) otherwise challenge, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, this Agreement and the transactions contemplated hereby. Since January 1, 2022, except as would not be material to the Company Group, taken as a whole, (i) there has been no outstanding Order to which the Company or its Subsidiaries are subject, and (ii) to the knowledge of the Company, no officer, director, manager, agent or person employed by the Company or any of its Subsidiaries is subject to any Order that prohibits such officer, director, manager, agent or person from engaging in or continuing any conduct, activity or practice relating to the Business. To the knowledge of the Company, there is no reasonable basis for any Person to assert a claim or Action against the Company or any of its Subsidiaries that would be material to the Company Group (taken as a whole) or any of its material assets, properties (including Real Property) or any of its directors, officers or employees (in their capacities as such), entering into this Agreement, any of the Ancillary Agreements, or any of the transactions contemplated hereby or thereby, including a claim that such director, officer or employee breached a fiduciary duty in connection therewith.
Section 4.12    Properties.
(a)    Owned Real Property. The real property described in Section 4.12(a) of the Company Disclosure Schedule (together with all buildings, structures, fixtures, and other improvements thereon, the “Owned Real Property”) constitutes all of the real property owned by the Company and its Subsidiaries as of the date of this Agreement and describes the Company or applicable Subsidiary that is the record owner thereof. The Company and its Subsidiaries own good and marketable fee simple title to the Owned Real Property, free and clear of all Liens (other than Permitted Liens).
(b)    Leased Real Property. Section 4.12(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true, complete and correct list of all leases, subleases, licenses, use and occupancy agreements, together with all amendments, modifications guarantees and other supplements thereto, pursuant to which any real property is leased, subleased, licensed, used or otherwise occupied by the Company and its Subsidiaries (each such lease, sublease, license, use or occupancy agreement being referred to as a “Real Property Lease” and collectively the “Real Property Leases” and the real property subject thereto

(including all buildings, structures, fixtures and other improvements to which rights have been granted pursuant to the Real Property Leases) being referred to as a “Leased Real Property” and, together with the Owned Real Property, the “Real Property”). The Company and its Subsidiaries have good and valid leasehold title to all Leased Real Property, in each case free and clear of all Liens (other than Permitted Liens). Except as would not reasonably be expected to be, individually or in the aggregate, material (x) to the Company Group, taken as a whole or (y) to the Business, each Real Property Lease under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is valid, with respect to the Company Group and, to the knowledge of the Company, the other party or parties thereto, binding, and in full force and effect and enforceable in accordance with its terms (subject, with respect to enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).
(c)    The Real Property constitutes all of the real property used, held for use, or necessary to permit the Company and its Subsidiaries to carry on the Business in all material respects as conducted during the twelve (12) month period prior to the date of this Agreement and through the Closing by Indigo and its Subsidiaries (together with the Company and its Subsidiaries), after giving effect to the Reorganization and as though the transactions contemplated by the Separation Agreement had been consummated as of the commencement of such period.
(d)    No Person has been granted the right to use or occupy all or any portion of the Real Property pursuant to any lease, sublease, license, use or occupancy agreement to which the Company or any of its Subsidiaries is a party.
(e)    As of the date of this Agreement, there is no pending, and neither the Company nor any of its Subsidiaries has received written notice or, nor to the knowledge of the Company does there exist, any threatened eminent domain or condemnation Action has in respect of all or any material portion of the Real Property.
(f)    As of the date of this Agreement, no casualty event has occurred with respect to all or any material portion of the Real Property that has not been remedied in all material respects, including to the extent applicable as required pursuant to any Real Property Lease.
(g)    The current use of the Real Property by the Company and its Subsidiaries does not violate in any material respect any restrictive covenant or Lien applicable thereto.
(h)    The Company and its Subsidiaries have complied with all laws with respect to escheatment and abandoned or unclaimed property in all material respects.
Section 4.13    Intellectual Property Rights; Company Products.
(a)    As of the date of this Agreement, Section 4.13(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Registered Company IP. All Registered Company IP is (x) subsisting and, to the knowledge of the Company, excluding any pending applications included in Registered Company IP, valid and enforceable, and (y) not subject to any order, ruling or determination of any Governmental Authority that impairs or limits the validity, scope, registrability, duration or enforceability of, or the Company’s or its Subsidiaries’ ownership of or ability to use or exploit, any such Registered Company IP. All filings and fees required to date related to the Registered Company IP have been timely filed with and paid to the relevant Governmental Authority, except as would not reasonably be expected to be material to the Business, taken as a whole.
(b)    (i) After giving effect to the Separation, the Company and its Subsidiaries together exclusively own all Registered Company IP free and clear of all Liens (other than Permitted Liens), and (ii) there is no, and since January 1, 2022 through the date of this Agreement, there has been no, Action or investigation pending or, threatened in writing, challenging the scope, validity, use, ownership or enforceability of any such Registered Company IP, other than such Actions or investigations arising in the ordinary course of prosecution of such Registered Company IP.
(c)    Except as would not reasonably be expected to be material to the Business, taken as a whole, the Company and its Subsidiaries own or have a valid right to use and practice, including pursuant to the rights granted under the Ancillary Agreements, all Intellectual Property Rights used in, practiced by or necessary for the current conduct of the Business, including for the development, manufacturing, having developed or manufactured, sale, provision, marketing, distribution, commercialization and other exploitation of Company Products as of the date of this Agreement (as though the Reorganization and Separation had been effected at or prior to or as of such time) and as of the Closing by Indigo and its Subsidiaries (together with the Company and its Subsidiaries), after giving effect to the Reorganization and as though the transactions contemplated by the Separation Agreement have been consummated as of such date.
(d)    Except as would not reasonably be expected to be material to the Business, taken as a whole, since January 1, 2022, (i) to the knowledge of the Company, the operation and conduct of the Business as currently conducted, including the design, use, sale, import, export, and manufacture of the Company Products does not infringe, misappropriate or otherwise violate any Person’s Intellectual Property Rights, (ii) there is no claim, action, suit, investigation or proceeding pending or threatened in writing alleging any such infringement, misappropriation or other violation as described in the immediately foregoing clause (i), (iii) to the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Company IP, and (iv) no claim, action, suit, investigation or proceeding is pending or threatened in writing against any Person by the Company or any of its Subsidiaries alleging the same. For the avoidance of doubt, Section 4.13(d)(i) is the only representation or warranty provided by the Company with respect to the infringement, misappropriation or other violation of Intellectual Property Rights.
(e)    All current and former employees and contractors of the Sellers or Company Group who have made material contributions to any material Company IP have executed enforceable Contracts that assign to the Company Group all of such Person’s respective

Intellectual Property Rights in such Company IP and require such employee or contractor to maintain the confidentiality of non-public Intellectual Property Rights included in the Company IP. Except as would not reasonably be expected to be material to the Business, taken as a whole, since January 1, 2022, (i) Indigo and its applicable Subsidiaries have taken commercially reasonable actions to maintain and protect the secrecy and confidentiality of all trade secrets and material confidential information in their control and possession, and (ii) to the knowledge of the Company, there has not been any disclosure of or access to any such trade secrets or confidential information to any Person in a manner that has resulted or is likely to result in the loss of rights in and to such information.
(f)    To the knowledge of the Company, the Company Group has not used, incorporated, combined, linked, made available for remote access or distributed any Open Source Materials in a manner that requires that any material proprietary Software included in material Company Products be unintentionally (i) disclosed or distributed or otherwise made available in source code form, (ii) licensed for the purpose of making derivative works, (iii) redistributable at no charge or minimal charge or (iv) licensed under the same license as such Open Source Materials. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022 through the date of this Agreement, the Company and its Subsidiaries have complied with their respective obligations and all terms and conditions of their licenses in Open Source Materials, and neither the Company nor any of its Subsidiaries has received any written notice or complaint alleging that it has failed to comply with such terms and conditions.
(g)    None of the Company Products has failed to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance thereof or any product or system used in conjunction therewith, except as would not reasonably be expected to be material to the Business, taken as a whole. As of the date of this Agreement, the product information set forth in the Data Sheets, including with respect to the features, specifications, ratings, applications and performance metrics of the applicable Company Products to which the Data Sheets relate, is correct and complete in all material respects, subject to any disclaimers or restrictions included in such Data Sheets.
(h)    To the knowledge of the Company, none of the Company Group nor any of their respective Affiliates has any duty or obligation (whether present or contingent) to deliver, license, or make available the source code for any material proprietary software included in the Company Products or Company IP to any escrow agent or other Person, nor is there any Contract currently in force or effect pursuant to which the Company has delivered or made available the source code for any material proprietary software included in the Company Products or Company IP to any escrow agent or other Person.
(i)    Except as would not reasonably be expected to be material to the Business, taken as a whole, neither the Company nor any of its Subsidiaries has delivered or granted, agreed to deliver or grant, or entered into any Government Contract that requires the delivery or granting to any counterparty of (i) unlimited rights, government purpose rights or Bayh-Dole Rights pursuant to 35 U.S.C. § 200 et seq and 48 C.F.R. § 52.227-11 in material

Company IP; or (ii) ownership of any portion of material Company IP or any portion thereof. Except as would not be reasonably be expected to be material to the Business, taken as a whole, the Company and its Subsidiaries have taken all steps required under each Government Contract and Applicable Laws, or the terms of any Government Contract or associated solicitations to assert, protect and support all Company IP, so that no more than the minimum rights or licenses required under Applicable Laws, regulations, or the terms of any Government Contract or associated solicitations will have been provided or offered to the applicable Governmental Authority or counterparty to such Government Contract. Except as would not reasonably be expected to be material to the Business, taken as a whole, the Company and its Subsidiaries have timely disclosed and elected title to all subject inventions (as defined in 35 U.S.C. §201(e)), that comprise material Company IP, timely listed all material technical data and computer software to be furnished with less than unlimited rights in any required assertions table, received express acceptance of any applicable Company commercial licensing terms, and included the proper and required restrictive legends on all copies of any material technical data, computer software, or computer software documentation delivered under any Government Contract. To the knowledge of the Company, no Governmental Authority, prime contractor, or higher tier subcontractor has challenged or has any basis for challenging, the markings and rights asserted by the Company or its Subsidiaries.
(j)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or its Subsidiaries is, or since January 1, 2022, has been, a member or promoter of, or a contributor to, any standards-setting bodies, industry groups or other similar organizations that obligate any member of the Company Group to grant or offer to any other Person any licenses or rights to, or otherwise impair or limit any of, the Company Group’s control of any Company IP.
Section 4.14    Taxes.
(a)    All Income Tax Returns and other material Tax Returns required by Applicable Laws to be filed with any Governmental Authority by or on behalf of the Company or any of its Subsidiaries have been filed when due (taking into account applicable valid extensions), and all such Tax Returns are true, complete and correct in all material respects.
(b)    Each of the Company and its Subsidiaries has timely paid (or has had paid on its behalf) to the appropriate Governmental Authority all Income Taxes and other material Taxes due and payable by it (whether or not shown as due on any Tax Returns). Each of the Company and its Subsidiaries has (i) withheld, deducted and collected all material Taxes required to have been withheld, deducted or collected in connection with amounts paid, received or owing to or from any employee, creditor, stockholder, independent contractor, customer or other third party, and (ii) paid over any amounts so withheld, deducted or collected to the appropriate Governmental Authority.
(c)    No material deficiencies for Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority. There is no claim, audit, action, suit, dispute, examination, investigation or other proceeding ongoing or threatened in writing against or with respect to the Company or its Subsidiaries in respect of any material Taxes. Neither the Company nor any of its Subsidiaries (nor any predecessor of the Company or any of its Subsidiaries) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver. Neither the Company nor any of its Subsidiaries have entered into, nor has any Governmental Authority issued any closing agreements, private letter rulings, technical advice memoranda, or similar agreements or rulings relating to material Taxes. No power of attorney with respect to any Taxes of the Company or any of its Subsidiaries has been executed or filed with any Governmental Authority that will be in effect following the Closing.
(d)    The unpaid Taxes of the Company and its Subsidiaries (excluding any Taxes of any Seller Tax Group for which the Company and its Subsidiaries are not primarily liable) did not, as of the Balance Sheet Date, exceed the reserve for Tax Liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet (rather than in any notes thereto). Since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past practice.
(e)    During the two (2)-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.
(f)    There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.
(g)    No jurisdiction in which the Company or a Subsidiary of the Company does not file Tax Returns of a particular type has made a claim in writing that the Company or such Subsidiary is or may be liable for Tax, or required to file Tax Returns, of such type in that jurisdiction.
(h)    Neither the Company nor any of its Subsidiaries is currently the beneficiary of any modification, waiver or extension of time within which to file any Tax Return.
(i)    Neither the Company nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a Seller Tax Group), (ii) is a party to or bound by, or has any obligation under, any Tax Sharing Agreement (other than a Tax Sharing Agreement terminated prior to the Closing and for which the Company and its Subsidiaries shall have no continuing liability following the Closing) or (iii) has any liability for Taxes of any Person (other than a member of a Seller Tax Group) under Treasury Regulations Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax law), as transferee or successor, or by Contract.
(j)    No entity classification election pursuant to Treasury Regulations Section 301.7701-3 has been filed with respect to the Company or any of its Subsidiaries.

Section 4.14(j) of the Company Disclosure Schedule lists the U.S. federal income tax classification of each of the Company and its Subsidiaries.
(k)    The transactions contemplated herein will not cause an adjustment to the basis of any asset of the Company or its Subsidiaries under Treasury Regulations Section 1.1502-36(d).
(l)    None of the Company or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).
(m)    Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) any accounting method change made on or prior to the Closing Date, (iii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law), or (iv) any prepaid amount received on or prior to the Closing outside the ordinary course of business. Neither the Company nor any of its Subsidiaries has made an election under Section 965(h)(1) of the Code to pay any net Tax liability under Section 965 of the Code in installments.
(n)    Neither the Company nor any of its Subsidiaries has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation.
(o)    Neither the Company nor any of its Subsidiaries (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code; or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to United States Treasury Regulations Section 301.7701-5(a).
(p)    To knowledge of the Company, for all periods prior to the Closing Date, all transactions involving the Company or any of its Subsidiaries which were within the scope of relevant transfer pricing laws have occurred in material compliance with such laws.
(q)    Each of the Company and its Subsidiaries is in material compliance with all terms and conditions of any Tax exemption, Tax holiday, Tax incentive, or other Tax reduction agreement or order of a territorial or non-U.S. government. The consummation of the transactions contemplated by this Agreement (including the Reorganization, the Reclassification, the Pre-Closing Restructuring and the Separation) will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday, Tax incentive, or other Tax reduction agreement or order.
(r)    The Company and its Subsidiaries have complied in all material respects with the terms of VAT legislation and have maintained and obtained at all times complete and correct records, invoices and other documents appropriate or requisite for the purposes of VAT legislation.
(s)    The Company is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
Notwithstanding anything herein to the contrary, (i) this Section 4.14 and Section 4.15 constitute the sole and exclusive representations or warranties of Indigo relating to Tax matters, (ii) nothing in this Agreement (including this Section 4.14 but excluding Section 4.14(k)) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute (including amounts related to losses, basis, credits or any other similar item) with respect to the Company or any of its Subsidiaries and (iii) the representations and warranties of this Section 4.14 (other than the representations in Sections 4.14(i), (k), (m), (o), and (q)) refer only to activities prior to the Closing and shall not serve as representations and warranties regarding Taxes attributable to any taxable period (or portion thereof) beginning, or Tax positions taken, after the Closing Date.
Section 4.15    Employee Benefit Plans.
(a)    Section 4.15(a) of the Company Disclosure Schedule contains a true, correct and complete list, as of the date of this Agreement, of each material Benefit Plan and identifies each such Benefit Plan that is a Company Benefit Plan. With respect to each Company Benefit Plan, Indigo has Made Available to the Purchaser, as of the date of this Agreement, true, correct and complete copies, to the extent applicable, of (i) the plan document governing such Company Benefit Plan (and, if applicable, all related trust or funding agreements or insurance policies), including all material amendments thereto (or, in the case of any unwritten Company Benefit Plans, written summaries of the terms thereof), (ii) for each Company Benefit Plan, the most recent annual report (Form 5500 including all schedules thereto) and tax return (Form 990), if any, prepared in connection with such Company Benefit Plan or trust provided pursuant to clause (i), (iii) the most recent summary plan description, including all summaries of material modifications thereto, (iv) for each Company Benefit Plan, the most recent financial statements and actuarial reports, and (v) all material non-routine correspondence received by the Company or any of its Subsidiaries from any Governmental Authority in the last three (3) years.
(b)    No member of the Company Group nor any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, or has in the past six (6) years sponsored, maintained or contributed to, any Benefit Plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or any “multiemployer plan” as defined in Section 3(37) of ERISA to which the Company or any of its Subsidiaries would reasonably be expected to have any liability. There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a Liability of the Company Group following the Effective Time.
(c)    Each Benefit Plan and related trust that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue

Service. Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company Group (taken as a whole), (i) each Benefit Plan has been established, administered and maintained in compliance with its terms and with the requirements of Applicable Law, including ERISA and the Code, which are applicable to such Benefit Plan, and (ii) all contributions or other amounts required to be paid by the Company or its Subsidiaries as of the date of this Agreement with respect to each Benefit Plan in respect of current or prior plan years have been paid or, to the extent not required to be paid, accrued to the extent required to be accrued in accordance with GAAP.
(d)    Except as provided by this Agreement, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby would reasonably be expected to (whether alone or together with any subsequent event) (i) entitle any Business Employee or current or former employee or other individual service provider of the Company Group to any payment or benefit or increase the amount of any payment or benefit to any such individual, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other obligation pursuant to, any Company Benefit Plan or otherwise or (iii) increase any benefits under any Company Benefit Plan or otherwise. Without limiting the generality of the foregoing, there is no Benefit Plan, contract, plan or arrangement (written or otherwise) covering any current or former employee or other individual service provider of the Company or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.
(e)    No Benefit Plan provides for the gross-up or reimbursement of Taxes under Sections 4999 or 409A of the Code, or otherwise.
(f)    Except as set forth on Section 4.15(f) of the Company Disclosure Schedule, no Company Benefit Plan provides health, medical, life insurance or other welfare benefits to Business Employees beyond their retirement or other termination of employment, except as required by Section 4980B of the Code or other Applicable Law.
(g)    Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company Group (taken as a whole) (i) there is no action, suit, investigation, audit or proceeding pending against or involving or threatened in writing against or involving, any Company Benefit Plan, any fiduciaries thereof with respect to their duties to such plans or the assets of any of the trusts under any Company Benefit Plan before any Governmental Authority or otherwise and (ii) there are no pending claims (other than claims for benefits in the ordinary course of business), lawsuits or arbitrations that have been asserted or instituted, and to the knowledge of the Company, no set of circumstances exists that may be reasonably likely to give rise to a claim or lawsuit, against the Company Benefit Plans.
Section 4.16    Labor and Employment Matters.
(a)    The Company has Made Available a true, correct and complete list of all Business Employees as of no earlier than the payroll cycle immediately prior to the date hereof,

showing for each Business Employee, each as applicable and subject to Applicable Law, (i) name or identification number, (ii) job title, (iii) location of employment (worksite, workplace, or city, state (where applicable), and country), (iv) date of hire, (v) hourly rate or annual salary, (vi) annual sales incentive target amount and/or annual performance bonus target amount (as applicable), (vii) exempt or non-exempt status under applicable wage and hour laws, (viii) union affiliation (if known), (ix) employing entity, and (x) employment status as active or on leave (including type of leave and anticipated date of return).
(b)    No outstanding Liabilities are due to be paid by the Company or any of its Subsidiaries to any former employee of the Company or any of its Subsidiaries for breach of contract, redundancy payments, protective awards, damages for wrongful dismissal or unfair dismissal, settlement payments, separation agreement payments, or for failure to comply with any Order for the reinstatement or re-engagement of any such employee or in respect of any other Liabilities arising out of the suspension or termination of any such employment relationship, any contract of employment, or contract for services, except where the failure to pay or comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)    Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other similar labor-related agreement with a trade or labor union, works council, labor organization, or other bargaining unit representative that represents Business Employees (each a “Union,” and such an agreement with a Union a “Labor Agreement”), other than national, industry-wide, or sector-specific agreements outside of the United States. There are no negotiations or discussions currently pending or occurring between the Company nor any of its Subsidiaries and any Union regarding any Labor Agreement covering Business Employees. Disregarding any action that may be taken by Purchaser or its Affiliates following the date of this Agreement, no notice, consent or consultation obligations with respect to any Business Employees or any Union representing any Business Employees will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby and all notice, consent, or consultation obligations with respect to the Reorganization were done in a manner compliant with all Applicable Laws, except where the failure to so comply would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. To the knowledge of the Company, there are no Unions representing or purporting to represent any Business Employee.
(d)    There is no material unfair labor practice, labor dispute (other than routine individual grievances), or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries. There is no, and since January 1, 2022, there has been no (i) to the knowledge of the Company, certification or representation proceeding pending or threatened or other labor organizing effort or activity or (ii) lockout, strike, picket, handbilling, slowdown, work stoppage, or other material labor dispute or disruption, or, to the knowledge of the Company, threat thereof by or with respect to any Business Employees.

(e)    Each of the Company and its Subsidiaries is, and has been since January 1, 2022, in compliance with (i) all Applicable Laws respecting labor, employment and employment practices, including Applicable Laws regarding terms and conditions of employment, hiring, background checks, harassment, discrimination in employment, retaliation, pay equity, equal opportunity, pay transparency, affirmative action, employee record retention, leaves of absence, worker classification (including the proper classification of workers as independent contractors and leased employees), collective bargaining, disability rights or benefits, workplace accommodations, employee privacy, employment eligibility verification, immigration and authorization to work, wages, compensation, hours of work, employee benefits, payment of wages, overtime, meal and rest breaks, occupational safety and health, child labor, reductions in force, plant closings, mass layoffs, termination of employment, workers’ compensation and unemployment insurance (the “Employment Laws”), and (ii) all obligations of the Company or any of its Subsidiaries under any employment agreement, consulting agreement, severance agreement, Labor Agreement, or any other employment or labor-related agreement or understanding, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(f)    There are no, and since January 1, 2022 there have been no, Actions pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries in any forum, including before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor or any comparable body outside the U.S. nor are there any Company internal investigations pending related to or involving any Employment Laws that has been or would reasonably be expected to be material to the Company Group, taken as a whole.
(g)    Since January 1, 2022, no allegations of sexual harassment, sexual assault, or sexual misconduct have been made or, to the knowledge of the Company, threatened by or against any current or former officer or Business Employee at the level of Senior Vice President or above in their capacity as such, and neither the Company nor any of its Subsidiaries have entered into any settlement or separation agreements related to allegations or claims of sexual harassment, sexual assault, or sexual misconduct by or against any officer or other Business Employee at the level of Senior Vice President or above. Since January 1, 2022, the Company and any of its Subsidiaries have reasonably investigated all allegations of sexual harassment or discriminatory harassment to the knowledge of the Company.
Section 4.17    Data Protection; Company Systems.
(a)    Except as would not reasonably be expected to be material to the Business, taken as a whole, since January 1, 2022, (i) the Company, its applicable Subsidiaries, and, to the knowledge of the Company, all third parties processing Company Data on behalf of the Company or any of its applicable Subsidiaries (“Data Partners”), have implemented and maintained reasonable administrative, physical and technical measures, including a written information security program, to protect the confidentiality, integrity and security of the Company Systems, Company Data, and any Company Products, and to prevent any unauthorized, accidental or unlawful control, use, access, interruption, modification, encryption, exfiltration, compromise or corruption of the Company Systems (or any Company Data stored or contained therein or transmitted thereby or otherwise under the control of or processed on behalf of the Company Group) (a “Security Incident”), and (ii) there have been no Security Incidents impacting the Company Products or Company Systems (or any Company Data stored or contained therein or transmitted thereby or otherwise under the control or processed on behalf of the Company Group).
(b)    Except as would not reasonably be expected to be material to the Business, taken as a whole, since January 1, 2022, the Company and its Subsidiaries, and to the knowledge of the Company, all Data Partners, (i) have complied with all Data Privacy Laws and all contractual commitments and policies, statements, or notices of any member of the Company Group, in each case, to the extent related to privacy, security, or the processing of Personal Data (collectively, the “Data Privacy Requirements”), and (ii) have not notified or been required to notify any Person or Governmental Authority, or received written notice of, or otherwise been subject to, any notices, audits, proceedings, investigations, enforcement actions, or claims conducted or asserted by any Person (including any Governmental Authority) regarding any (A) collection, storage, sharing, transfer, disposition, protection, processing or other use of Company Data, or (B) any Security Incidents or violations of any Data Privacy Requirements.
(c)    Except as would not reasonably be expected to be material to the Business, taken as a whole, to the knowledge of the Company, neither the Company Systems nor any Company Products contain, and since January 1, 2022, have not contained, any disabling codes or instructions, spyware, “time bombs,” “back doors,” “trap doors,” keylogger software, Trojan horses, worms, viruses or other Software routines, faults, malicious code, damaging devices or hardware components that are designed to cause unauthorized access to, or disruption, impairment, disablement or destruction of, Software, data or other materials.
Section 4.18    Environmental Matters.
(a)    Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole:
(i)    no written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries arising out of any Environmental Laws since January 1, 2022, which remains unresolved, and there are no judicial, administrative or other actions, suits or proceedings pending or, to the knowledge of the Company, threatened, which allege a violation by the Company or any of its Subsidiaries of, or Liability under, any Environmental Laws;
(ii)    the Company and each of its Subsidiaries have all material Permits necessary for their operations to comply with all applicable Environmental Laws and are, and since January 1, 2022, have been, in compliance with the terms of such Permits;
(iii)    neither of the Company nor any of its Subsidiaries has assumed by contract, order or by operation of Applicable Law any Liability of any other Person under any Environmental Law (including any obligation to remediate any Release of any Hazardous Substance);
(iv)    there has been no Release of any Hazardous Substance at, to, on, under or emanating from any Real Property owned, leased or operated by the Company or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any Liability, remedial obligation or corrective action requirement under applicable Environmental Laws. There have been no other Releases of any Hazardous Substances, or other handling or management of Hazardous Substances, which would reasonably be expected to result in the Company or any of its Subsidiaries, incurring any Liability under Environmental Laws; and
(v)    the Company and each of its Subsidiaries are, and since January 1, 2022, have been in compliance with all Environmental Laws.
(b)    The Company has Made Available to the Purchaser true and complete copies of all material reports, audits, assessments, and studies in its possession, custody or control, with respect to the Company’s or any of its Subsidiaries’ compliance with, or liabilities arising under, Environmental Laws.
Section 4.19    Material Contracts.
(a)    List of Contracts. Section 4.19(a) of the Company Disclosure Schedule identifies the following Contracts, other than Benefit Plans and Labor Agreements, in effect as of the date of this Agreement to which the Company or any of its Subsidiaries is a party or bound (except solely by virtue of such entity’s status as a Subsidiary of Indigo and its Affiliates and without any member of the Company Group being party thereto) (such Contracts as are required to be listed on Section 4.19(a) of the Company Disclosure Schedule, being the “Company Material Contracts”):
(i)    any Contract for the purchase or distribution of the Company Group’s products or services with the Company Group’s top customers, resellers or distributors accounting for, in the aggregate, eighty percent (80%) of the Company Group’s revenue for the fiscal year ending December 28, 2024 (such customers or distributors, the “Top Customers”);
(ii)    any Contract with the Company Group’s top fifteen (15) suppliers (excluding any member of the Indigo Group), on the basis of amounts paid by the Company or any of its Subsidiaries (either directly or indirectly, including through Indigo or any of its Subsidiaries) to such suppliers for the fiscal year ending December 28, 2024 (such suppliers, the “Top Suppliers”);
(iii)    any Contract pursuant to which a member of the Company Group has incurred any Indebtedness for borrowed money, committed to incur Indebtedness for borrowed money, or guaranteed Indebtedness of any other Person (other than another member of the Company Group), including mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the advancement of a Lien (other than a Permitted Lien), in each case, for a principal amount in excess of $50,000,000 excluding any Contracts solely among members of the Company Group;
(iv)    any Contract with respect to a joint venture, partnership, profit-sharing or other similar arrangement based on equity ownership in a Person;
(v)    any Contract that relates to the Company Group’s acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) where the aggregate consideration under such Contract is in excess of $50,000,000 or pursuant to which any earn-out, indemnification or deferred or contingent payment obligations of the Company or its Subsidiary remain outstanding or other material obligations are ongoing;
(vi)    any Contract pursuant to which the Company or any of its Subsidiaries grants to any Person (other than Indigo or any Affiliate thereof), or receives from any Person (other than Indigo or any Affiliate thereof), any license, sublicense, covenant not to sue or similar right or interest with respect to any Intellectual Property Rights, in each case, which grant or receipt of any license, sublicense, covenant not to sue or other similar rights or interest is material to the Business, taken as a whole, other than (A) non-disclosure agreements, (B) licenses of Open Source Materials, (C) licenses granted to the Company or its Subsidiaries for generally available, off-the-shelf Software or information technology services with annual fees of less than $1,000,000, (D) non-exclusive licenses granted in the ordinary course of business to (1) resellers, distributors or service providers to facilitate their provision of goods or services for or on behalf of the Company or its Subsidiaries, or (2) customers of the Company or its Subsidiaries to facilitate their use of Company Products, or (E) grants of non-exclusive rights to use Intellectual Property Rights, which grants of rights are incidental to performance under the applicable Contract, and are not material to the Business;
(vii)    any Government Contract under which payments in excess of $10,000,000 in the aggregate were received by the Company Group in the fiscal year ending December 28, 2024;
(viii)    any Contract that contains any covenant that restricts in any material respect, or purports to prohibits or restricts in any material respect, the ability or right of the Company or any of its Subsidiaries or Affiliates (including, following the Closing, the Purchaser or its Affiliates), to (A) compete with any business or in any geographical area or to solicit customers, (B) sell to or purchase from any specific person or category of persons or any specific industry or market, or (C) hire any person, other than non-solicitation provisions restricting the hiring of employees of or other persons engaged by the counterparty contained in vendor, customer, confidentiality, recruiting, outsourcing or supply agreements entered into in the ordinary course of business;
(ix)    any Contract that contains “most favored nation” or “preferred” customer status, rights of first refusal, first notice or first negotiation rights, or that requires any member of the Company Group to deal on an exclusive basis with any Person or contains any minimum purchase obligations binding on the Company Group;
(x)    any Contract involving the settlement of any Action or threatened Action, other than settlements related to claims for workers’ compensation entered into in the ordinary course of business, (A) which will (1) involve payments after the Balance Sheet Date of consideration in excess of $5,000,000 or (2) impose monitoring or reporting obligations to any other Person outside the ordinary course of business or (B) with respect to which conditions precedent to the settlement have not been satisfied;
(xi)    any Intercompany Agreement other than Contracts that effect the Reorganization but do not contain any material ongoing obligations of the Company or any of its Subsidiaries after the Closing;
(xii)    any Contract providing for capital expenditures after the date of this Agreement in an amount in excess of $50,000,000 per calendar year or $25,000,000 per calendar quarter;
(xiii)    any Contract where the Company or any of its Subsidiaries has advanced or loaned any other Person (other than a member of the Company Group) any amounts;
(xiv)    the Real Property Leases set forth on Section 4.19(a)(xiv) of the Company Disclosure Schedule;
(xv)    any Contract or any outstanding written commitment to enter into any agreement of the type described in the foregoing subsections of this Section 4.19(a).
(b)    The Company has Made Available to the Purchaser copies of all Company Material Contracts, in each case, to the extent permissible under Applicable Law and regulations.
(c)    Validity; No Breach. Each Company Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to the Enforceability Exceptions, except in each case as would not reasonably be expected, individually or in the aggregate, to be material to (x) the Company Group, taken as a whole or (y) the Business. None of the Company or any of its Subsidiaries, and, to the knowledge of the Company, as of the date of this Agreement, no other Person, has materially violated or breached, or committed any material default under, any Company Material Contract. To the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) could reasonably be expected to: (i) result in a material violation or breach of any of the provisions of any Company Material Contract; (ii) give any Person the right to declare a material default or exercise any remedy under any Company Material Contract; (iii) give any Person the right to accelerate the maturity or performance of any Company Material Contract; or (iv) give any Person the right to cancel, terminate or modify any Company Material Contract, notwithstanding a Governmental Authority’s standing right to terminate for convenience. Since January 1, 2022, none of the Company or any of its Subsidiaries has received any written notice or, to the knowledge of the Company, other communication regarding any actual or possible material violation or breach of, or material default under, any Company Material Contract, and to the knowledge of the Company, there has been no threat of, any significant dispute with respect to any Company Material Contract.
Section 4.20    Suppliers and Customers.
(a)    Section 4.20(a) of the Company Disclosure Schedule sets forth a complete and accurate list of the Top Suppliers. Since January 1, 2022: (i) there has been no termination of any business relationship of the Company or any of its Subsidiaries with any Top Supplier; (ii) there has been no change in the terms of its business relationship with any Top Supplier in a manner that has been or would reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole; and (iii) no Top Supplier has canceled or otherwise terminated or, to the knowledge of the Company, threatened to cancel or terminate, or otherwise materially reduce, or otherwise adversely change in any material respect, their relationship with the Business, and to the knowledge of the Company, no such action is being considered.
(b)    Section 4.20(b) of the Company Disclosure Schedule sets forth a complete and accurate list of the Top Customers. Since January 1, 2022: (i) there has been no termination of any business relationship of the Company or any of its Subsidiaries with any Top Customer; (ii) there has been no change in the terms of its business relationship with any Top Customer in a manner that has been or would reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole; and (iii) no Top Customer has canceled or otherwise terminated or, to the knowledge of the Company, threatened to cancel or terminate, or otherwise materially reduce, or otherwise adversely change in any material respect, their relationship with the Business, and to the knowledge of the Company, no such action is being considered.
Section 4.21    Government Contracts.
(a)    With respect to any Government Contract to which the Company or any of its Subsidiaries is or has been a party within the past six (6) years or any Government Bid: (i) neither the Company nor any of its Subsidiaries has been in material breach of or material default under any Government Contract, and, to the knowledge of the Company, no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a material breach or material default by the Company or any of its Subsidiaries; (ii) all representations and certifications applicable to such Government Contracts and Government Bids were accurate in all material respects when made and have been updated as required; (iii) as of the date of this Agreement, there are no outstanding or, to the knowledge of the Company, threatened claims, disputes, requests for equitable adjustment, lawsuits or other legal actions against the Company or any of its Subsidiaries arising under or relating to any Government Contract; (iv) invoices submitted by the Company or any of its Subsidiaries were accurate in all material respects, and any required adjustments have been promptly credited and reported to the applicable customer and recorded in the financial records of the Company or its relevant Subsidiary; (v) as of the date of this Agreement, neither the Company nor any of its Subsidiaries are required to make or maintain any cost accounting or any pricing disclosure or guarantee, or to maintain any accounting or property system, or performance or surety bond to perform any Government Contract or Government Bid; (vi) as of the date of this Agreement, neither the Company nor any of its Subsidiaries nor any of their respective Principals (as that term is defined by 48 C.F.R. § 2.101) has been suspended, debarred, or otherwise excluded from contracting with a Governmental Authority or been notified in writing of any proposed suspension, debarment or exclusion or received any show cause notice from a suspending, debarring or excluding official; (vii) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has made any voluntary or mandatory disclosure to any Governmental Authority with respect to any irregularity, misstatement, significant overpayment, or violation of law arising under or relating to any Government Contract or Government Bid; (viii) neither the Company nor any of its Subsidiaries are parties to Government Contracts that require compliance with the Creating Helpful Incentives to Produce Semiconductors Act, (15 U.S.C. § 4651 et seq.) or its implementing regulations; and (ix) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received or been provided written (nor to the knowledge of the Company, any oral) cure notice, show cause notice, notice of investigation or audit by a Governmental Authority.
(b)    Neither the Company nor any of its Subsidiaries holds an FCL and neither the Company nor any of its Subsidiaries is subject to a requirement pursuant to a Government Contract either to hold an FCL or to provide one or more employees who hold a personnel security clearance to perform any Government Contract.
Section 4.22    Outbound Investment Rule. Neither the Company nor any of its Subsidiaries is a “covered foreign person,” as defined in the Outbound Investment Rule. The transactions contemplated hereunder will not result in the establishment of a “covered foreign person” or the engagement by a “person of a country of concern” in a “covered activity,” and neither the Company nor any of its Subsidiaries currently engage, or, as of the date hereof, have plans to engage, directly or indirectly, in a “covered activity” in a “country of concern,” as each such term is defined in the Outbound Investment Rule.
Section 4.23    Related Party Transactions. Except as set forth on Section 4.23 of the Company Disclosure Schedule, no officer, director or employee of the Company Group is party to any Contract or involved in any business arrangement with the Company or any of its Subsidiaries (including any arrangement pursuant to which a member of the Company Group has pledged any assets or guaranteed any obligations on behalf of any such Person), in each case, excluding any Benefit Plans and Labor Agreements (each, a “Related Party Transaction”).
Section 4.24    Insurance. Section 4.24 of the Company Disclosure Schedule contains a list of all currently in-force material third party insurance policies (other than any self-insurance, fronted insurance, or captive insurance policy or program or any insurance policy comprising a Company Benefit Plan) held by any member of the Indigo Group or the Company Group for the benefit of the Business (collectively, the “Insurance Policies”). Except as would not reasonably be expected, individually or in the aggregate, to materially affect the Business, taken as a whole, (i) no member of the Indigo Group is in breach or violation of, or default under, any Insurance

Policies, and, to the knowledge of the Company, no event has occurred which with notice or lapse of time or both would constitute a breach, violation or default of the terms of such Insurance Policies; (ii) each Insurance Policy is valid and binding; (iii) the limits of the Insurance Policies have not been materially eroded or exhausted; (iv) no premiums due under any Insurance Policy have not been paid; (v) as of the date of this Agreement, no member of the Indigo Group has received any written notice of cancellation or termination, material increase in premium or denial of renewal in respect of any of the Insurance Policies; (vi) since January 1, 2022, the Indigo Group has properly reported, in accordance with the terms and conditions of the Insurance Policies, any material claims related to the Business for which coverage under the Insurance Policies is available, and (vii) there are no pending insurance claims related to the Business with respect to which an insurer has denied coverage under the Insurance Policies.
Section 4.25    Finders’ Fees. There is no investment banker, broker, finder or other financial advisor entitled to (a) any advisory, banking, broker’s, finder’s or similar fee or commission, (b) any indemnification, expense reimbursement or other similar prospective future payment by or on behalf of the Company or any of its Subsidiaries, or (c) render services (or to have the right to offer to or to negotiate to render services) with respect to future financial, advisory, consulting or similar activities or actions, in each case, as a result of or in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
Section 4.26    No Other Representations and Warranties. NOTWITHSTANDING ANYTHING ELSE TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 5, ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, NO REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, WRITTEN OR ORAL, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IS MADE OR SHALL BE DEEMED TO HAVE BEEN MADE BY OR ON BEHALF OF THE PURCHASER OR ANY PURCHASER RELATED PARTY TO THE SELLERS OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES, AND EACH OF THE SELLERS, ON ITS BEHALF, AND ON BEHALF OF THE INDIGO RELATED PARTIES, HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY, WHETHER BY OR ON BEHALF OF THE PURCHASER OR ANY PURCHASER RELATED PARTY, AND NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE SELLERS OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES OF ANY DOCUMENTATION OR OTHER INFORMATION BY OR ON BEHALF OF THE PURCHASER OR ANY OF ITS REPRESENTATIVES OR AFFILIATES WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.
Section 4.27    No Reliance. Except as expressly addressed or included in the representations or warranties made by the Purchaser in Article 5, any certificate delivered pursuant to this Agreement and the Ancillary Agreements, each of the Sellers and the Company, on its behalf and on behalf of the Indigo Related Parties, acknowledges and agrees that (a) neither the Purchaser nor any other Person on its behalf makes or is making, and that none of the Sellers nor any Indigo Related Party has relied upon, any express or implied representation or warranty with respect to the Purchaser, any Purchaser Related Party, or any of their respective businesses, operations, condition (financial or otherwise), pro forma financial information, cost estimates, forecasts, budgets, financial or other projections or estimates or other forward-looking statements (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such forecasts, budgets, projections or estimates) of the Purchaser, any Purchaser Related Party or any other matter or with respect to any other information, documents or other materials or management presentations provided by the Purchaser or any Representative or Affiliate of the Purchaser, including in any “data rooms” or management presentations and (b) any such other representations or warranties are expressly disclaimed by each of each of the Sellers and the Company, on its behalf and on behalf of the Indigo Related Parties, and none of the Sellers, the Company, nor any Indigo Related Party is entitled to rely on, or has relied on or is relying on, any such representation or warranty, if made. Notwithstanding the foregoing provisions of this Section 4.27, nothing in Section 4.26 or this Section 4.27 shall limit the ability of the Sellers or the Company to bring a claim or cause of action against any Person in the case of fraud by such Person.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES REGARDING THE PURCHASER
Subject to Section 12.05, the Purchaser hereby represents and warrants, except as set forth on the Purchaser Disclosure Schedule, to and for the benefit of the Sellers and the Company as follows:
Section 5.01    Organization and Good Standing. Each of the Purchaser and Debt Merger Sub has been duly organized, and is validly existing and in good standing (to the extent applicable as a legal concept) under the laws of the jurisdiction of its incorporation, formation or organization.
Section 5.02    Authority. The Purchaser has the requisite corporate or similar power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which the Purchaser is or will be a party, and to consummate the transactions contemplated hereby and thereby in accordance with the terms hereof. The execution, delivery and performance of this Agreement by the Purchaser has been duly and validly authorized by all necessary action on the part of the Purchaser and no other action on the part of the Purchaser is necessary to authorize the execution, delivery and performance by the Purchaser of this Agreement. This Agreement has been duly and validly executed and delivered by the Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by the Sellers and the Company, constitutes a valid, legal and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the Enforceability Exceptions. The Purchaser or its applicable Affiliate has the requisite corporate or similar power and authority to execute, deliver and perform the Ancillary Agreements to which the Purchaser or its applicable Affiliate is or will be a party in accordance with the terms thereof. The Ancillary Agreements entered into as of the date hereof to which the Purchaser or its applicable Affiliate is a party have been duly and validly executed and delivered by such Person and, assuming the due authorization, execution and delivery of the Ancillary Agreements by the other parties thereto, will constitute valid, legal and binding agreements of such Person, enforceable against it in accordance with the terms thereof, subject to the Enforceability Exceptions. At the Closing, the Ancillary Agreements to which the Purchaser or its Affiliate is a party will be duly and validly executed and delivered by such Person, and, assuming the due authorization, execution and delivery of the Ancillary Agreements by the other parties thereto, will constitute valid, legal and binding agreements of the Purchaser or its applicable Affiliate, enforceable against it in accordance with the terms thereof, subject to the Enforceability Exceptions.
Section 5.03    Non-Contravention.
(a)    The execution, delivery and performance by the Purchaser or its applicable Affiliate of this Agreement and any Ancillary Agreement to which the Purchaser or its applicable Affiliate is or will be a party, and the consummation of the transactions contemplated hereby and thereby will not: (i) contravene, conflict with or result in any violation or breach of any provision of the Organizational Documents of the Purchaser or its applicable Affiliate, (ii) assuming compliance with the matters referred to in Section 5.03(b), contravene, conflict with or result in any violation or breach of any Applicable Law, or (iii) result in a breach, violation or infringement of, or constitute a default under, or give rise to the creation of any Lien, except for Permitted Liens, or any right of notice, consent, termination, amendment, cancellation or acceleration under, any material Contract or Permit to which the Purchaser or its applicable Affiliate is a party, or by which any of its properties or assets is bound, except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
(b)    The execution, delivery and performance by the Purchaser or its applicable Affiliate of this Agreement and any Ancillary Agreement to which the Purchaser or its applicable Affiliate is or will be a party, and the consummation of the transactions contemplated hereby and thereby require no registration, declaration or filing with, notification to, or approval or consent of, any Governmental Authority, other than (i) compliance with any applicable requirements of the Antitrust Laws and Foreign Direct Investment Laws, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities laws, (iii) compliance with any applicable rules of Nasdaq and (iv) any filing, notification, approval or consent the absence of which would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
Section 5.04    Financing.
(a)    The Purchaser has delivered to the Sellers true, correct and complete copies, as of the date of this Agreement, of the fully executed (i) equity financing commitment letter, dated as of the date of this Agreement, by and between the Equity Investor and the Purchaser (the “Equity Commitment Letter{xe "Equity Commitment Letter" \t "Section}” and the financing provided for therein being referred to as the “Equity Financing{xe "Equity Financing" \t "Section}”), (ii) Guarantee, and (iii) debt financing commitment letter, dated as of the date of this Agreement, by and among Debt Merger Sub and the Debt Financing Sources party thereto including all annexes, exhibits, schedules and attachments thereto, and the executed fee letter associated therewith, with only the fee amounts, other economic terms and the “market flex” provisions contained therein redacted (none of which redacted terms or amounts impose any additional conditions on the availability of the Debt Financing at Closing or reduce the gross aggregate principal amount of the Debt Financing) (in each case as amended, replaced, waived, supplemented or modified in accordance with Section 6.13(a), collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Commitment Letters”), pursuant to which the Debt Financing Sources have committed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”), for the purpose of financing a portion of the Financing Purposes. As of the date of this Agreement, none of the Financing Commitment Letters has been withdrawn, terminated, repudiated, rescinded, amended or modified, no terms thereunder have been waived, and, to the knowledge of the Purchaser, no such withdrawal, termination, repudiation, rescission, amendment, modification or waiver is contemplated, except as permitted by Section 6.13(c) and, with respect to the Debt Commitment Letter, for the potential addition as parties to the Debt Commitment Letter of lenders, arrangers, bookrunners, agents, managers or similar entities who have not executed the Debt Commitment Letter as of the date of this Agreement. The Purchaser has fully paid any and all commitment fees, other fees and other amounts required to be paid pursuant to the terms of the Debt Commitment Letter on or before the date of this Agreement.
(b)    Assuming the satisfaction of the conditions set forth in Section 9.01 and Section 9.02, and that the Financing is funded in accordance with the Financing Commitment Letters, the net cash proceeds contemplated by the Financing Commitment Letters will, in the aggregate, be sufficient for the Purchaser to pay or cause to be paid the Final Purchase Price and to pay any fees, expenses or other amounts required to be paid by Purchaser at or prior to the Closing in connection with the transactions contemplated by this Agreement (collectively, the “Financing Purposes”).
(c)    The Financing Commitment Letters and the Guarantee (i) are, as to the Purchaser and, to the knowledge of the Purchaser, the other parties thereto, enforceable against such Persons in accordance with their terms, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Applicable Laws affecting creditors’ rights generally and by general principles of equity, and (ii) in full force and effect. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Purchaser or, to the knowledge of the Purchaser, any other parties thereto, under any of the Financing Commitment Letters. Assuming the satisfaction or waiver of the conditions set forth in Section 9.01 and Section 9.02, as of the date of this Agreement, the Purchaser does not have any reason to believe that any of the conditions to the funding of the Financing that are applicable to the Purchaser will not be satisfied on a timely basis or that the proceeds of the Financing will not be available to the Purchaser on the Closing Date. The Financing Commitment Letters contain all of the conditions precedent and other conditions to the obligations of the parties thereunder to make the Financing available to the Purchaser. As of the date of this Agreement, there are no side letters or other agreements to which the Purchaser is a party that could adversely affect the availability, conditionality, enforceability or the aggregate committed amount of the Financing contemplated by the Financing Commitment Letters. The Equity Commitment Letter provides, and will continue to provide, that Indigo is a third-party beneficiary thereof on the terms and subject to the limitations set forth therein.
(d)    Subject to, and without limiting the effect of, Section 12.14 (Specific Performance), the obligations of the Purchaser to consummate the transactions contemplated by this Agreement are not subject to any conditions regarding the Purchaser’s, its Affiliates’ or any other Person’s (including, for the avoidance of doubt, the Sellers’, Company’s or any Subsidiary of the Company’s) ability to obtain the Financing or any other financing.
Section 5.05    Solvency. As of the Closing, after giving effect to any Indebtedness being incurred on such date in connection herewith, and assuming satisfaction of the conditions set forth in Section 9.01 and Section 9.02 and the accuracy of the Company’s and the Sellers’ representations and warranties set forth in this Agreement and performance by the Company and the Sellers of their respective obligations hereunder, (i) each of the Purchaser and the Company will be able to pay off their Liabilities (whether direct, subordinated, contingent or otherwise), as such Liabilities become absolute and matured, (ii) the then-present fair saleable value of the assets of each of the Purchaser and the Company, on a consolidated basis, will exceed the amount that will be required to pay their probable Liabilities (including the probable amount of all contingent Liabilities) as such Liabilities become absolute or matured, (iii) the assets of each of the Purchaser and the Company, at a fair valuation, will exceed their respective probable Liabilities (including the probable amount of all contingent Liabilities) and (iv) each of the Purchaser and the Company will not have unreasonably small capital to carry on their respective businesses as presently conducted or as proposed to be conducted. The transactions contemplated hereby are not being made and no obligation is being incurred by the Purchaser or any of its Affiliates in connection with such transactions with the intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries.
Section 5.06    Investment Decision. The Purchaser is acquiring the Purchased Shares for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling the Purchased Shares. The Purchaser acknowledges that the Purchased Shares have not been registered under the Securities Act or any other federal, state, foreign or local securities laws, and agrees that the Purchased Shares may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities laws, in each case, to the extent applicable. The Purchaser represents that it is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D of the Securities Act.
Section 5.07    Independent Investigation. The Purchaser is an informed and sophisticated purchaser and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its purchase of the Purchased Shares and the Business. The Purchaser has conducted to its own satisfaction an independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology, management and prospects of the Company and the Business, which investigation, review and analysis was done by the Purchaser and its Representatives and Affiliates, and acknowledges and agrees that it has been provided sufficient access to the properties, premises and records of the Company and the Business for this purpose. In entering into this Agreement, the Purchaser acknowledges and agrees that it has relied solely upon the aforementioned investigation, review and analysis, the representations and warranties of the Sellers expressly set forth in Article 3 and the representations and warranties of the Company expressly set forth in Article 4, and not on any factual representations or opinions of any of the Sellers, the Company, their respective Affiliates or any of their respective Representatives or any other Person. The Purchaser (on behalf of itself and its Affiliates) acknowledges that, should the Closing occur, the Purchaser shall acquire the Company and the Business without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement.
Section 5.08    No Foreign Person. As of the date of this Agreement and as of the Closing, the Purchaser is not a “foreign person,” as defined in the DPA, and represents that, to the knowledge of the Purchaser after conducting a reasonable inquiry of its investors, no “foreign person” that is an investor in the Purchaser will obtain or has obtained rights prior to the Closing that the Purchaser expects will give rise to the Committee on Foreign Investment in the United States jurisdiction over this Agreement or over the transactions contemplated in this Agreement based on Applicable Law as in effect as of the date of this Agreement.
Section 5.09    R&W Insurance Policy. In connection with the transactions contemplated hereby, in the event that the Purchaser obtains a buyer-side representations and warranties insurance policy (together with any related excess policies, the “R&W Insurance Policy”) in accordance with Section 6.07, the Purchaser shall deliver to Indigo a complete copy of the binder agreement for the R&W Insurance Policy, including the form of the R&W Insurance Policy. If and when so delivered, the R&W Insurance Policy shall: (a) name the Purchaser, or an Affiliate thereof, as an insured thereunder; (b) contain a provision whereby the insurer(s) expressly waives, and agrees not to pursue, directly or indirectly, any subrogation, contribution or any other rights against the Sellers, their Affiliates and their respective current and former Representatives, Affiliates and fiduciaries (or the functional equivalent of any such position) (collectively, “Seller Parties”) based upon, arising out of, or relating to this Agreement or the transactions contemplated hereby, or the negotiation, execution or performance of this Agreement, other than in the case of Fraud by any such Seller Party, and then only to the extent of such Fraud by such Seller Party (such waiver, the “R&W Waiver”); and (c) name the Seller Parties as express third-party beneficiaries in respect of the waiver in subsection (b) of this Section 5.09.
Section 5.10    Finders’ Fees. There is no investment banker, broker, finder or other financial advisor entitled to any advisory, banking, broker’s, finder’s or similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser that would give rise to a Liability of any other Party hereto.
Section 5.11    Litigation. There is no Action or investigation pending against or affecting, or, threatened in writing against, the Purchaser or Debt Merger Sub before (or, in the case of threatened actions, suits, investigations or proceedings, that would be before) or by, or order of, any Governmental Authority, in each case, that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
Section 5.12    Holding Company. Each of the Purchaser and Debt Merger Sub is a holding company formed solely for the purpose of acting as a holding company for the beneficial ownership structure of the Company and its Subsidiaries, except with respect to Debt Merger Sub, obtaining the Debt Financing. Since the date of its formation, neither the Purchaser nor Debt Merger Sub has carried on any business or engaged in any operational activity, owned any assets or conducted any operations other than those incidental to its formation and existence or as related to the transactions contemplated hereby. Except for obligations to its equityholders, directors, officers, controlling persons, and other Persons for indemnification or advancement of expenses under its Organizational Documents and its obligations pursuant to this Agreement and the Ancillary Agreements to which it will be a party, as applicable, including with respect to Debt Merger Sub, in connection with the Debt Financing, neither the Purchaser nor Debt Merger Sub has Liability and there are no facts, circumstances or conditions that would reasonably be expected to give rise to any material Liability of the Purchaser or Debt Merger Sub.
Section 5.13    No Other Representations and Warranties. NOTWITHSTANDING ANYTHING ELSE TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 3 AND ARTICLE 4, ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT AND IN THE ANCILLARY AGREEMENTS, NO REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, WRITTEN OR ORAL, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IS MADE OR SHALL BE DEEMED TO HAVE BEEN MADE BY OR ON BEHALF OF THE SELLER, THE COMPANY OR ANY SELLER RELATED PARTY TO THE PURCHASER OR ANY OF ITS REPRESENTATIVES OR AFFILIATES, AND THE PURCHASER ON BEHALF OF ITSELF AND THE PURCHASER RELATED PARTIES HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY, WHETHER BY OR ON BEHALF OF THE SELLERS OR ANY INDIGO RELATED PARTY, AND NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE PURCHASER OR ANY OF ITS REPRESENTATIVES OR AFFILIATES OF ANY DOCUMENTATION OR OTHER INFORMATION BY OR ON BEHALF OF THE SELLERS, THE COMPANY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.
Section 5.14    No Reliance. Except as expressly addressed or included in the representations or warranties made by the Sellers in Article 3 and by the Sellers and the Company Article 4, any certificate delivered pursuant to this Agreement and the Ancillary Agreements, the Purchaser, on its behalf and on behalf of the Purchaser Related Parties, acknowledges and agrees that (a) none of the Sellers, the Company nor any other Person on their behalf, makes or is making, and that neither the Purchaser nor any Purchaser Related Party has relied upon, any express or implied representation or warranty with respect to the Sellers or any Indigo Related Party or any of their respective businesses operations, condition (financial or otherwise), pro forma financial information, cost estimates, forecasts, budgets, financial or other projections or estimates or other forward-looking statements (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such forecasts, budgets, projections or estimates) of the Company, the Sellers, or any Indigo Related Party or any other matter or with respect to any other information, documents or other materials or management presentations provided by the Sellers, the Company or any of their respective Affiliates or Representatives, including in any “data rooms” or management presentations and (b) any such representations or warranties are expressly disclaimed by the Purchaser on its behalf and on behalf of the Purchaser Related Parties, and neither the Purchaser nor any Person on its behalf is entitled to rely on, or has relied on or is relying on, any such representation or warranty, if made. Notwithstanding the foregoing provisions of this Section 5.14, nothing in Section 5.13 or this Section 5.14 shall limit the ability of the Purchaser to bring a claim or cause of action against any Person in the case of fraud by such Person.
ARTICLE 6
COVENANTS OF THE PARTIES
Section 6.01    Conduct of Business.
(a)    Except (1) with the prior written consent of the Purchaser (not to be unreasonably withheld, conditioned or delayed), (2) as expressly contemplated by this Agreement, any Ancillary Agreement (including as approved by the Separation Committee with consent of one of the designees of the Purchaser), or the Debt Commitment Letter, (3) as set forth in Section 6.01(a) of the Company Disclosure Schedule, (4) as required by Applicable Law, (5) as necessary in order to consummate the Reclassification or the Pre-Closing Restructuring or (6) to the extent exclusively relating to any Retained Business or the Excluded Liabilities, from the date hereof until the earlier of the Closing or the valid termination of this Agreement in accordance with its terms, (A) Indigo shall, and shall cause each of its Subsidiaries to use reasonable best efforts to (x) conduct in all material respects the Business in the ordinary course of business consistent with past practice, but giving effect to the Reorganization, and (y) preserve in all material respects goodwill with material suppliers, material customers, Governmental Authorities and other material business relations and (B) solely with respect to the Business, Indigo shall not, and shall cause its Subsidiaries not to (it being understood that no action or failure to act by Indigo or its Subsidiaries with respect to matters specifically addressed by this clause (B) shall be deemed a breach of the foregoing clause (A) unless such action or failure to act would constitute a breach of this clause (B)):
(i)    (x) amend the Company Certificate or the bylaws or other Organizational Documents of the Company, (y) amend in any manner that would reasonably be expected to be adverse to the Purchaser, the certificate or articles of incorporation, bylaws or other Organizational Documents of any other member of the

Company Group, or (z) form any Subsidiary of the Company, or once formed, Parent NewCo, Intermediate NewCo or Acquire NewCo;
(ii)    (x) split, reverse split, combine, subdivide, recapitalize, reclassify or the like of any Equity Interests of any member of the Company Group, (y) establish a record date for, declare, accrue, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof or otherwise) in respect of any Equity Interests of any member of the Company Group, or (z) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Equity Interests of any member of the Company Group, other than (A) the withholding or reacquisition of Shares to satisfy Tax withholding obligations with respect to Company Equity Awards, (B) the acquisition by the Company of Company Securities in connection with the forfeiture of such Company Securities pursuant to the terms of Company Equity Awards or (C) as set forth in Section 6.08 (Settlement of Intercompany Accounts);
(iii)    issue, deliver, encumber, pledge, grant, transfer or sell, or authorize the issuance, delivery, encumbrance, pledge, grant, transfer or sale of, any Equity Interests of any member of the Company Group, other than the issuance of (A) any Shares issued upon the settlement of Company Equity Awards that are outstanding on the date of this Agreement in accordance with the Company Stock Plan and the applicable award agreement as in effect on the date hereof and any Shares issued upon the settlement of Company Equity Awards that are granted after the date hereof (including in connection with as permitted by Section 6.01(a)(xiii) of this Agreement) in accordance with the terms thereof, or (B) any Company Subsidiary Securities to the Company or any other Wholly Owned Subsidiary of the Company;
(iv)    other than by Indigo and its Subsidiaries who are not members of the Company Group and for purposes unrelated to and in a manner that would not reasonably be expected to affect the assets, liabilities or obligations of the Company Group or the Business (other than in only de minimis respects), acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties or businesses for consideration over $5,000,000 individually, or $10,000,000 in the aggregate, unless the acquisition is (A) of supplies or materials in the ordinary course of business, (B) a transaction solely between or among the Company and a Wholly Owned Subsidiary or a Wholly Owned Subsidiary of the Company and another Wholly Owned Subsidiary of the Company, (C) of Intellectual Property Rights pursuant to non-exclusive licenses in the ordinary course of business or (D) a capital expenditure permitted by Section 6.01(a)(x);
(v)    sell, lease, license, sublicense or otherwise transfer, or dispose of, waive or subject to, create, incur, assume, suffer to exist any Lien (other than any Permitted Lien) on any of the Company Group’s or the Business’s rights, assets, securities, properties (but in each case, excluding Intellectual Property Rights), interests or businesses for consideration over $5,000,000 individually, or $10,000,000 in the aggregate, except sales of Company Products in the ordinary course of business consistent with past practice and dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the Business;
(vi)    sell, lease, license, sublicense, enter into any covenant not to sue, or otherwise transfer to any third party, or waive or subject to any Lien in favor of a third party (other than any Permitted Lien), any Intellectual Property Rights material to the Business, except for licenses granted in the ordinary course of business and that are either (x) non-exclusive or (y) exclusive solely with respect to Intellectual Property Rights that (A) are not Registered Company IP and (B) do not constitute and are not necessary for the provision or exploitation of Company Products;
(vii)    abandon, allow to lapse, fail to renew or extend or otherwise dispose of any material Registered Company IP, other than at the end of the statutory term of such Registered Company IP where no further extension or renewal is available pursuant to Applicable Law;
(viii)    other than by Indigo and its Subsidiaries who are not members of the Company Group and for purposes unrelated to and in a manner not adversely affecting (other than in immaterial respects) the assets, liabilities or obligations of the Company Group or the Business, make any loans to any other Person other than (A) advances for reimbursable employee expenses in the ordinary course of business, or (B) transactions among the Company and any of its Wholly Owned Subsidiaries or among Wholly Owned Subsidiaries of the Company and other Wholly Owned Subsidiaries of the Company, or (C) transactions among the Company and any of its Subsidiaries, on the one hand, and Indigo and any of its Subsidiaries (excluding the Company and any of its Subsidiaries), on the other hand, so long as such Intercompany Account is settled in full with no ongoing Liability to or obligation of the Company Group from and after the Closing;
(ix)    (1) cancel or forgive any Indebtedness owed to any member of the Company Group; (2) redeem, prepay or satisfy and discharge any Indebtedness of the Business that has a “make whole” amount, prepayment penalty or similar obligation triggered by such redemption, prepayment, or satisfaction and discharge, other than satisfaction and discharge of any Indebtedness at maturity pursuant to the terms of such Indebtedness; or (3) subject the Business to any Indebtedness that constitutes Indebtedness as defined in clause (i) or (ii) of the definition of “Indebtedness” or guarantees thereof;
(x)    other than by Indigo and its Subsidiaries who are not members of the Company Group and for purposes unrelated to and in a manner not adversely affecting (other than in immaterial respects) the assets, liabilities or obligations of the Company Group or the Business, make or authorize, or make any commitment with respect to, capital expenditures, or incur any Liability that, exceeds $50,000,000 in the aggregate per calendar year or $25,000,000 in the aggregate per calendar quarter;

(xi)    enter into any new line of business that would materially change the Business, taken as a whole, as of the date of this Agreement, or abandon or discontinue any material existing line of business of the Business;
(xii)    terminate, initiate the termination of (other than allowing expiration according to its scheduled term, including by failing to renew), waive, modify, extend the term of, renew or amend in any material respect any Company Material Contract or any material right thereunder, or enter into any Contract that, if entered into prior to the date of this Agreement, would be a Company Material Contract;
(xiii)    except to the extent required by the terms of any Company Benefit Plan (as in effect as of the date of this Agreement and set forth on Section 4.15(a) of the Company Disclosure Schedule) or Labor Agreement, (A), increase the compensation, bonus, incentive compensation, severance, termination pay or other benefits payable to any Business Employee, (B) enter into, establish, adopt, amend or terminate any Company Benefit Plan (or any arrangement that would be a Company Benefit Plan if in effect on the date of this Agreement) other than offer letters with new hires permitted under this Section 6.01(a)(xiii), (C) make any contributions or payments to any trust or other funding vehicle with respect to any Company Benefit Plan, (D) pay, grant or award any Company Equity Awards, any retention bonuses, change of control bonuses or other incentive awards, (E) accelerate the payment or vesting of, or otherwise deviate from the terms provided in the applicable award agreement with respect to the vesting any retention bonuses, change of control bonuses, other incentive awards or Company Equity Award, payment or settlement of any Company Equity Award, (F) hire or engage any employee with an annual base salary of over $400,000 or a position of Vice President or above and who is intended to be a Business Employee, or (G) terminate (other than for cause) the employment or services of the CEO or a member of the Company Group’s executive leadership team who will directly report to the CEO and is a Business Employee;
(xiv)    commence, settle, release, waive or compromise, or offer or propose to settle, release, waive or compromise, any litigation or arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries or otherwise related to the Business or the Purchased Shares, except for any such settlement, release, waiver or compromise requiring payment of not more than the amount set forth on Section 6.01(a)(xiv) of the Company Disclosure Schedule individually and that does not (A) impose any restrictions on the Business (other than those restrictions as set forth on Section 6.01(a)(xiv) of the Company Disclosure Schedule and restrictions that only have a de minimis effect on the operation of the Business) or (B) require the grant of injunctive or other material non-monetary relief (other than as contemplated in the preceding clause (A));
(xv)    adopt a plan or agreement of, or effect any, complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(xvi)    except as required by any existing Labor Agreement as in effect on the date hereof, enter into, materially amend, terminate or materially modify any Labor Agreement or recognize or certify any Union as the bargaining representative for any Business Employee;
(xvii)    solely with respect to the Company Group and only if such action would reasonably be expected to adversely affect the Company Group following the Closing, (A) make or change any material Tax election (including any election under Treasury Regulations Section 301.7701-3), (B) adopt or change any material Tax accounting method, (C) enter into any closing agreement with respect to a material amount of Taxes, (D) settle any Tax Contest with respect to a material amount of Taxes, (E) extend or waive any statute of limitations with respect to a material Tax claim or assessment, (F) enter into any Tax Sharing Agreement, or (G) surrender any right to claim a material Tax refund;
(xviii)    implement or effectuate any “mass layoff” or “plant closing,” each as defined by an applicable WARN Act;
(xix)    change in any material respect the methods, principles or practices of accounting of any member of the Company Group, except as required by Applicable Law, any Governmental Authority or changes in GAAP;
(xx)    cancel, surrender, allow to expire or fail to renew any material Permit held by the Company or any of its Subsidiaries;
(xxi)    make any material change in any method of cash management, financial accounting or financial accounting practice of the Business, or the management of working capital, including the payment of accounts payable or accrued expenses or the collection of accounts receivable or other receivables, except, in each case, for any such change required by reason of a change in GAAP;
(xxii)    other than with respect to Contracts between any member of the Company Group and any member of the Indigo Group (other than any Amendments to Continuing Intercompany Agreements or Continuing Intercompany Agreements) waive any material right of any member of the Company Group with respect to, or release any Business Employee from such Business Employee’s obligation to comply with, a material restrictive covenant;
(xxiii)    amend, modify, terminate, cancel or let lapse any material Insurance Policy of the Company Group without an equivalent replacement;
(xxiv)    materially increase the amount of inventory on hand at resellers or distributors above eight (8) to twelve (12) weeks’ worth in the aggregate;
(xxv)    terminate, waive, modify or amend any Ancillary Agreement entered into prior to the Closing; or

(xxvi)    agree, resolve or commit to do any of the foregoing.
(b)    Nothing contained herein shall give to the Purchaser, directly or indirectly, the right to control or direct the operations of the Business or any member of the Company Group prior to the Effective Time in violation of Applicable Law, and nothing contained in this Agreement is intended to give any Party, directly or indirectly, the right to control or direct the Purchaser’s operations in violation of Applicable Law. Prior to the Effective Time, each of the Purchaser and Indigo shall exercise, consistent with and subject to the terms and conditions hereof, complete control and supervision of its and its respective Subsidiaries’ respective operations.
Section 6.02    Access to Information.
(a)    From the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, and subject to Applicable Law, Data Privacy Requirements, the terms of the Confidentiality Agreement, upon reasonable advance notice, Indigo shall, at the Purchaser’s sole cost and expense (with respect to Indigo’s reasonable, documented, out-of-pocket costs and expenses incurred in connection herewith): (a) give the Purchaser, its counsel, financial advisors, auditors and other authorized Representatives reasonable access during normal business hours of the Company to the offices, properties, personnel, books and records of the Company and its Subsidiaries and the other members of the Indigo Group (solely to the extent related to the Business); (b) furnish to the Purchaser, its counsel, financial advisors, auditors and other authorized Representatives such financial and operating data and plans, personnel records, human resources data and other information of the Business as the Purchaser or its Representatives may reasonably request; and (c) cause the employees, and direct counsel, financial advisors, auditors and other authorized Representatives of the Company and its Subsidiaries and the other members of the Indigo Group (solely to the extent related to the Business) to reasonably cooperate with the Purchaser in its investigation of the Company and its Subsidiaries and the Business. Any investigation pursuant to this Section 6.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business, shall be subject to the Company’s or Indigo’s, as applicable, reasonable security measures and insurance requirements and shall not include the right to perform any “invasive” testing or inspection. No investigation pursuant to this Section 6.02 shall cure any breach of, or non-compliance with, any other provision of this Agreement or limit the remedies available to any party. Notwithstanding the foregoing provisions of this Section 6.02, nothing in this Section 6.02 shall require Indigo to grant access to, or to disclose or make available, any documents or information to the Purchaser or any other Person (1) to the extent such access or disclosure would (x) waive any attorney-client privilege, work-product doctrine or other applicable legal privilege, (y) contravene or result in a violation, default or breach of any Applicable Law or (z) such access or disclosure would result in the disclosure of any trade secret to a third party (other than pursuant to binding confidentiality agreements with reasonable protections with respect to such trade secrets) or (2) if Indigo or any of its Affiliates, on the one hand, and the Purchaser or any of its Affiliates, on the other hand, are adverse parties in an action, litigation, proceeding or suit and such information is reasonably pertinent thereto (collectively, the “Access Restrictions”); provided, however, that with respect to the foregoing clause (1), Indigo shall use commercially reasonable efforts to make reasonable substitute access and disclosure arrangements that do not result in such waiver, contravention, violation, default or breach. Information disclosed pursuant to this Section 6.02 may be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for the Purchaser to the extent Indigo determines doing so may be reasonably required for the purpose of complying with Applicable Law. As promptly as reasonably practicable following the Closing, Indigo shall deliver to the Purchaser an electronic copy of the Data Room as of 12:01 A.M., Pacific Time on the Closing Date. With respect to the information disclosed pursuant to this Section 6.02, the Purchaser shall comply with, and shall instruct the Purchaser’s Representatives and Affiliates to comply with, all of its obligations under the Confidentiality Agreement.
(b)    Subject to the Access Restrictions, for a period of seven (7) years after the Closing Date (or until such earlier date that the applicable information would be destroyed in accordance with the record-keeping practices of the Company or the Company Group in effect on the date hereof), at Indigo’s sole cost and expense (with respect to the Company Group’s reasonable, documented, out-of-pocket costs and expenses incurred in connection herewith), the Company shall, and shall cause its Subsidiaries to, provide or make available, or cause to be provided or made available to, Indigo, its Affiliates and their respective Representatives, during normal business hours, upon reasonable advanced notice, reasonable access and duplicating rights (including, at the request of Indigo, in electronic form or by electronic means, such as email, virtual meeting or by upload to a virtual data room, and with copying costs of any hard copy to be borne by Indigo) to (i) any information or documents in the possession or control of the Company Group to the extent related to the Retained Business or an Excluded Liability for the period prior to the Closing and not otherwise in the possession of Indigo, its Affiliates and their respective Representatives, and (ii) solely for the purposes described in the penultimate sentence of this Section 6.02(b) (or for such other reasonable purposes as may be agreed after the Closing by Indigo and the Company), any information or documents to the extent related to the Business for the period prior to the Closing. Without limiting the generality of the foregoing, information may be reasonably requested under this Section 6.02(b) to the extent (A) necessary in connection with Indigo’s or its Affiliates’ (i) preparation or filing of any Tax Returns, (ii) preparation of financial statements or (iii) statutory audit disclosure and SEC reporting obligations, (B) necessary in connection with any action, litigation, proceeding or suit to which neither the Company nor any of its Affiliates is party or (C) primarily related to the Retained Business. The Company agrees to hold all the books and records of the Business existing on the Closing Date and within the possession or control of the Company or its Affiliates and not to destroy or dispose of any thereof for a period of seven (7) years from the Closing Date (or until such earlier date that the applicable information would be destroyed in accordance with the record-keeping practices of Indigo or the Indigo Group in effect on the date hereof), or such longer time as may be required by Applicable Law.
(c)    Subject to the Access Restrictions, for a period of seven (7) years after the Closing Date (or until such earlier date that the applicable information would be destroyed in accordance with the record-keeping practices of Indigo or the Indigo Group in effect on the date hereof), at the Company’s sole cost and expense (with respect to the Indigo Group’s reasonable, documented, out-of-pocket costs and expenses incurred in connection herewith), Indigo shall, and shall cause its Subsidiaries to, provide or make available, or cause to be provided or made available to, the Company, its Affiliates and their respective Representatives, during normal business hours, upon reasonable advanced notice, reasonable access and duplicating rights (including, at the request of Purchaser, in electronic form or by electronic means, such as email, virtual meeting or by upload to a virtual data room, and with copying costs of any hard copy to be borne by the Company) to (i) any information or documents in the possession or control of Indigo or its Subsidiaries to the extent related to the Business for the period prior to the Closing and not otherwise in the possession of the Company, its Affiliates (including, after Closing, the Company Group) and their respective Representatives, and (ii) solely for the purposes described in the penultimate sentence of this Section 6.02(c) (or for such other reasonable purposes as may be agreed after the Closing by Indigo and the Company), any information or documents to the extent related to the Business for the period prior to the Closing. Without limiting the generality of the foregoing, information may be reasonably requested under this Section 6.02(c) to the extent (A) necessary in connection with the Company’s or its Affiliates’ (i) preparation or filing of any Tax Returns, (ii) preparation of financial statements or (iii) statutory audit disclosure and SEC reporting obligations, (B) necessary in connection with any action, litigation, proceeding or suit to which neither Indigo nor any of its Affiliates is party or (C) primarily related to the Business. Indigo agrees to hold all the books and records of the Business existing on the Closing Date and within the possession or control of Indigo and its Subsidiaries and not to destroy or dispose of any thereof for a period of seven (7) years from the Closing Date (or until such earlier date that the applicable information would be destroyed in accordance with the record-keeping practices of Indigo or the Indigo Group in effect on the date hereof), or such longer time as may be required by Applicable Law.
Section 6.03    Director and Officer Liability.
(a)    For six (6) years after the Effective Time, the Company and its Subsidiaries shall indemnify and hold harmless the present (as of the Closing) and former officers and directors of the Company or any of its Subsidiaries (each, an “D&O Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time in their capacity as an officer or director of the Company or its Subsidiaries (including acts or omissions in connection with this Agreement and the consummation of the transactions contemplated hereby) to the same extent as such D&O Indemnified Persons are entitled to indemnification as of the Effective Time in such capacities as provided (i) under the Company Certificate or bylaws of the Company or the articles of incorporation and bylaws or similar Organizational Documents of Indigo or any of Indigo’s or the Company’s Subsidiaries, in each case, as Made Available to the Purchaser or its Representatives and in effect as of the Effective Time, or (ii) in any indemnification agreement (including a form of indemnification agreement) between the Company, Indigo or a Subsidiary of the Company or Indigo, on the one hand, and such D&O Indemnified Person, on the other hand, in effect as of the Effective Time and set forth on Section 6.03(a) of the Company Disclosure Schedule; provided that such indemnification shall be subject to any limitation imposed from time-to-time under Applicable Law. The Company and its Subsidiaries, as applicable, shall advance the reasonable and documented out-of-pocket fees and expenses of any such D&O Indemnified Person (including the reasonable fees and expenses of counsel) in advance of the final disposition of any action, suit, proceeding or investigation that is the subject of the right to indemnification pursuant to this Section 6.03 to the same extent as such D&O Indemnified Persons are entitled to advancement of expenses as of the Effective Time as provided (A) under the Company Certificate or bylaws of the Company or the articles of incorporation and bylaws or similar Organizational Documents of Indigo or any of Indigo’s or the Company’s Subsidiaries, in each case, as Made Available to the Purchaser or its Representatives and in effect as of the Effective Time, or (B) in any indemnification agreement between the Company, Indigo or a Subsidiary of the Company or Indigo, on the one hand, and such D&O Indemnified Person, on the other hand, in effect as of the Effective Time and set forth on Section 6.03(a) of the Company Disclosure Schedule; provided that such advancement shall be subject to such D&O Indemnified Person providing an appropriate undertaking to reimburse the Company for all amounts so advanced if a court of competent jurisdiction determines, by a final, nonappealable order, that such Person is not entitled to indemnification.
(b)    The rights of each D&O Indemnified Person under this Section 6.03 shall survive consummation of the transactions contemplated hereby and from and after the Effective Time are intended to benefit, and shall be enforceable by, each D&O Indemnified Person. The obligations of the Company and its Subsidiaries under this Section 6.03 shall not be terminated or modified from and after the Effective Time in such manner as to adversely affect the rights of any D&O Indemnified Person without the prior written consent of such D&O Indemnified Person. If the Company, any of its Subsidiaries or any of their successors or assigns shall (i) consolidate with or merge into any other Person and not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfer all or substantially all of its properties and assets to any Person, then proper provisions shall be made so that the successors and assigns of the Company and its Subsidiaries or any of their successors or assigns shall assume all of the obligations of the Company and its Subsidiaries, as applicable, set forth in this Section 6.03.
Section 6.04    Insurance.
(a)    Except as set forth in this Section 6.04, from and after the Closing, (i) the Company, its Subsidiaries and the Business shall cease to be insured by the current and historical insurance policies maintained by Indigo or any of its Affiliates, including, for the avoidance of doubt, any self-insurance or fronted insurance (such policies, collectively, the “Seller Policies”); (ii)  the Company, its Subsidiaries and the Business shall have no access, right, title or interest to or in any Seller Policies (including the right to make claims or receive proceeds thereunder) to cover the Company, its Subsidiaries, the Business, any assets of the Company or its Subsidiaries, any Company Liability or any Liability arising from the operation of the Business at any time, whether before, at or after the Closing; and (iii) the Company shall be responsible for securing all insurance it considers appropriate for itself, its Subsidiaries and the operation of the Business. Except as set forth in this Section 6.04, the Company covenants and agrees not to seek to assert or to exercise any other rights or claims of the Company, any of its Subsidiaries or the Business under or in respect of any Seller Policies.

(b)    From and after the Closing, Indigo and its Affiliates shall use commercially reasonable efforts to cooperate with the Company and its Subsidiaries, at the Company’s written request, to allow the Company and its Subsidiaries to pursue insurance claims and proceeds under any occurrence-based Seller Policies (other than any self-insurance or fronted insurance), subject to the terms and conditions of such Seller Policies, for claims arising out of any actual or alleged occurrences, incidents or events relating to the Company, any of its Subsidiaries or the Business that took place prior to the Closing, including noticing insurance claims to the applicable insurer(s) and promptly remitting insurance proceeds to the Company or its Subsidiaries, as applicable; provided that the Company and its Subsidiaries shall exclusively bear all costs and expenses relating to such insurance claims, including any deductibles, retentions, or claims handling fees.
(c)    From and after the date of this Agreement until the Closing, Indigo and its Affiliates shall use commercially reasonable efforts, at the Purchaser’s written request, to cooperate with the Purchaser to obtain, at Indigo’s expense, directors and officers liability, cyber, errors & omissions, and fiduciary liability “tail” insurance or prior acts coverage insuring the Company and its Subsidiaries with respect to claims made after the Closing arising from actual or alleged acts, omissions or other matters relating to the Company, any of its Subsidiaries or the Business that took place prior to the Closing; provided that Indigo shall not be required to pay an aggregate amount in excess of $5,000,000 for such “tail” insurance or prior acts coverage; and provided further that the Company shall be solely responsible for any amounts due or payable for such “tail” insurance or prior acts coverage in excess of such $5,000,000 amount. For the avoidance of doubt, the $5,000,000 cost to be paid by Indigo pursuant to this Section 6.04(c) is not a Separation Cost, but is simply an expense borne by Indigo. To the extent that such “tail” insurance or prior acts coverage is not obtained for any such coverage line, then for a period of six (6) years from and after the Closing, Indigo and its Affiliates shall use commercially reasonable efforts to cooperate with the Company and its Subsidiaries, at the Company’s written request, to allow the Company and its Subsidiaries to pursue insurance claims and proceeds under such cyber and fiduciary liability Seller Policies (other than any self-insurance or fronted insurance), as applicable, subject to the terms and conditions of such Seller Policies, for any claims made after the Closing arising from actual or alleged acts, omissions or other matters relating to the Company, any of its Subsidiaries or the Business that took place prior to the Closing, including noticing insurance claims to the applicable insurer(s) and promptly remitting insurance proceeds to the Company or its Subsidiaries, as applicable; provided that the Company and its Subsidiaries shall exclusively bear all costs and expenses relating to such insurance claims, including any deductibles, retentions or claims handling fees.
(d)    Notwithstanding anything contained herein, (i) neither the Seller nor any of its Affiliates shall be liable to the Purchaser, the Company or its Subsidiaries for any claims, or portions thereof, not covered by an insurer under any Seller Policy for any reason; and (ii) the Sellers and their Affiliates shall retain the exclusive right to control the Seller Policies, including the right to exhaust, erode, settle, release, commute, buy-back or otherwise resolve disputes with respect to the Seller Policies, notwithstanding the rights of the Company and its Subsidiaries in this Section 6.04; provided, however, that neither Seller nor any of its Affiliates shall knowingly and deliberately take any action outside the ordinary course of business to subvert the Purchaser or the Company Group’s rights with respect to any insurance claims under the Seller Policies.
Section 6.05    Consents and Approvals.
(a)    Subject to the terms and conditions of this Agreement, each of the Parties shall, and shall cause each of their respective Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under Antitrust Laws, Foreign Direct Investment Laws or other Applicable Law to consummate and make effective the transactions contemplated hereby as soon as reasonably practicable, including using reasonable best efforts to (i) obtain the Required Regulatory Approvals and make all necessary registrations and filings and take all steps as may be reasonably necessary to obtain the Required Regulatory Approvals from, or to avoid an action or proceeding by, any Governmental Authority in connection with any Antitrust Law or Foreign Direct Investment Law; (ii) obtain all other approvals, consents, ratifications, permissions, waivers or authorizations from Governmental Authorities or other third parties necessary, proper or advisable in connection with the transactions contemplated hereby or the avoidance or removal of any Closing Legal Impediment; and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby. In any event, the Parties shall, (1) to the extent required by the HSR Act and, if so required, as soon as reasonably practicable following the date of this Agreement, file or cause to be filed, with the U.S. Federal Trade Commission (the “FTC”) or U.S. Department of Justice (the “DOJ”) the notification and report form required for the transactions contemplated by this Agreement and any supplemental information requested in connection therewith pursuant to the HSR Act (and any such notification and report form and supplemental information shall be in substantial compliance with the requirements of the HSR Act), and (2) as soon as reasonably practicable following the date of this Agreement, make any filing, notification or provision of information or other documents (or, if appropriate, drafts of documents) as required to be made under applicable Antitrust Laws or Foreign Direct Investment Laws, except as mutually agreed in writing by Indigo and Purchaser. The Purchaser shall pay all filing fees under the HSR Act and other Antitrust Laws and Foreign Direct Investment Laws, but each Party shall bear its own costs for the preparation of any such filings.
(b)    The Parties agree to use their reasonable best efforts to promptly take, and shall cause each of their respective Affiliates to use their reasonable best efforts take, all actions and steps (i) requested or required by any Governmental Authority as a condition to granting any Required Regulatory Approval or (ii) requested or required by any Governmental Authority, or as otherwise reasonably determined by the Purchaser to be necessary, for the avoidance or the removal of any Closing Legal Impediment arising under Antitrust Laws or Foreign Direct Investment Laws, except as mutually agreed in writing by Indigo and the Purchaser, including causing the prompt expiration or termination of any applicable waiting period and to resolve objections, if any, of the FTC or the DOJ, or other Governmental Authorities of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods arising under Antitrust Laws or Foreign Direct

Investment Laws are required with respect to the transactions contemplated hereby, in each case, so as to obtain such Required Regulatory Approvals or the avoidance or the removal of any such Closing Legal Impediment, and to avoid the entry of, or to effect the dissolution of, any order in any government action or legal proceeding to the extent arising under Antitrust Laws or Foreign Direct Investment Laws which would otherwise have the effect of preventing the Closing or delaying the Closing beyond the End Date, including defending through litigation, contending or appealing, any claim arising under Antitrust Laws or Foreign Direct Investment Laws asserted in any court with respect to the transactions contemplated by this Agreement by any Person (including the FTC, the DOJ, or any other Governmental Authority). In furtherance of and in addition to the foregoing, the Purchaser shall take (and shall, on behalf of each member of the Company Group, have the authority to take) any and all actions requested or required by any Governmental Authority (or otherwise reasonably determined by the Purchaser to be necessary) with respect to the Company Group to obtain any Required Regulatory Approval or avoid or remove any Closing Legal Impediment to the extent arising under Antitrust Laws or Foreign Direct Investment Laws, including (1) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, lease, license, transfer, suspension or cessation of operations, exclusion from the transactions contemplated by this Agreement, or any other disposition of any operations, divisions, businesses, product lines or assets of any member of the Company Group, (2) terminating, modifying or assigning existing relationships, contracts or obligations of any member of the Company Group, (3) agreeing to other structural, behavioral or conduct relief, or changing or modifying any course of conduct regarding future operations of the Company Group or the assets, properties or businesses of any member of the Company Group, and (4) otherwise taking or committing to take any other action that would limit any member of the Company Group’s freedom of action with respect to, or their ability to retain or operate, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, as may be required in order to enable the consummation of the transactions contemplated hereby to occur as soon as reasonably practicable (and in any event no later than the End Date) (the actions referred to in clauses (1), (2), (3) and (4), “Remedy Actions”); provided that in no event shall the Purchaser, the Company or their respective Subsidiaries be required to propose, negotiate, commit to or effect any Remedy Action requested or required by any Governmental Authority unless such Remedy Action is conditioned upon the consummation of the transactions contemplated hereby; and provided, further, that nothing herein or in any other provision of this Agreement shall require or obligate Indigo, the Purchaser, the Equity Investor, their respective Affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, any of the foregoing or any portfolio company (as such term is commonly understood in the private equity industry) of any of the foregoing (in each case, other than the Company and its Subsidiaries) to commit to or effect any of the actions contemplated by this Section 6.05(b) with respect to any of such Person’s investments, businesses, products, rights, services, licenses, entities or assets, or any interests therein.
(c)    Without limiting the generality of anything contained in this Section 6.05(c), from the date of hereof until the Closing or the termination or this Agreement in accordance with its terms, each of Indigo and the Purchaser shall use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other Party prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a Governmental Authority or brought by a third party before any Governmental Authority, in each case, with respect to the transactions contemplated hereby, (iii) keep the other Party promptly informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iv) promptly inform the other Party of any substantive communication to or from the FTC, DOJ or any other Governmental Authority in connection with any such request, inquiry, investigation, action or legal proceeding, (v) promptly furnish to the other Party, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any Governmental Authority in connection with any such request, inquiry, investigation, action or legal proceeding, (vi) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants retained by such counsel, consult in advance and cooperate with the other Party and consider in good faith the views of the other Party in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and (vii) except as may be prohibited by any Governmental Authority or by Applicable Law, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the transactions contemplated hereby, each of Indigo and the Purchaser shall provide advance notice of and permit authorized Representatives of the other Party to be present at each material meeting or conference, including any virtual or telephonic meetings, relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Authority in connection with such request, inquiry, investigation, action or legal proceeding; provided, however, that materials required to be provided pursuant to this Section 6.05(c) may be redacted (A) to remove references concerning the valuation of the Purchaser, the Company, or any of their respective Subsidiaries or assets, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege concerns. Each of Indigo and the Purchaser shall supply as promptly as practicable such information, documentation, other material or testimony that may be reasonably requested by any Governmental Authority, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials received by any Party or any of their respective Subsidiaries from any Governmental Authority in connection with such applications or filings for the transactions contemplated hereby.
(d)    Indigo and the Purchaser shall jointly develop, and each of them shall consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the timing, form and content of any filing, analyses, appearances, communications, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by any of them in connection with efforts to obtain the Required Regulatory Approvals or the avoidance or removal of a Closing Legal Impediment. Notwithstanding anything in this Section 6.05 to the contrary, the Purchaser shall, after consulting with Indigo and considering Indigo’s views in good faith, (i) direct and control all aspects of the Parties’ efforts to gain regulatory clearance, approval or non-objection before any Governmental Authority with respect to the transactions contemplated hereby, including any agreements, understandings or commitments entered into with or made to any Governmental Authority (including timing agreements and agreements and commitments with respect to any Remedy Actions and the timing thereof), and (ii) control the overall development of the positions to be taken with respect to regulatory actions (including any Remedy Actions), as well as the regulatory actions (including any Remedy Actions) to be requested in any filing or submission with a Governmental Authority, in each case, in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, a Governmental Authority with respect to any such regulatory actions.
(e)    Without limiting the foregoing, the Parties shall cooperate with one another regarding any action in respect of or filing with, any Governmental Authority (including any Required Regulatory Approvals), or any actions, consents, approvals or waivers that are required to be obtained from parties to any Contracts, in connection with the consummation of the transactions contemplated hereby and in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.
(f)    In addition to and without limiting the foregoing, upon the terms and subject to the conditions set forth in this Agreement, the Purchaser, on the one hand, and the Sellers and the Company, on the other hand, shall use their respective reasonable best efforts to (i) take (or cause to be taken) all actions, (ii) do (or cause to be done) all things, and (iii) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are reasonably necessary, proper or advisable pursuant to Applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the consummation of the transactions contemplated hereby, and pursuant to any Ancillary Agreement. In furtherance of the foregoing, each of the Sellers and the Company shall use reasonable best efforts to cause the conditions set forth in Section 9.01 and Section 9.02 to be satisfied on a timely basis, and the Purchaser shall use reasonable best efforts to cause the conditions set forth in Section 9.01 and Section 9.03 to be satisfied on a timely basis.
(g)    Notwithstanding anything in this Agreement to the contrary, in no event shall the Purchaser be obligated to pay the Purchaser Termination Fee pursuant to Section 10.03(a) following a termination of this Agreement pursuant to Section 10.01(d)(i):
(i)    unless (A) the Purchaser fails to take or propose a Remedy Action that the Parties are obligated to effect pursuant to the terms and conditions of Section 6.05(b) of this Agreement as a condition to such Governmental Authority granting a Required Regulatory Approval or as a condition to the removal of a Closing Legal Impediment under any Antitrust Law or Foreign Direct Investment Law, (B) in the event of a termination of this Agreement by Indigo pursuant to Section 10.01(d)(i), at least thirty (30) days prior to such termination Indigo provides written notice to the Purchaser (x) requesting that the Purchaser take or propose (or, if applicable, consent to Indigo and its Affiliates taking or proposing) such Remedy Action and (y) notifying the Purchaser that absent the taking or proposing of such Remedy Action (or, if applicable, consent to Indigo and its Affiliates taking such Remedy Action), Indigo intends to terminate this Agreement and seek payment of the Purchaser Termination Fee, and (C) the Purchaser does not take or propose (or, if applicable, consent to Indigo and its Affiliates taking or proposing) such Remedy Action (a material breach of Section 6.05(b) that satisfies the foregoing clauses (A) – (C), a “Fee-Triggering Breach”); or
(ii)    as a result of the Purchaser’s failure to take an Excluded Action.
Section 6.06    Public Announcements. The Purchaser and Indigo: (i) have agreed to the text of the joint press release announcing the execution of this Agreement; and (ii) shall consult with each other before issuing, and give each the opportunity to review and comment upon, any press releases, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts, in each case, with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any public statement without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Agreement: (a) each of the Purchaser and Indigo may, without such consultation or consent, issue a press release and make any public statement (including in response to questions from the press, analysts, investors or those attending industry conferences), so long as such press release or statements include only such information contained in, and consistent with, previous press releases, public disclosures or public statements made jointly by the Purchaser and Indigo (or individually, if approved by the other Party); (b) subject to any other applicable terms of this Agreement, each of the Purchaser and Indigo may, without the other Party’s prior written consent (but with prior notice and, to the extent reasonably practicable, prior consultation), make any disclosures in any documents to be filed with or furnished to the SEC as may be required by applicable federal securities laws or any listing agreement with or rule of any national securities exchange or association or any other Applicable Law; (c) for the avoidance of doubt, each of the Purchaser and Indigo may, without such consultation or consent, make internal communications to employees of the Purchaser or Indigo and their respective Subsidiaries, as applicable, that in the good faith assessment of the Purchaser or Indigo, as applicable, would not need to be publicly filed pursuant to Applicable Law; and (d) the Purchaser, the Equity Investor and their respective Affiliates may without such consultation or consent provide information about the subject matter of this Agreement (x) to its and their respective direct or indirect, current or prospective partners, members or investors who are bound by customary confidentiality obligations consistent with the confidentiality obligations set forth in this Agreement and in the Confidentiality Agreement with respect to the receipt of such information and (y) to any financing source or rating agency that is bound by customary confidentiality obligations consistent with the confidentiality obligations set forth in this Agreement and in the Confidentiality Agreement (or in the case of the Debt Financing, pursuant to the customary syndication practices of the Debt Financing Sources) with respect to the receipt of such information, solely in connection with the provision of financing to the Purchaser or its Affiliates or affiliated investment funds.
Section 6.07    R&W Insurance Policy. The Purchaser may obtain the R&W Insurance Policy in its sole discretion. The Purchaser acknowledges and agrees that, except in the case of Fraud and as otherwise provided in Article 11, from and after the Closing, the R&W Insurance Policy (whether or not it is ultimately bound, and whether or not it is sufficient to cover any losses of the Purchaser or any of its Affiliates) shall be the sole and exclusive remedy of the Purchaser and its Affiliates and its and their respective Representatives, successors and assigns of whatever kind and nature, at law, in equity or otherwise, known or unknown, which such Persons have now or may have in the future, resulting from, arising out of, or related to any inaccuracy or breach of any representation or warranty contained in this Agreement as against the Seller Parties, and none of such Persons nor any other Person (including any insurer(s) of the R&W Insurance Policy) shall have any recourse against the Seller Parties with respect thereto except as stated above. The Purchaser shall not consent to, amend, waive or otherwise modify the R&W Waiver in the R&W Insurance Policy in any manner that would allow the insurer(s) thereunder or any other Person to exercise any subrogation, contribution or any other rights against any of the Seller Parties based upon, arising out of, relating to or resulting from this Agreement or the transactions contemplated hereby, or the negotiation, execution or performance of this Agreement, other than in the case of Fraud by any such Seller Party, and then only to the extent of such Fraud by such Seller Party. Indigo shall provide reasonable cooperation to the Purchaser (as reasonably requested by the Purchaser in writing) with respect to procuring the R&W Insurance Policy. All costs for the R&W Insurance Policy, including all premiums, retention amounts, Taxes, expenses and costs of any nature whatsoever shall be borne fifty percent (50%) by the Purchaser as one of its Expenses and fifty percent (50%) by the Sellers as Transaction Expenses.
Section 6.08    Settlement of Intercompany Accounts. At or prior to the Closing, (a) all intercompany accounts between Indigo or any of its Subsidiaries (other than the Company Group), on the one hand, and a member of the Company Group, on the other hand (each, an “Intercompany Account”), except for those Intercompany Accounts listed on Section 6.08 of the Company Disclosure Schedule, shall be settled in full or otherwise eliminated without any member of the Company Group (or any Purchaser Related Party) having any continuing Liabilities thereunder (including with respect to Taxes) and (b) any and all cash or Cash Equivalents of the Company Group may be extracted from the Company Group by Indigo in such a manner as Indigo shall determine in its sole discretion, so long as Indigo and its Subsidiaries use reasonable best efforts to ensure that Estimated Closing Cash and Final Closing Cash are equal to or greater than the Minimum Cash Amount. Any such Intercompany Accounts that are settled in accordance with the foregoing (and without any Liability to or payment by any member of the Company Group (or any Purchaser Related Party)) after the Effective Time but in connection with the Closing shall be deemed for purposes of this Agreement to have been settled as of immediately prior to the Effective Time.
Section 6.09    Termination of Related Party Transactions. At or prior to the Closing, the Company shall, and the Sellers shall cause each member of the Company Group to, cause all

Related Party Transactions, other than those set forth in Section 6.09 of the Company Disclosure Schedule, to be fully paid, discharged and terminated at the Closing without payment or further Liability to the Purchaser, or any member of the Company Group, or any of their respective Affiliates.
Section 6.10    Mail and Other Communications. After the Closing, the Indigo Group, on the one hand, and the Company Group, on the other hand, may receive mail, facsimiles, packages and other communications properly belonging to the other party. Accordingly, at all times after the Closing Date, each of Indigo and the Company authorizes the other party and its Subsidiaries to receive and, to the extent reasonably necessary to identify the proper recipient in accordance with this Section 6.10, open all mail, packages and other communications received by it or one of its Subsidiaries and not unambiguously intended for the other party or any of its Subsidiaries (or any of its or its Subsidiaries’ officers or directors), and to retain the same to the extent that they relate to the Business (if the receiving party is a member of the Company Group) or the Retained Business (if the receiving party is a member of the Indigo Group) or, to the extent that they do not relate to the Business (if the receiving party is a member of the Company Group) or the Retained Business (if the receiving party is a member of the Indigo Group), the receiving party shall notify the other party and upon that party’s instruction, destroy or cause to be delivered, such mail, facsimiles, packages or other communications (or, in case the same relate to both the Business and the Retained Business, copies thereof) to the other party in accordance with Section 12.01. The provisions of this Section 6.10 are not intended to, and shall not, be deemed to constitute (a) an authorization by either Indigo or the Company to permit the other party to accept service of process on its (or its Subsidiaries’) behalf and neither party is or shall be deemed to be the agent of the other party for service of process purposes or (b) a waiver of any privilege (including any attorney-client or work-product privilege) with respect to privileged information contained in such mail, facsimiles, packages or other communications.
Section 6.11    Use of Indigo Marks.
(a)    Except as expressly provided in this Section 6.11 or the IP Matters Agreement, (i) neither the Company nor any of its Subsidiaries shall use, or have or acquire the right to use or have any other rights in, any Trademarks of the Indigo Group (the “Indigo Marks”), and (ii) the Company shall not, and shall cause its Subsidiaries not to, adopt, use, apply to register or register, or authorize, incentivize or encourage others to adopt, use, apply to register or register, any Indigo Mark.
(b)    No later than sixty (60) days following the Closing Date, the Company shall, and shall cause its Subsidiaries to, change its and their respective name(s) and cause its and their respective certificate(s) of incorporation (or equivalent Organizational Documents), as applicable, to be amended to remove any reference to the Indigo Marks.
(c)    Effective as of the Closing Date, Indigo hereby grants to Company, and Company hereby accepts, a world-wide, non-transferable, royalty-free, revocable license to make use of and display the Indigo Marks for twelve (12) months following the Closing Date (the “Trademark Transition Period”), in the same manner as used, and subject to the same standards of quality in effect, immediately prior to the Closing Date. Notwithstanding the foregoing, following the Closing, the Company shall, and shall cause each of its Subsidiaries to, as soon as practicable, but in no event later than the Trademark Transition Period, cease to make any use of or permit any third party to make any use of the Indigo Marks. In furtherance thereof, as soon as practicable but in no event later than the end of the Trademark Transition Period, unless otherwise permitted pursuant to the terms of the Transition Services Agreement, the Company shall, and shall cause its Subsidiaries to, remove, strike over, or otherwise obliterate all Indigo Marks from all public-facing assets and other materials owned by the applicable member of the Company Group, including any business cards, schedules, stationary, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, computer software and other materials and systems. If the Company or its Subsidiaries fails to comply in all material respects with the foregoing terms and conditions and the Company or its Subsidiaries fails to cure such non-compliance within thirty (30) days of receipt of notice of such non-compliance from Indigo, either party may notify the senior management of the parties in writing of the dispute including a detailed description and relevant supporting documents. If the parties’ senior management is unable to resolve the dispute in thirty (30) days from such notice, either party may send a notice of a demand for mediation. If the parties are unable to solve the dispute with a mediator within sixty (60) days of such demand notice, Indigo shall have the right to terminate the rights granted under this Section 6.11 upon written notice to the Company. Notwithstanding the foregoing, the Company shall not be in material breach of this Section 6.11 due to selling off existing inventory of Company Products bearing Indigo Marks in existence as of Closing.
(d)    Notwithstanding anything to the contrary in this Section 6.11, (i) the Company Group shall have no obligation to replace executed Contracts, (ii) the Company Group may use the Indigo Marks even after the Trademark Transition Period, and shall not be considered in breach of this Section 6.11, in connection with the appearance of any Indigo Marks (1) on tools, equipment, dies, engineering/manufacturing drawings, technical information, software files, manuals, work sheets, operating procedures, and other written or electronic data, materials, or assets, in each case, that are used solely for internal purposes in connection with the Business or (2) on Company Products or packaging existing as of the end of the Trademark Transition Period (provided that such Company Products and packaging are sold or otherwise disposed of within one hundred eighty (180) days of the end of the Trademark Transition Period), (3) in a non-trademark manner for purposes of communicating to customers, suppliers, and the general public that the Company Group is no longer affiliated with Indigo, and (iii) nothing in this Section 6.11 shall restrict the appearance of the Indigo Marks in or on any third party’s publications, marketing materials, brochures, instruction sheets, equipment or products that were distributed prior to the end of the Trademark Transition Period. No member of the Company Group shall have any obligation to remove, strike over, or otherwise obliterate any Indigo Mark included on personal property (including equipment and hardware) possessed and held by a third-party.
(e)    Following the Closing, the Company shall not, and shall cause its Subsidiaries not to, use the Indigo Marks in a manner that is reasonably likely to reflect negatively on such name and marks or on Indigo and its Affiliates. Following the Closing, neither Indigo nor the Company shall, and each of them shall cause its respective Subsidiaries to, cease to hold itself out as having any affiliation with the other except with respect to the Sellers’

equity ownership in the Company and the Parties’ historical relationship or to the extent permitted pursuant to any other agreements entered into by a member of the Indigo Group, on the one hand, and a member of the Company Group, on the other hand.
Section 6.12    Separation. Following the date hereof, each Party shall use its reasonable best efforts to (a) complete the Separation and (b) perform its obligations under the Separation Agreement until such time as all such obligations are complete.
Section 6.13    Financing.
(a)    Prior to the Closing, the Purchaser shall use reasonable best efforts to arrange, obtain and consummate the Financing on the terms and conditions described in the Financing Commitment Letters (or, if available, on other terms that are acceptable to the Purchaser in its sole discretion, so long as such other terms do not include or result in a Prohibited Modification), and shall not permit any amendment, restatement, replacement, supplement or modification to be made to, or any waiver of any provision under, the Financing Commitment Letters if such amendment, restatement, replacement, supplement, modification or waiver (i) reduces (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Financing to an amount less than, when taken together with the available portion of the Financing and other cash on hand of the Purchaser, the amount required by the Purchaser to pay for the Financing Purposes (the “Required Amount”), (ii) imposes new or additional conditions, or otherwise expands or adversely amends or modifies any of the conditions, to the Financing, (iii) would reasonably be expected to (x) materially delay (taking into account Section 2.01) or prevent the Closing or (y) adversely impact the ability of the Purchaser or, in the case of the Equity Commitment Letter, Indigo, to enforce its rights against other parties to the Financing Commitment Letters, or (iv) in the case of any Replacement Financing (as defined below), such Replacement Financing does not comply with clause (B) below (the effects described in clauses (i) through (iv), collectively, “Prohibited Modifications”); provided that (A) the Purchaser may add (pursuant to the terms of the Debt Commitment Letter) as parties to the Debt Commitment Letter lenders, arrangers, bookrunners, agents, managers or similar entities (other than the Purchaser or its Affiliates) who have not executed the Debt Commitment Letter as of the date of this Agreement and (B) the Purchaser may only replace a portion of the Financing contemplated by the Financing Commitment Letters as in effect on the date hereof with new debt and/or preferred equity financing (any such financing, “Replacement Financing”) if such replacement financing otherwise complies with this Section 6.13(a) and (x) in the case of any such preferred equity financing, such preferred equity financing shall have an initial stated value of no more than $500,000,000 (of which funds affiliated with the Purchaser may participate up to $250,000,000) and shall be an Acceptable Preferred Financing, and (y) in the case of any such debt financing (other than any preferred equity financing), the Debt Financing Sources shall not include the Purchaser or any of its Affiliates; provided that, notwithstanding anything to the contrary, the inclusion of a condition requiring a minimum percentage of common equity in any commitment letter or definitive documentation for an Acceptable Preferred Financing shall not constitute a Prohibited Modification with respect to such Acceptable Preferred Financing. For all purposes of this Agreement (1) references to “Equity Financing” and “Financing” shall include the financing contemplated by the Equity Commitment Letter as permitted by this Section

6.13(a) to be amended, restated, modified, supplemented or replaced, (2) references to “Debt Financing” and “Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted by this Section 6.13(a) to be amended, restated, modified, supplemented or replaced and/or any preferred equity financing obtained in compliance with this Section 6.13(a), (3) in the event that any new equity financing commitment letters (other than any preferred equity financing commitment letters) are obtained in accordance with this Section 6.13(a), any reference in this Agreement to the “Equity Commitment Letter” will be deemed to mean the Equity Commitment Letter to the extent not superseded by such new equity financing commitment letters at the time in question and such new equity financing commitment letters to the extent then in effect and (4) in the event that any new debt or preferred equity financing commitment letters are obtained in accordance with this Section 6.13(a), any reference in this Agreement to the “Debt Commitment Letter” will be deemed to mean the Debt Commitment Letter to the extent not superseded by such new debt and/or preferred equity financing commitment letters at the time in question and such new debt and/or preferred equity financing commitment letters to the extent then in effect.
(b)    Prior to the Closing, the Purchaser shall use its reasonable best efforts to take (taking into account the expected timing for the Closing), or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain, no later than the Closing Date, the proceeds of the Financing on the terms and conditions described in the Financing Commitment Letters or on such other terms that are acceptable to both the Purchaser and the providers of the Debt Financing, but only to the extent such other terms do not constitute a Prohibited Modification (including, to the extent applicable, the requirements set forth in clause (B) of Section 6.13(a) hereof), including by using its reasonable best efforts to (i) maintain in full force and effect the Financing Commitment Letters, (ii) satisfy on a timely basis all conditions to funding in the Financing Commitment Letters that are applicable to it, (iii) negotiate and, no later than the Closing Date, enter into Definitive Financing Agreements on the terms and conditions (including the flex provisions) contemplated by the Debt Commitment Letter (including any fee letters) or on such other terms that are acceptable to both the Purchaser and the providers of the Debt Financing, but only to the extent such other terms do not constitute a Prohibited Modification (including, to the extent applicable, the requirements set forth in clause (B) of Section 6.13(a) hereof), (iv) consummate the Financing at or prior to the Closing, including using its reasonable best efforts to cause the Persons committing to fund the Financing to fund the Financing at the Closing, (v) enforce its rights under the Financing Commitment Letters, and (vi) comply with its obligations under the Financing Commitment Letters (and any Definitive Financing Agreements). Without limiting the foregoing, the Purchaser shall promptly notify Indigo in writing if at any time prior to the Closing Date (A) any Financing Commitment Letter is terminated (other than in accordance with its terms) for any reason, (B) any Person party to any Financing Commitment Letter indicates in writing that it will not provide, or it refuses to provide, all or any portion of the Financing, (C) the Purchaser or, to the knowledge of the Purchaser, any other Person party to the Financing Commitment Letters materially defaults or materially breaches any of the terms or conditions set forth in any Financing Commitment Letter, (D) any event occurs that, with or without notice or lapse of time or both, would reasonably be expected to result in a default or breach of any of the terms or conditions set forth in any Financing Commitment Letter or (E) the Purchaser receives any written notice or other written communication with respect to any (x) early termination of, repudiation by any Person party to or material default or material breach under any Financing Commitment Letter or (y) material dispute or disagreement between or among any Persons party to the Financing Commitment Letters with respect to the obligation to fund the Financing on the Closing Date in an amount necessary to fund the Required Amount. As soon as reasonably practicable after the date Indigo delivers to the Purchaser a written request, the Purchaser shall provide any information reasonably requested by Indigo relating to any circumstances referred to in clause (A) through (E) of the immediately preceding sentence.
(c)    If any portion of the Required Amount of Debt Financing becomes unavailable on the terms and conditions (including pursuant to the flex provisions set forth in any fee letter) contemplated in the Debt Commitment Letter (including any fee letters) (or on such other terms that are acceptable to both the Purchaser and the Debt Financing Sources, so long as such other terms would not constitute a Prohibited Modification (including, to the extent applicable, the requirements set forth in clause (B) of Section 6.13(a) hereof)), the Purchaser shall use its reasonable best efforts to arrange and obtain alternative financing (including preferred equity financing that complies with Section 6.13(a)) from alternative sources in an amount, when taken together with the available portion of the Financing and other cash on hand of the Purchaser, sufficient to pay the Required Amount at Closing; provided that in no event shall reasonable best efforts be deemed or construed to require them to (x) obtain alternative financing that includes terms and conditions, taken as a whole, that are less favorable in any material respect to the Purchaser or Debt Merger Sub than the terms and conditions, taken as a whole, set forth in the Debt Commitment Letter as of the date of this Agreement (taking into account any flex provisions applicable thereto contained in the related fee letters) (or with respect to any preferred equity Replacement Financing that is not Acceptable Preferred Financing) or (y) pay any fees or agree to pay any interest rate amounts or original issue discounts, in each case, in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof (taking into account any flex provisions applicable thereto) (or with respect to any preferred equity Replacement Financing that is in excess of those contemplated by Exhibit B (Acceptable Preferred Financing)). The Purchaser shall promptly provide Indigo with a copy of any such new financing commitment letter (and a redacted fee letter in connection therewith (with only the fee amounts, other economic terms and the “market flex” contained therein redacted) (none of which redacted terms or amounts impose any additional conditions on the availability of the Debt Financing at Closing or reduce the gross aggregate principal amount of the Debt Financing)). In the event that any new financing commitment letters are obtained in accordance with this Section 6.13(c), any reference in this Agreement to (A) the “Debt Commitment Letter” will be deemed to mean the Debt Commitment Letter to the extent not superseded by one or more new debt and/or preferred equity financing commitment letters at the time in question and any new debt and/or preferred equity financing commitment letters to the extent then in effect, (B) the “Financing” or the “Debt Financing” will be deemed to mean the debt and/or preferred equity financing contemplated by the Debt Commitment Letter as modified pursuant to the foregoing and (C) the “Debt Financing Sources” will be deemed to include the Persons signatory to the new debt and/or preferred equity financing commitment letters.

(d)    Prior to the Closing, the Sellers and the Company shall, and shall cause their Subsidiaries to and use their reasonable best efforts to cause their, and their respective Subsidiaries’ Representatives to, provide such cooperation as is reasonably requested by the Purchaser in connection with the Debt Financing. Without limiting the generality of the foregoing, such reasonable best efforts in any event shall include the following:
(i)    participation by the Company, its Subsidiaries and their respective Representatives, in each case upon the Purchaser’s reasonable request, in a reasonable number of meetings (including customary meetings with prospective Debt Financing Sources), presentations, road shows, due diligence sessions and sessions with rating agencies, at reasonable and mutually agreed times and with reasonable advance notice;
(ii)    to the extent required by the Debt Commitment Letter and reasonably requested by the Purchaser, facilitating the pledging of, and perfection of security interests in, collateral owned by the Company or any of its Subsidiaries, effective no earlier than the Effective Time;
(iii)    furnishing the Purchaser and the Debt Financing Sources as promptly as reasonably practicable the Business Financial Information and other information regarding the Business as is reasonably requested by the Purchaser or the Debt Financing Sources;
(iv)    assistance by the Company, its Subsidiaries and their respective Representatives, in each case upon the Purchaser’s reasonable request, in the Purchaser’s preparation of (A) customary confidential information memoranda (including a version that does not include material non-public information) and other customary marketing materials required in connection with financings similar to the Debt Financing and (B) customary materials for rating agency presentations (it being understood and agreed that neither the Company Group nor their Representatives shall be responsible for the preparation of any projections or pro forma financial statements);
(v)    following the Purchaser’s reasonable request, using reasonable best efforts to cause directors and officers who will continue to hold such offices and positions from and after the Closing to execute and provide resolutions or consents of the Company and its Subsidiaries with respect to entering into the Definitive Financing Agreements and otherwise as necessary to authorize consummation of the Debt Financing; provided that no such resolution or consent shall become effective until the Closing;
(vi)     following the Purchaser’s reasonable request, providing (A) customary authorization and representation letters to the Debt Financing Sources with respect to marketing materials from a senior officer of the Company (which authorization and representation letters will become effective before the Effective Time) and (B) a certificate of the chief financial officer of the Company in the form set forth on Annex I to Exhibit C of the Debt Commitment Letter (as in effect on the date hereof) with respect to solvency matters;

(vii)    if requested by the Purchaser, providing (A) at least five (5) Business Days prior to the Closing Date, all documentation and other information regarding the Company and its Subsidiaries as is required by United States regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the USA PATRIOT Act, to the extent requested by the Purchaser in writing at least eight (8) Business Days prior to the Anticipated Closing Date and (B) certification regarding beneficial ownership as required by 31 C.F.R. §1010.230 to any Debt Financing Source that has requested such certification;
(viii)    following the Purchaser’s reasonable request, assistance by the Company, its Subsidiaries and their respective Representatives in the preparation and execution of necessary and customary Definitive Financing Agreements (including one or more credit agreements, security agreements, mortgages and/or guarantees and the schedules and exhibits thereto) in connection with the Debt Financing or other certificates or documents as may reasonably be requested by the Purchaser, in each case, to be held in escrow pending release by the Company at, and subject to the occurrence of, the Effective Time; and
(ix)    to the extent required in the Debt Commitment Letter and reasonably requested by the Purchaser, using reasonable best efforts to ensure that the syndication efforts with respect to the Debt Financing benefit materially from the existing lending and investment banking relationships of the Company, it being understood and agreed that such cooperation shall not unreasonably interfere with the ongoing business or operations of the Sellers or the Company. All non-public or otherwise confidential information regarding the Company or its Affiliates obtained by the Purchaser or its Representatives pursuant to this Section 6.13(d) shall be kept confidential in accordance with the Confidentiality Agreement, as modified by Section 6.14. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not reasonably likely to harm or disparage the Company or its Subsidiaries in any respect.
(e)    Notwithstanding anything herein to the contrary, (i) no directors or managers of the Sellers, the Company or their respective Affiliates (other than any director or manager who is continuing as a director or manager of any the Company or its Subsidiaries following the consummation of the Closing) shall be required to pass resolutions or consents to approve or authorize the execution or delivery of the Debt Financing or to execute, deliver or enter into, or perform any agreement, certificate, arrangement, document or instrument with respect to the Debt Financing (other than the documents to be delivered pursuant to Section 6.13(d)(vi)), including any definitive agreements with respect to the Debt Financing (the “Definitive Financing Agreements”), (ii) no obligation of the Company, its Affiliates or any of their respective Representatives undertaken pursuant to the foregoing shall be effective until Closing (other than the authorization and representation letters to be delivered pursuant to Section 6.13(d)(vi)) and (iii) none of the Sellers, the Company, their respective Affiliates or any of their respective Representatives shall be required to (A) pay any commitment or other similar fee in connection with the Debt Financing or incur any other cost or expense that is not promptly reimbursed by the Purchaser in connection with the Debt Financing, (B) take any actions to the extent such actions would unreasonably interfere with the ongoing business or operations of the Sellers, the Company or their respective Affiliates, (C) take any actions that would conflict with or violate the Sellers’, the Company’s or their respective Affiliates’ Organizational Documents or any Applicable Laws, or that would reasonably be expected to result in a violation or breach of, or default under, any material Contract to which any of them are a party or by which any of their assets are bound, (D) give to any other Person any indemnities in connection with the Financing that are effective prior to the Closing (or, with respect to the Sellers, at any time), (E) take any actions that would cause any representation or warranty in this Agreement to be breached or that would cause any closing condition set forth in Article 9 to fail to be satisfied or that would otherwise cause a breach of this Agreement, (F) prepare any projection or pro forma financial statements or provide or deliver any legal opinion, (G) prepare and/or provide any information that is not derivable without undue effort or expense by the Company or any financial statements other than the Business Financial Information, (H) subject any of their directors, managers, officers or employees to any actual or potential personal liability and (I) provide access to or disclose information that such Person determines reasonably and in good faith would be reasonably likely to waive any legal privilege of any Seller, the Company or any of their respective Affiliates.
(f)    The Purchaser shall indemnify and hold harmless the Sellers, Company, their respective Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred in connection with the arrangement of the Debt Financing (including any action taken in accordance with this Section 6.13) and any information utilized in connection therewith (other than information relating to the Company Group provided by the Sellers or the Company in writing for use in connection with the Debt Financing) except to the extent resulting from the bad faith, gross negligence, fraud or willful misconduct of the Sellers, Company, their respective Subsidiaries and their respective Representatives (as determined by a final, non-appealable judgment of a court of competent jurisdiction). The Purchaser shall, promptly upon request by the Sellers or the Company, reimburse the Sellers, the Company or any of their respective Subsidiaries or Affiliates for all documented and reasonable out-of-pocket costs and expenses incurred by the Sellers, the Company or their respective Subsidiaries or Affiliates in connection with this Section 6.13 (other than with respect to any costs and expenses that would have been required to be incurred by the Sellers, the Company and its Subsidiaries or any of their respective Affiliates in the ordinary course of its business including the costs of the preparation of their historical financial statements).
(g)    Notwithstanding this Section 6.13 or anything else to the contrary in this Agreement, but subject to, and without limiting the effect of, Section 12.14 (Specific Performance), the Purchaser acknowledges, affirms and agrees that it is not a condition to the Closing or to any of its other obligations under this Agreement that the Purchaser obtain any debt, equity or other financing for or related to any of the transactions contemplated by this Agreement (including, without limitation, all or any portion of any Financing).

Section 6.14    Confidentiality. The Purchaser and the Sellers hereby agree to continue to be bound by the Confidentiality Agreement until the Closing; provided, however, that (x) notwithstanding anything to the contrary herein or in the Confidentiality Agreement, customary marketing materials for a transaction of this kind may be disclosed by or on behalf of the Purchaser (i) to prospective lenders, underwriters, initial purchasers, arrangers, agents and other potential Debt Financing Sources during the arrangement, syndication and marketing of the Debt Financing that enter into confidentiality arrangements customary for financing transactions of the same type as the Debt Financing (including customary “click-through” confidentiality undertakings) and (ii) on a confidential basis to rating agencies; provided, further, that in each case, the Purchaser shall provide Indigo with a reasonable opportunity to review and comment on or object to such marketing materials in advance of their disclosure and the Purchaser shall consider Indigo’s comments or objections in good faith and (y) Indigo agrees that the Confidentiality Agreement (except with respect to matters addressed in the NDA Addendum and the Second NDA Addendum) is hereby amended to permit the inclusion of all Representatives, prospective equity investors (upon prior written notice to Indigo of the identity of such Persons), outside agents and other advisors of the Purchaser and its Affiliates in the term “Representative” as such term is defined therein; and provided, further, that the Purchaser and the Company agree that, at the Closing, the Confidentiality Agreement shall automatically terminate, and be of no further force or effect, without any action required to be taken by any of the parties or any other Person.
Section 6.15    Joint Litigation Matters.
(a)    Following the Closing, in the event and for so long as a member of the Indigo Group, a member of the Company Group, or any of its respective Affiliates, is prosecuting, contesting or defending any Action, other investigation, charge, claim or demand by a third party (including any Governmental Authority) in connection with (i) the transactions contemplated hereby or pursuant to any Ancillary Agreement, or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business, on the one hand, and the Retained Business, on the other hand (a “Joint Litigation Matter”), each of the Sellers and the Company shall, and shall cause their respective Affiliates and its and their respective officers and employees to reasonably cooperate with the applicable Party and its counsel as shall be reasonably necessary in connection with such prosecution, contest or defense, including (A) promptly forwarding to the other Party all notices and other correspondence relating to the Joint Litigation Matter received by one Party (and not the other) and (B) making reasonably available its personnel, and providing such testimony and access to its books and records during normal business hours and in a manner that does not interfere with such other party’s business; provided, that the receiving party shall treat all such information as confidential and hereby waives any right to use such information for any purpose other than in connection with such Action, other investigation, charge, claim or demand by a third party; and provided, further, that such party’s obligations shall be subject to the Access Restrictions (provided, that such party shall use its reasonable efforts to allow for such disclosure (or as much of it as possible) in a manner that would not result in a loss of attorney-client privilege or attorney work-product protection).

(b)    Without limiting the generality of the foregoing, each member of the Indigo Group and Company Group, respectively, shall be entitled to defend such Joint Litigation Matter (i) to the extent of any claims brought against such member of the named party to such Joint Litigation Matter or (ii) to the extent of any Liabilities for which such party is responsible in respect thereof (e.g., the Indigo Group shall be entitled to defend such Joint Litigation Matter to the extent of any Liabilities relating to Excluded Liabilities and/or the Retained Business, and the Company Group shall be entitled to defend such Joint Litigation Matter to the extent of any Liabilities relating to the conduct of the Business or the Company Group).
(c)    No member of the Indigo Group, on the one hand, nor any member of the Company Group, on the other hand, shall consent to the entry of any judgment, or enter into any settlement or compromise, with respect to any Joint Litigation Matter without the prior written consent of the Company, in the case of a settlement by the Indigo Group, or Indigo, in the case of a settlement by the Company Group (in each case, which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that (i) each of the Indigo Group and Company Group, respectively, shall be entitled to consent to the entry of any judgment, or enter into any settlement or compromise of a portion of such Joint Litigation Matter, to the extent solely related to any liabilities for which such group is responsible under this Agreement, so long as such judgment, settlement or compromise does not materially and adversely impact the ability of the other group to defend, settle or compromise any remaining portion of such Joint Litigation Matter or otherwise materially increase such other group’s exposure or liability under such remaining portion of such Joint Litigation Matter and (ii) in the event that either the Indigo Group and its Affiliates or Company Group and its Affiliates, respectively, is a named party to such Joint Litigation Matter, but such Joint Litigation Matter relates solely to Liabilities for which the other group is responsible under this Agreement, then the Parties will (and will cause the Indigo Group and Company Group, as applicable, to) cooperate with each other and use reasonable best efforts to have the non-responsible group and parties removed and released as a named party to such Joint Litigation Matter. For the avoidance of doubt, Article 8, and not this Section 6.15, shall govern the control and conduct of Tax Contests and Tax-related Actions (excluding Actions in which Taxes only represent ancillary Losses incurred in connection with a non-Tax claim that is otherwise described in this Section 6.15).
(d)    Except as expressly provided herein, each Party shall bear its own costs, fees and expenses in connection with any such Joint Litigation Matter, subject to the indemnification provisions of Article 11 herein; provided, that, (i) the Sellers shall bear all costs, fees and expenses of the Company and its Affiliates as related to or arising from a Joint Litigation Matter that is controlled by Indigo or one of its Affiliates (including the payment or reimbursement of any and all Liabilities incurred or suffered by the Company Group and its Affiliates in connection with such Actions or in connection with the receipt of such payment or reimbursement) and (ii) the Company shall bear all costs, fees and expenses of the Sellers and their respective Affiliates as related to or arising from a Joint Litigation Matter that is controlled by the Company, the Purchaser or one of their respective Affiliates (including the payment or reimbursement of any and all Liabilities incurred or suffered by the Sellers and their respective Affiliates in connection with such Actions or in connection with the receipt of such payment or reimbursement).

Section 6.16    Wrong-Pockets.
(a)    If, during the one (1)-year period following the Closing, the Company or any of its Affiliates or Indigo or any of its Affiliates discovers that any assets, properties, rights, titles or interests exclusively (except in any de minimis respects) relating to the Retained Business, whether tangible or intangible, real or personal, or any Excluded Liability, has been either retained by the Company or any of its Subsidiaries, or transferred by Indigo or one of its Affiliates to the Company or one of its Subsidiaries in connection with the transactions contemplated hereby, then (i) the Company shall, and shall cause its applicable Subsidiaries to: (x) promptly cease using such assets, properties, rights, titles or interests (except to the extent expressly permitted under any of the Ancillary Agreements or otherwise necessary to satisfy its obligations hereunder); and (y) at Indigo’s sole cost and expense, reasonably cooperate with Indigo and any designee of Indigo to transfer or assign such assets, properties, rights, titles, interests and Excluded Liabilities to Indigo (or its designee) and (ii) Indigo or its designee shall promptly acquire and accept such assets, properties, rights, titles and interests and assume such Excluded Liabilities, in each case of (i) and (ii), and the Company Group and Indigo shall execute such documents and instruments, as applicable and reasonably necessary, to transfer such assets, properties, rights, titles or interests to Indigo (or its designee(s)) effective as of the Closing Date.
(b)    If, during the one (1)-year period following the Closing, Indigo or any of its Affiliates or the Company or any of its Affiliates discovers that any assets, properties, rights, titles or interests exclusively (except in any de minimis respects) relating to the Business, whether tangible or intangible, real or personal, or any Company Liability, has been either retained by Indigo or any of its Affiliates, or transferred by any member of the Company Group to Indigo or one of its Affiliates in connection with the transactions contemplated hereby, then (i) Indigo shall, and shall cause its applicable Affiliates to: (x) promptly cease using such assets, properties, rights, titles or interests (except to the extent expressly permitted under any of the Ancillary Agreements); and (y) at its sole cost and expense, reasonably cooperate with the Company and any designee of the Company to transfer or assign such assets, properties, rights, titles or interests to the Company (or its designee) and (ii) the Company or its designee shall acquire and accept such assets, properties, rights, titles or interests, in each case of (i) and (ii), with no requirement of additional consideration to the fullest extent permitted by Applicable Law and execute and deliver any amendments or supplements to the Ancillary Agreements, Company Disclosure Schedule, or the Seller Disclosure Schedule, as applicable and reasonably necessary, to transfer such assets, properties, rights, titles or interests to the Company (or its designee(s)) effective as of the Closing Date.
(c)    The Parties agree to use reasonable best efforts to structure any transfer or assignment of assets, properties, rights, titles or interests, whether tangible or intangible, real or personal, or assumption of Excluded Liabilities, referred to in this Section 6.16 in a manner that minimizes Taxes and is equitable from a legal perspective for the Parties and the Company Group; provided, that, until the date that is one year following the Closing, the Sellers shall bear all costs and expenses related to the actions contemplated by this Section 6.16 (including the payment or reimbursement of any and all Liabilities incurred or suffered by the Company Group and its Affiliates in connection with such actions or in connection with the receipt of such payment or reimbursement) and following such period, each Party shall bear its own costs and expenses related to the actions contemplated by this Section 6.16.
Section 6.17    Further Assurances; Reorganization Waiver.
(a)    In addition to the actions specifically provided for elsewhere in this Agreement, each Party shall, and shall cause its respective Affiliates to, at the request of and without further cost or expense to the other Party, (x) at or prior to the Closing, execute and deliver the Ancillary Agreements in the forms agreed to by the Parties as of the date hereof (with any modifications or amendments thereto to the extent agreed to by the Parties between the date hereof and the Closing Date) and, (y) from time to time after the Closing and until the expiration or termination of the Separation Agreement in accordance with the terms thereof, execute such other instruments of conveyance and assumption and take such other actions as may reasonably be required to consummate the transactions contemplated by this Agreement. In the event that, on or after the Closing, a Party receives payments or funds due or belonging to another Party pursuant to the terms of this Agreement or any of the Ancillary Agreement, then the Party receiving such payments or funds shall promptly forward or cause to be promptly forwarded such payments or funds to the proper Party (with appropriate endorsements, as applicable), and will account to such other Party for all such receipts.
(b)    Notwithstanding anything to the contrary contained in any Contract, arrangement or understanding entered into in connection with the Reorganization, including, without limitation, that certain Master Transaction Agreement, dated as of October 4, 2024, as amended by that certain Amendment No. 1 to Master Transaction Agreement, dated December 20, 2024, by and between Indigo and the Company and the other documents described on Schedule C (Reorganization) attached hereto (collectively, excluding the Continuing Intercompany Agreements as amended pursuant to the Separation Agreement, the “Reorganization Documents”), effective as of the Closing, Indigo, on behalf of itself and its Affiliates, and the Company, on behalf of itself and its Subsidiaries, each hereby irrevocably waives any and all rights, powers or privileges contained therein, including any rights to indemnification, expense reimbursement or other similar prospective future payment by or on behalf of the Company or any of its Subsidiaries, or in respect of any remedy related to misallocated assets and liabilities. In the event of any inconsistency or conflict between the terms and provisions of the Reorganization Documents, on the one hand, and this Agreement, on the other hand, the terms and provisions of this Agreement shall govern and control.
Section 6.18    Exclusivity.
(a)    From the date hereof until the Closing (or the earlier valid termination of this Agreement), Indigo shall not, and shall cause its Affiliates (including the Company Group) and Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or facilitate (including by providing information), or endorse, any inquiries, proposals or offers with respect to, or the making or completion of, an Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (ii) initiate or participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person any information with respect to, any proposal that constitutes an Acquisition Proposal, (iii) provide any non-public financial or other confidential or proprietary information regarding the Company Group (or the Business) to any Person in connection with an Acquisition Proposal, (iv) approve or recommend any Acquisition Proposal, or (v) enter into any letter of intent, definitive acquisition agreement, agreement in principle, merger agreement, option agreement, joint venture agreement, partnership agreement or any other similar Contract requiring the Purchaser, the Sellers or the Company to abandon, terminate or breach its obligations hereunder or fail to consummate the transactions contemplated by this Agreement or otherwise relating to an Acquisition Proposal. The Sellers shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing within forty-eight (48) hours of the date hereof.
(b)    From the date hereof until the Closing (or the earlier valid termination of this Agreement), Indigo shall, and shall cause its Affiliates (including the Company Group), and its and their respective directors, managers, officers and employees thereof to, and shall use its reasonable best efforts to cause its third party Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted on or prior to the date hereof by Indigo or any of its Affiliates or its Representatives with respect to any Acquisition Proposal and shall, as soon as reasonably practicable, provide the Purchaser with a written description of any expression of interest, inquiry, proposal or offer relating to a possible Acquisition Proposal, that is received by Indigo or any of its Affiliates or its Representatives, including in such description the identity of the Person from which such expression of interest, inquiry, proposal, offer or request for information was received. As soon as reasonably practicable following the date hereof, Indigo shall deliver notices to request the return or destruction of all confidential information to all Persons (except for the Purchaser) in accordance with the relevant non-disclosure or similar agreements (except for such non-disclosure or similar agreements that do not relate to a potential Acquisition Proposal) between such Persons and Indigo or any of its Affiliates. From and following the date hereof, Indigo further agrees not to, and to cause each its Affiliates not to, release any Persons described in the preceding sentence from any obligations under such non-disclosure or similar agreements without the prior written consent of the Purchaser.
Section 6.19    Notification of Certain Events. From time to time prior to the Closing, each of the Parties shall promptly provide written notice to the other Parties upon becoming aware of:
(a)    any written notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby;
(b)    any notice or other communication from any Governmental Authority (i) delivered in connection with this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby or (ii) indicating that a Permit has been revoked or is about to be revoked or that a Permit is required in any jurisdiction in which such Permit has not been obtained, which revocation or failure to obtain is, or would reasonably be expected to be, material to the Business, taken as a whole;
(c)    any Action commenced or, to the knowledge of the Company or the Sellers, threatened in writing against the Company Group or otherwise affecting the Business in any material respect, that, if pending on the date of this Agreement, in each case, would have been required to have been disclosed pursuant to Section 4.06 (Sufficiency of Assets; Title to Assets) or Section 4.11 (Litigation); and
(d)    any inaccuracy in or breach of any representation, warranty, covenant or agreement made by any member of the Company Group or any member of the Indigo Group, including the Sellers, in this Agreement only to the extent that such inaccuracy or breach would be reasonably likely to prevent or materially delay the satisfaction of any of the conditions set forth in Section 9.01, Section 9.02 (with respect to the Sellers and the Company) or Section 9.03 (with respect to the Purchaser);
provided, in each case, that no such notification shall affect the remedies of the Parties under this Agreement.
Section 6.20    Resignations. The Sellers shall (a) cause to be delivered to the Purchaser duly executed written resignations of the directors, managers and officers of the Company and its Subsidiaries set forth in Section 6.20 of the Company Disclosure Schedule, plus any other managers, directors or officers of the Company Group, as applicable, identified by the Purchaser to Indigo at least five (5) Business Days prior to the Closing, in each case, in form and substance reasonably acceptable to the Purchaser and effective as of and conditioned upon the Closing and (b) take such other action as is reasonably necessary to accomplish the resignation and removal of such Persons from such position.
Section 6.21    Transition Services Agreement Schedules.
(a)    Promptly following the date of this Agreement (and in any event prior to the Closing), the Purchaser, Indigo and the Company shall negotiate in good faith to finalize the Services Schedule (as defined in the Transition Services Agreement) to the Transition Services Agreement in accordance with this Section 6.21.
(b)    If, at the Closing, the Purchaser and Indigo have not finalized and agreed to the terms of the Services Schedule in accordance with this Section 6.21, then the Transition Services Agreement shall be executed and delivered by the Company and Indigo in the form of Exhibit 1 to the Separation Agreement, and the Services (as defined in the Transition Services Agreement) provided under the Transition Services Agreement and the Fees (as defined in the Transition Services Agreement) with respect thereto shall be calculated in accordance with the principles set forth in the Transition Services Agreement. The Purchaser and Indigo will continue to negotiate in good faith to finalize and agree to an amendment to the Services Schedule (as defined in the Transition Services Agreement) as promptly as possible after Closing. The parties hereto acknowledge and agree that no condition to the Closing shall be deemed not satisfied as a result of the failure of the parties to agree upon the final Services Schedule.

Section 6.22    Government Contracts. Promptly following the date of this Agreement (and in any event prior to the Closing), Indigo shall use reasonable best efforts to take all necessary steps to obtain approval from the applicable U.S. government contracting officer to share with the Purchaser copies of all Applicable Government Contracts for which (a) the period of performance has not expired or terminated; or (b) final payment has not yet been received as of the date hereof. Upon receiving U.S. government contracting officer approval, Indigo shall deliver to the Purchaser an electronic copy of the respective Applicable Government Contract if electronic transmission is permitted by such Applicable Government Contract, and if not permitted, shall attempt to obtain consent of the Governmental Authority counterparty to such Contract to alternative means of transmission to Purchaser. Indigo shall notify the Purchaser in writing of any U.S. government contracting officer disapprovals within five (5) days of receiving such disapproval.
Section 6.23    Registration of India Real Property Leases. Prior to the Closing, Indigo shall use reasonable best efforts to (a) cause the Real Property Leases pertaining to real property located in India to be registered with the applicable Governmental Authority in accordance with Applicable Law, (b) pay all Taxes, stamp taxes, duties, penalties, interest and other amounts due thereon in connection with such registration and as otherwise required by Applicable Law, and (c) promptly thereafter provide the Purchaser with evidence of the completion of such registration and the payment of all such amounts set forth in clauses (a) and (b).
Section 6.24    Certain Matters. The Parties agree to the matters set forth in Section 6.24 of the Seller Disclosure Schedule.
ARTICLE 7.
EMPLOYEE MATTERS
Section 7.01    Employment Transfers.
(a)    Each Business Employee who is employed by the Company or a Subsidiary of the Company as of the Closing and each Delayed Transfer Employee who commences employment with the Company or a Subsidiary of the Company on or following the Closing shall be referred to herein as a “Transferred Employee.” With respect to each Delayed Transfer Employee (excluding any Delayed Transfer Employee whose employment will automatically transfer to the Company or a Subsidiary of the Company following the Closing by operation of Applicable Law), the Company shall, or shall cause a Subsidiary to, offer such individual employment as soon as reasonably practicable following the Closing to each such Delayed Transfer Employee on terms and conditions consistent with this Article 7 and subject to and in accordance with Applicable Law. With respect to each Delayed Transfer Employee whose employment will automatically transfer to the Company or a Subsidiary of the Company on or following the Closing (as applicable) by operation of Applicable Law, the rights, powers, duties and obligations and Liabilities of Indigo and its Subsidiaries with respect to such employees’ terms and conditions of employment as in effect immediately prior to the Closing or such later date as permitted by Applicable Law will transfer to the Company or a Subsidiary of the Company in accordance with Applicable Law. With respect to each Business Employee (I) who is employed by Indigo or a Subsidiary of Indigo (other than the Company Group) as of immediately prior to the Closing, (II) who is on an approved leave of absence as of immediately prior to the Closing, and (III) whose employment does not automatically transfer to the Company or a Subsidiary of the Company pursuant to Applicable Law (a “Leave Employee”), any such transfer to the Company or a Subsidiary of the Company following the Closing will (1) be contingent on such employee presenting himself or herself for active employment during the one hundred eighty (180)-day period immediately following the Closing Date and (2) will be effective as of, and have an Applicable Transfer Time that is, the date that such employee presents himself or herself to the Company or a Subsidiary of the Company for active employment. With respect to each Leave Employee who satisfies the aforementioned conditions and becomes a Transferred Employee, the Company shall, or shall cause a Subsidiary of the Company to, employ each such employee in accordance with the terms of this Article 7. For the avoidance of doubt, any Leave Employee will remain employed by Indigo or an applicable Subsidiary of Indigo until the Applicable Transfer Time and the Company and its Subsidiaries shall have no Liability with respect to any Leave Employee who does not become a Transferred Employee. On or prior to the Closing Date, Indigo shall provide the Purchaser with a list of all Business Employees in the United States who have experienced or who are scheduled to experience an “employment loss” (as that term is defined in an applicable WARN Act) in the ninety (90)-day period immediately preceding the Closing Date.
(b)    Notwithstanding anything to the contrary in the Employee Matters Agreement, to the extent a Business Employee (or an employee who would have been a Business Employee but for their objection, rejection, or refusal to transfer, or non-acceptance or revocation of their offer of employment from the Company or a Subsidiary of the Company) who is not employed by the Company or a Subsidiary as of the Applicable Transfer Time (i) objects, rejects or refuses to transfer to the Company or a Subsidiary of the Company in accordance with Applicable Law or (ii) does not accept or, prior to such employee’s Applicable Transfer Time, revokes his or her acceptance of an offer of employment from the Company or a Subsidiary of the Company (solely to the extent an offer of employment is required to be provided), then, unless that employee’s employment terminates for any reason in accordance with Applicable Law before the Applicable Transfer Time, such employee shall remain employed by Indigo or a Subsidiary of Indigo (with such employer entity determined at Indigo’s sole discretion). Without limiting Indigo’s rights under this Agreement or Applicable Law, Indigo or its applicable Subsidiary shall have the right but not the obligation to terminate such Business Employee’s employment, and Indigo shall be responsible for all costs related to such termination of employment, including notice, severance, paid time off, and any other termination payments.
(c)    Notwithstanding anything to the contrary in the Employee Matters Agreement, to the extent that any Business Employee is required, under any Labor Agreement, Applicable Law or pursuant to the terms of any Benefit Plan, to be paid severance or any other termination indemnity as a result of the consummation of the transactions contemplated by this Agreement or the transfer of employment to the Company or any Subsidiary of the Company, Indigo shall have the obligation to retain such liability or reimburse the Company after the Closing for any payments made by the Company or any Subsidiary of the Company in satisfaction thereof (and, for the avoidance of doubt, such obligation shall not include any severance, termination, termination indemnity, separation or similar payment or benefit that becomes payable to any Transferred Employee arising in connection with the termination of employment or service with the Company or any of its Subsidiaries after the Closing, subject to Section 7.05(b) hereof).
Section 7.02    Foreign National Employees. Notwithstanding anything to the contrary contained herein, the Company and its Subsidiaries, as applicable, shall employ those Transferred Employees who are foreign nationals working in the United States who are authorized to work in the United States or are working outside of the jurisdiction of his or her citizenship and who are authorized to do so under terms and conditions such that the Company and its Subsidiaries, as applicable, qualify as a “successor employer” under applicable immigration laws effective as of the Applicable Transfer Time. As of the Applicable Transfer Time, the Company and its Subsidiaries agree to assume all immigration-related Liabilities and responsibilities with respect to such foreign national Transferred Employees arising after the Applicable Transfer Time. The Company and its Subsidiaries shall take all necessary steps to ensure that any foreign national employee who requires a visa, employment pass or other required work permit to work for the Company or its Subsidiaries in his or her current position may continue to work in such position as a Transferred Employee as of the Applicable Transfer Time.
Section 7.03    Notice, Information, and Consultation Obligations. The Parties shall cooperate and work together in good faith prior to the Closing to timely satisfy their respective notice, information or consultation obligations, in accordance with Applicable Laws, to any Union that may be triggered by this Agreement or the transactions contemplated hereby, and each Party shall provide all documents and information necessary to complete such notice, information or consultation obligations within a reasonable period following request by another Party. The Company and its Subsidiaries shall provide any notices to the Transferred Employees that may be required under any Applicable Law, with respect to events that occur on, from and after the Applicable Transfer Time. To the extent required by any Applicable Law, the Company and its Subsidiaries shall (a) timely comply with and satisfy all notice, information or consultation obligations to any Union that may be triggered by this Agreement, or the transactions contemplated hereby in order to effectuate the timely transfer of employment of the Transferred Employees and (b) comply in all material respects with all Appliable Laws regarding establishing any work council or organizing any works council related election that may be required by Applicable Law and in accordance with Applicable Law due to the transfer of employment of the Transferred Employees.
Section 7.04    Employee Communications    . With respect to any Delayed Transfer Employee or Leave Employee, from the Closing until such employee’s Applicable Transfer Time, except as otherwise approved in advance and in writing by Indigo, which such approval shall not be unreasonably withheld, conditioned or delayed, neither the Purchaser nor any of its Affiliates shall make any written or oral communications pertaining to the transfer of Business Employees, any compensation or benefits matters or any redundancy or layoff plans, in each case, which may affect the Business Employees in connection with the transactions contemplated hereby. From the date hereof until the Closing, the Purchaser may make any written or oral communications deemed reasonably necessary by the Purchaser to senior executive Business Employees regarding post-Closing operations of the Business, and, assuming such senior executive Business Employees (and not, for the avoidance of doubt, any employee, executive or representative of Indigo) approve of the topics, such senior executive Business Employees may communicate on such topics to the Business Employees, and the Purchaser may participate in such communication if requested by the senior executive Business Employees; provided that the Purchaser and the Company shall provide Indigo with (i) reasonable advance notice of the Purchaser’s participation in such communication and (ii) the opportunity to participate in such communication, in each case, to the extent that such communication relates to the Separation.
Section 7.05    Continuation Period. Subject, and in addition, to requirements imposed by Applicable Laws:
(a)    For the period commencing on the Closing Date and ending on (i) the twelve (12)-month anniversary of the Closing Date (the “Continuation Period”), the Company Group shall provide, or shall cause to be provided, to each Transferred Employee (A) a base salary (or hourly base wage rate) that is no less favorable than the base salary (or hourly base wage rate) provided to such Transferred Employee immediately prior to the Closing Date, and (B) employee health, welfare, retirement and other benefits and perquisites (excluding defined benefit pension, supplemental pension, retiree medical, severance, long-term incentives, equity or equity-based incentives or any transaction bonus, retention or other one-time payments or benefits) that are substantially comparable in the aggregate to such employee health, welfare, retirement and other benefits and perquisites provided or made available to such Transferred Employee immediately prior to the Closing Date and (ii) December 31, 2025, the Company Group shall provide, or shall cause to be provided, to each Transferred Employee (A) target annual cash incentive and commission opportunities that are no less favorable than the target annual cash incentive and commission incentive opportunities provided to such Transferred Employee immediately prior to the Closing Date, and (B) long-term incentive opportunities that are no less favorable than the long-term incentive opportunities provided to such Transferred Employee immediately prior to the Closing Date.
(b)    In the event of termination of the employment of any Transferred Employee during the Continuation Period, the Company Group shall provide, or shall cause to be provided, to such Transferred Employee notice (or pay in lieu of notice), severance pay and benefits no less favorable than the notice (or pay in lieu of notice), severance pay and benefits to which such Transferred Employee would have been entitled under any applicable Benefit Plan immediately prior to the Closing Date that is set forth on Section 7.05(b) of the Company Disclosure Schedule or any greater amount that is required to be provided under applicable statutory or common law. The Company shall, or shall cause its applicable Affiliate to, give each Transferred Employee full credit for all purposes (i) under each Company Benefit Plan and each other benefit plan, program, agreement or arrangement applicable following the Closing, (ii) with respect to holidays, sick days, vacation, notice pay, severance, termination payments or other statutory benefits required by Applicable Law as of and after the Closing Date by Company or any of its Affiliates, for such Transferred Employee’s service prior to the Closing Date with Indigo and its applicable Affiliates and their respective predecessors, to the same extent and for the same purpose as such service is recognized by Indigo and its applicable Affiliates immediately prior to the Closing Date; provided that such credit shall not be given to the extent that it would result in a duplication of benefits for the same period of service.
(c)    The Company shall, or shall cause its applicable Affiliates to, use reasonable best efforts to: (i) waive any limitation on health and welfare coverage of such Transferred Employees due to pre-existing conditions, waiting periods, active employment requirements and requirements to show evidence of good health under any applicable health and welfare plan of the Company or any of its Affiliates; and (ii) credit each such Transferred Employee with all deductible payments, co-payments and co-insurance paid by such employee under any medical plan of Indigo or any of its Affiliates (including, prior to the Closing, the Company Group) prior to the Closing Date during the year in which the Closing Date occurs for the purpose of determining the extent to which any such employee has satisfied any applicable deductible or has reached the out-of-pocket maximum under any benefit plan of the Company or any of its Affiliates for such year.
Section 7.06    Treatment of Indigo Equity and Long-Term Cash Awards.
(a)    Except as otherwise agreed to in writing prior to the Closing between the Purchaser and a Business Employee that is a holder of any Indigo Stock Unit Award or Indigo Long-Term Cash Award with respect to such holder’s Indigo Stock Unit Award or Indigo Long-Term Cash Award, as applicable, effective immediately prior to the Closing Date (or the Applicable Transfer Time with respect to any Delayed Transfer Employees), each Indigo Stock Unit Award and Indigo Long-Term Cash Award held by a Transferred Employee that, after giving effect to any vesting that occurs as a result of the transactions contemplated by this Agreement or by virtue of the fact that the holder thereof satisfied any retirement eligibility provisions of the applicable award, is outstanding and (i) unvested as of immediately prior to the Closing (or the Applicable Transfer Time with respect to any Delayed Transfer Employees) shall, automatically and without any action on the part of Indigo, the Company or the holder thereof, be cancelled (the “Cancelled Indigo Awards”), and (ii) vested as of immediately prior to the Closing (or the Applicable Transfer Time with respect to any Delayed Transfer Employees), shall remain an obligation of Indigo and its Affiliates other than the Company and its Subsidiaries, in all respects and at all times after the Closing, notwithstanding anything to the contrary in this or any other agreement. Effective no later than fifteen (15) calendar days following the Closing Date, the Purchaser shall grant, or cause the Company or a Subsidiary thereof to grant to each holder of a Cancelled Indigo Award an award representing the right to receive an amount in cash, without interest, equal to (i) for any Cancelled Indigo Award that was an Indigo Long-Term Cash Award, the aggregate value of the unvested portion of such Indigo Long-Term Cash Award or (ii) for any Cancelled Indigo Award that was an Indigo Stock Unit Award, the product of (A) the Indigo VWAP and (B)(1) in the case of an Indigo RSU Award, the number of unvested shares of Indigo Common Stock subject thereto as of immediately prior to the Closing Date (or the Applicable Transfer Time with respect to any Delayed Transfer Employees), or (2) in the case of an Indigo PSU Award the number of unvested shares of Indigo Common Stock subject thereto that would be delivered thereunder as of immediately prior to the Closing Date (or the Applicable Transfer Time with respect to any Delayed Transfer

Employees), assuming target performance (any amount in clause (i) or (ii), the “Replacement Indigo Cash Award Amount” and such award a “Replacement Indigo Cash Award”). Subject to the applicable Transferred Employee’s continued service with the Company and its Subsidiaries after the Closing Date (or the applicable date of transfer with respect to any Delayed Transfer Employee) and through the applicable vesting dates, such Replacement Indigo Cash Award shall vest and become payable at the same time or times as the Cancelled Indigo Award that the Replacement Indigo Cash Award replaced would have vested and been payable pursuant to its terms as of immediately prior to the Closing Date (or the applicable date of transfer with respect to any Delayed Transfer Employee); provided that, with respect to any Replacement Indigo Cash Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code, the amounts due will be paid at a time that does not trigger a Tax or penalty under Section 409A of the Code.
(b)    All amounts payable under Section 7.06(a) are subject to applicable tax withholding obligations. For the avoidance of doubt, the Company shall have no obligation to replace any option to purchase Indigo Common Stock that, as of immediately prior to the Closing, is outstanding and held by a Business Employee.
(c)    Section 7.06(c) of the Company Disclosure Schedule accurately sets forth the following information with respect to each Indigo Stock Unit Award and Indigo Long-Term Cash Award outstanding as of the date of this Agreement, as applicable: (i) the identification number of the holder of such award; (ii) the date on which such award was granted; (iii) whether such award is an Indigo RSU Award, an Indigo PSU Award or an Indigo Long-Term Cash Award; (iv) for any Indigo Stock Unit Award, the number of shares of Indigo Common Stock subject to such award (including, for Indigo PSU Awards, the maximum number of shares of Indigo Common Stock that may be issued in settlement of such award); (v) the applicable vesting schedule, and the extent to which such award is time-vested as of immediately prior to the Closing; (vi) the extent to which the holder of such award has satisfied applicable retirement eligibility provisions as of immediately prior to the Closing; and (vii) to the extent applicable, the date on which such award expires.
(d)    No later than each Award Funding Date, Indigo shall pay, or cause the Sellers to pay, to the Company or a designee thereof, a cash amount equal to the aggregate value of the Replacement Indigo Cash Awards (plus the employer portion of any applicable employer and payroll Taxes) that are scheduled to vest in the calendar quarter in which the Award Funding Date occurs (such Replacement Indigo Cash Awards that are scheduled to vest, the “Vesting Indigo Cash Awards” and such funding amount, the “Quarterly Funded Indigo Cash Award Amount”), decreased by the amount by which the Quarterly Funded Indigo Cash Award Amount for the prior quarter exceeded the amount that became due and payable, and was actually paid, to holders of Vesting Indigo Cash Awards in such prior quarter (the “Indigo Cash Award Funding Excess”) and increased by the amount by which the amount that became due and payable, and was actually paid, to holders of Vesting Indigo Cash Awards in such prior quarter exceeded the Quarterly Funded Indigo Cash Award Amount for such prior quarter (the “Indigo Cash Award Funding Deficit”). In March of each calendar year, commencing in calendar year 2027, the Company shall return to Indigo any Indigo Cash Award Funding Excess rather than crediting such amount to the calculation of the subsequent Quarterly Funded Indigo Cash Award Amount, unless otherwise requested by Indigo in writing. Reasonably in advance of each Award Funding Date, the Company shall provide Indigo with the Quarterly Funded Indigo Cash Award Amount, identifying the extent to which the Indigo Cash Award Funding Excess or Indigo Cash Award Funding Deficit was taken into account in the calculation thereof.
(e)    For Tax purposes, (i) any Quarterly Funded Indigo Cash Award Amount paid by Indigo or the Sellers pursuant to Section 7.06(e) shall be treated (x) 49% as a deemed capital contribution by Indigo or the Sellers, as applicable, to Gryphon JV, (y) 51% as a deemed payment to the Purchaser that is an adjustment to the Final Purchase Price, which amount is then deemed contributed by the Purchaser to Gryphon JV as a deemed capital contribution, and (z) as a series of deemed capital contributions from Gryphon JV through its various Subsidiaries to the Company of the amounts deemed received by Gryphon JV pursuant to clauses (x) and (y) and (ii) any payments by the Company or any Subsidiary of the Company to the applicable Transferred Employees pursuant to the Replacement Indigo Cash Awards shall constitute compensatory payments for services and shall be deductible as such by the Company and its Subsidiaries, as applicable.
Section 7.07    No Third-Party Beneficiaries. Nothing contained in this Article 7 or any other provision of this Agreement (other than Section 6.03 (Director and Officer Liability) and Section 12.06(a) (Binding Effect; Benefit; Assignment)), whether express or implied, shall be construed to (i) create any third-party beneficiary or other rights in any current or former employee, director, consultant, or independent contractor of Indigo or its Affiliates (including any dependent or beneficiary thereof) or any other Person (including any union, works council, or collective bargaining representative or any participant in any Benefit Plan (or any dependent or beneficiary thereof)) other than the Parties to this Agreement, (ii) create any right to employment or continued employment for any specified period or to a particular term or condition of employment, or otherwise interfere with the rights of the Indigo, the Company or any of their respective Affiliates to amend or terminate any employee benefit plans at any time (to the extent permitted by Applicable Laws), discharge or discipline any employee, or change the terms of employment of any employee (to the extent permitted by Applicable Laws), or (iii) amend, terminate or otherwise modify any Benefit Plan or other employee benefit plan of Indigo, the Company or any of their respective Affiliates.
Section 7.08    SERPLUS Plan. The provisions set forth in Section 3.6 of the Employee Matters Agreement shall continue to remain in effect from and after the Closing Date with respect to Indigo’s SERPLUS (as defined in the Employee Matters Agreement).
Section 7.09    EMA Plan Transfers. Except as set forth on Section 7.09 of the Company Disclosure Schedule, as of the date hereof, all assets relating to Altera Plans (as defined in the Employee Matters Agreement) that were required to be transferred to the Company Group pursuant to the Employee Matters Agreement have been so transferred.

ARTICLE 8
TAX MATTERS
Section 8.01    Prohibited Actions. Following the Closing, unless otherwise permitted by this Agreement without the prior consent of the Sellers (which consent shall not be unreasonably withheld, conditioned or delayed), Parent NewCo shall not, and shall cause its Affiliates (including, after Closing, the Company Group) not to, (A) take any action on the Closing Date outside of the ordinary course of business, (B) amend any Tax Return for any Pre-Closing Tax Period, (C) make any Tax election with respect to the Company or any of its Subsidiaries or change any method of Tax accounting or any Tax accounting period of the Company or any of its Subsidiaries, which election or change would be effective on or prior to the Closing Date, or (D) take any action set forth in Section 8.01 of the Company Disclosure Schedule, in each case of clauses (A) through (D), if such action would reasonably be expected to increase any Tax liability of the Sellers or any of their Affiliates with respect to any member of the Company Group for any Pre-Closing Tax Period (including under any indemnity obligation under this Agreement).
Section 8.02    Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, any Transfer Taxes that result from or otherwise arise in connection with the transactions contemplated hereby shall be borne fifty percent (50%) by the Purchaser and fifty percent (50%) by the Sellers; provided that, any Transfer Taxes arising as a result of the Reorganization, the Reclassification or the Separation shall be borne by Indigo. The Party responsible under Applicable Laws for filing the Tax Returns with respect to any such Transfer Taxes shall (i) prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other Parties and (ii) pay to the relevant Taxing Authority any Transfer Taxes shown as due on such Tax Returns, and the other Parties shall pay to such Party, within five (5) Business Days prior to when such Transfer Taxes are required by Applicable Laws to be paid, any portion of such Transfer Taxes they are required to bear under this Section 8.02. The Sellers, the Company and the Purchaser shall, and shall each cause their respective Affiliates to, reasonably cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption, reduction or exclusion from the application or imposition of any Transfer Taxes; provided that none of the Sellers or any of their Affiliates shall be required to file any claim for exemption or exclusion from the application or imposition of any Transfer Taxes, or any claim for any reduction thereof, if any of the Sellers determines in its reasonable discretion that the filing of such claim or any related action would have an adverse effect on the Sellers or any of their Affiliates.
Section 8.03    Preparation of Tax Returns.
(a)    The Sellers shall timely file or cause to be timely filed, when due (taking into account any applicable extension of a required filing date without penalty or addition to Tax), all Tax Returns with respect to Combined Taxes of any Seller Tax Group for all taxable periods (such Tax Returns, “Seller Group Tax Returns”), and shall timely pay all Taxes due and owing with respect to such Seller Group Tax Returns as they relate to the Company Group. The Sellers shall timely file or cause to be timely filed, when due (taking into account any applicable extension of a required filing date without penalty or addition to Tax), all Tax Returns (other than Seller Group Tax Returns) with respect to any member of the Company Group that are required to be filed on or prior to the Closing Date and shall timely pay all Taxes due and owing with such Tax Returns. To the extent that any such Income Tax Return or other material Tax Return would reasonably be expected to have a material and adverse impact on the Purchaser in a period following the Closing, such Income Tax Return or other material Tax Return shall be submitted by the Sellers to the Purchaser for the Purchaser’s review and comment at least twenty (20) days prior to the due date (including any applicable extension), for filing such Tax Return and the Sellers shall consider in good faith the Purchaser’s reasonable comments to such Tax Return.
(b)    Parent NewCo shall prepare and timely file, or cause to be prepared and timely filed (taking into account any applicable extension of a required filing date without penalty or addition to Tax), all Tax Returns with respect to any member of the Company Group (for the avoidance of doubt, other than any Seller Group Tax Return) for taxable periods ending on or prior to the Closing Date and required to be filed after the Closing Date and for any Straddle Tax Period. The Sellers shall pay, or cause to be paid, to Parent NewCo all Taxes of any member of the Company Group with respect to such Tax Returns to the extent allocable to the Pre-Closing Tax Period at least two (2) Business Days before payment of such Taxes (including estimated Taxes) is due to the applicable Taxing Authority; provided, that the Sellers shall not be required to pay or cause to be paid any such Taxes to the extent such Taxes were specifically included as a liability in the calculation of the Closing Indebtedness or the Closing Net Working Capital or otherwise paid or reimbursed by the Sellers or any of their Affiliates. Any such Tax Return (i) shall be prepared in a manner consistent with past practice (taking into account the effects of the Reorganization, the Reclassification, the Pre-Closing Restructuring and the Separation) of the relevant member of the Company Group unless otherwise required by Applicable Law (as determined in good faith consultation with the Sellers), (ii) shall be submitted by Parent NewCo to the Sellers for their review and comment (which reasonable comments shall be incorporated by Parent NewCo) at least twenty (20) days prior to the due date (including any applicable extension) for filing such Tax Return, or if the due date is within twenty (20) days of the Closing Date, as promptly as practical after the Closing Date, and (iii) shall not be filed without the prior written consent of the Sellers (which consent shall not be unreasonably withheld, conditioned or delayed).
Section 8.04    Allocation of Taxes. For purposes of this Agreement, in the case of any Straddle Tax Period, the portion of such Taxes from any such Straddle Tax Period that are allocated to the Pre-Closing Tax Period will be determined as follows: (i) in the case of any Property Taxes, the amount of such Property Taxes attributable to the Pre-Closing Tax Period of such Straddle Tax Period will be deemed to be the amount of such Property Taxes for the entire Straddle Tax Period, multiplied by a fraction, the numerator of which is the number of days in such Straddle Tax Period ending on and including the Closing Date, and the denominator of which is the total number of days in the entire Straddle Tax Period; and (ii) in the case of any other Taxes that are not Property Taxes or Transfer Taxes, the amount of any such Taxes attributable to the Pre-Closing Tax Period of such Straddle Tax Period will be calculated based on the interim closing of the books as of and including the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for amortization or depreciation, shall be apportioned on a daily basis; provided, further, that any Taxes of any member of the Company Group arising as a result of any income inclusion under Section 951 or 951A of the Code shall be deemed to arise in a Pre-Closing Tax Period to the extent such inclusion is attributable to the income of a non-U.S. entity arising in any Pre-Closing Tax Period with such inclusion calculated as if the taxable year (as determined for U.S. federal income tax purposes) of such non-U.S. entity ended on the Closing Date. Notwithstanding anything in this Agreement to the contrary, no Party shall, or permit its Affiliates to, make an election under Treasury Regulations Section 1.1502-76(b)(2)(ii) (or any similar provision of state, local or foreign law) to ratably allocate items of income, gain, deduction, loss and credit of any member of the Company Group.
Section 8.05    Refunds and Credits.
(a)    The Sellers shall be entitled to any refunds of Taxes, or credits in lieu thereof, received by the Company or Parent NewCo, or any of their respective Affiliates that are attributable to a Pre-Closing Tax Period of any member of the Company Group or otherwise relates to Taxes with respect to which the Sellers or any of their Affiliates (other than any member of the Company Group) are economically responsible, in each case, to the extent such Tax refund (or credit in lieu thereof) is attributable to Taxes for which the Sellers or their Affiliates were economically responsible (any such Tax refund or credit in lieu thereof, a “Tax Refund”); provided that the Sellers shall not be entitled to the amount of any Tax Refund to the extent (A) such amount was specifically included in the calculation of the Closing Indebtedness or the Closing Net Working Capital, or (B) such Tax Refund is the result of a carryback of a loss or other Tax asset or attribute generated after the Closing Date.
(b)    Parent NewCo and the Company shall use reasonable best efforts to obtain any such Tax Refunds. Upon the Company’s or Parent NewCo’s, or any of their respective Affiliate’s, receipt of any such Tax Refund (including the use of any such Tax Refund to offset Taxes of Parent NewCo, the Company or their Affiliates by filing a Tax Return), the Company or Parent NewCo, as relevant, shall (i) promptly notify the Sellers in writing and (ii) pay to the Sellers the amount of such Tax Refund no later than thirty (30) Business Days after receipt or use of such Tax Refund; provided that such payment shall be net of any reasonable costs, expenses and Taxes of Parent NewCo, the Company or any of their Affiliates incurred in obtaining or paying over the Tax Refund.
(c)    Notwithstanding the foregoing, if any Tax Refund to which the Sellers would be entitled pursuant to this Section 8.05 is the subject of a pending Tax Contest or of which Parent NewCo, the Company, or any of their respective Affiliates has been notified no later than twenty (20) Business Days following the receipt or use of such Tax Refund that such Tax Refund is or will be the subject of a Tax Contest, the Sellers shall not be entitled to such Tax Refund until the completion of such Tax Contest, which shall be conducted in accordance with Section 8.06. Notwithstanding anything to the contrary in this Agreement, the Company, Parent NewCo and their respective Affiliates shall not be required to seek or otherwise obtain any Tax Refund for any taxable period, if such action would have a disproportionate (relative to the amount of the Tax Refund) and adverse effect on the Company, Parent NewCo or any of their respective Affiliates. In the event any amount of any Tax Refund previously paid to the Sellers pursuant to this Section 8.05 is clawed back or otherwise required to be repaid to the applicable Taxing Authority, the Sellers shall promptly (and in all events, within ten (10) Business Days of Parent NewCo’s written request) pay such amount (together with any penalties and interest in relation thereto) back to Parent NewCo to be repaid to the applicable Taxing Authority.
(d)    For applicable Tax purposes, the Sellers and Parent NewCo and each of their respective Affiliates shall treat all payments made pursuant to this Section 8.05 as an adjustment to the Final Purchase Price to the fullest extent permitted by Applicable Law.
Section 8.06    Tax Contest Procedures.
(a)    Parent NewCo and the Company, on the one hand, and the Sellers, on the other hand, shall promptly, and in any event within thirty (30) days of the receipt thereof, notify each other upon receipt by such Party of written notice of any inquiry, claim, assessment, audit or other Tax Contest relating to the Taxes or Tax Returns of any member of the Company Group with respect to any Pre-Closing Tax Period or Straddle Tax Period (other than, in the case of the Sellers, such Tax Contest as relates to the Seller Tax Group generally, as opposed to a member of the Company Group in particular, or to a Seller Group Tax Return); provided that the failure of any Party to give notice as provided in this Section 8.06 shall not relieve the other Parties of their obligations under Article 11, except to the extent that such failure adversely prejudices the rights of such other Parties.
(b)    Notwithstanding anything to the contrary in this Agreement, the Sellers (or their applicable Affiliate) shall have control over (i) any Tax Contest with respect to any Seller Group Tax Return (a “Seller Group Tax Contest”) or (ii) any Tax Contest (other than a Seller Group Tax Contest) with respect to the Taxes or Tax Returns of any member of the Company Group with respect to any Pre-Closing Tax Period or Straddle Tax Period (but only including Straddle Tax Periods for which there are more days in the pre-Closing Date portion of the period as compared to the post-Closing Date portion of the period) (a “Company Group Tax Contest”), at the Sellers’ sole cost and expense; provided that (i) the Sellers shall keep Parent NewCo reasonably informed of the progress of any Company Group Tax Contest, (ii) Parent NewCo shall be entitled to participate in any Company Group Tax Contest and attend any meetings or conferences with the relevant Taxing Authority, (iii) to the extent the settlement of any Company Group Tax Contest would reasonably be expected to have an adverse impact on Parent NewCo, the Sellers shall offer Parent NewCo an opportunity to review and provide reasonable comments before submitting any material written correspondence prepared or furnished to a Taxing Authority in connection with such Company Group Tax Contest and shall not settle, compromise or abandon such Company Group Tax Contest without the prior written consent of Parent NewCo (which consent shall not be unreasonably withheld, conditioned or delayed), and (iv) the Sellers shall defend any Company Group Tax Contest diligently and in good faith. With respect to Tax Contests (other than Seller Group Tax Contests and Company Group Tax Contests) that relate to a Straddle Tax Period or Taxes for which the Sellers or any of their Affiliates are economically responsible, (A) Parent NewCo shall keep the Sellers reasonably informed of the progress of any such Tax Contest, (B) the Sellers shall be entitled to participate in any such Tax Contest at their own expense and attend any meetings or conferences with the relevant Taxing Authority, (C) to the extent the settlement of any such Tax Contest would reasonably be expected to have an adverse impact on the Sellers, the Parent Newco shall offer the Sellers an opportunity to review and provide reasonable comments before submitting any material written correspondence prepared or furnished to a Taxing Authority in connection with such Tax Contest and shall not settle, compromise or abandon such Tax Contest without the prior written consent of the Sellers (which consent shall not be unreasonably withheld, conditioned or delayed), and (D) Parent Newco shall defend any such Tax Contest diligently and in good faith. For the avoidance of doubt, Parent Newco shall not have the right to participate in any Seller Group Tax Contest.
(c)    In the event of any conflict or overlap between the provisions of this Section 8.06 and Section 11.03, the provisions of this Section 8.06 shall control.
Section 8.07    Tax Sharing Agreements. On or prior to the Closing Date, Indigo and the Company shall terminate, or cause to be terminated, any and all existing Tax Sharing Agreements between any member of the Company Group and any member of the Indigo Group, and none of the parties to such Tax Sharing Agreements shall have any rights or obligations to each other after the Closing in respect of such Tax Sharing Agreements.
Section 8.08    Cooperation. Following the Closing, Parent NewCo, the Sellers and the Company each agree to furnish or cause to be furnished to each other, upon reasonable request and using reasonable best efforts, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company or any of its Subsidiaries, as is reasonably requested for the filing of any Tax Returns or for the preparation of any Tax audit or proceeding. Parent NewCo and the Sellers shall (i) retain all books and records with respect to Taxes pertaining to the Company and its Subsidiaries until the expiration of any applicable statute of limitations and abide by all record retention agreements entered into with any Taxing Authority for all periods required by such Taxing Authority, and (ii) use reasonable best efforts to provide the other Party with at least thirty (30) days’ prior written notice before destroying any such books and records, during which period the notified Party can elect to take possession, at its own cost and expense, of such books and records.
Section 8.09    Tax Elections. The Sellers shall make a timely and valid election pursuant to Treasury Regulations Section 1.1502-36(d)(6)(i) to reduce the Sellers’ Tax bases in the shares of the Company up to the amount necessary to avoid any reduction in the amount of the Tax basis of any assets of the Company and its Subsidiaries pursuant to Treasury Regulations Section 1.1502-36(d)(4)(ii)(B) and the suspension of any amount pursuant to Treasury Regulations Section 1.1502-36(d)(4)(ii)(C)(1). Following the Closing, the Parties shall cause an election to be made with respect to each of Parent NewCo, Intermediate NewCo and Acquire NewCo, effective prior to the time of the Merger, to treat such entity as an association taxable as a corporation for U.S. federal income tax purposes, and, for tax years immediately following the Sale, Parent NewCo and its Subsidiaries shall file consolidated income tax returns, as provided in

Sections 1501 through 1504 of the Code (or any corresponding or similar provision of state or local law), to the extent permitted by Applicable Law.
ARTICLE 9
CONDITIONS TO THE CLOSING
Section 9.01    Conditions to the Obligations of Each Party. The obligations of each Party to consummate the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing or (where permitted by Applicable Law) written waiver by Indigo and the Purchaser of the following conditions:
(a)    There shall not exist or have been issued by any court of competent jurisdiction and remain in effect any restraining order, preliminary or permanent injunction or other order, directly or indirectly, preventing the consummation of the Closing, nor shall any Applicable Law or order be in effect or have been promulgated, entered, enforced, enacted or issued by any Governmental Authority which directly or indirectly prohibits, or makes illegal, the consummation of the Closing (each a “Closing Legal Impediment”).
(b)    (i) The waiting period (and any extension thereof), and any commitments by the Parties not to close before a certain date under a timing agreement entered into with a Governmental Authority, applicable to the consummation of the Closing under the HSR Act shall have expired or early termination thereof shall have been granted and (ii) the other Required Regulatory Approvals shall have been made, obtained or effected, and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated.
Section 9.02    Conditions to the Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated hereby are further subject to the satisfaction at or prior to the Closing or (where permitted by Applicable Law) written waiver by the Purchaser of the following conditions:
(a)    (i) Each of the representations and warranties contained in Section 3.01 (Organization and Good Standing), Section 3.02 (Authority), Section 3.03(a)(i) (Non-Contravention), Section 3.04 (Title and Ownership), Section 3.05 (Finders’ Fees), Section 4.01 (Organization and Good Standing), Section 4.02 (Authority), Section 4.03(a)(i) (Non-Contravention), Section 4.04(a) (Capital Stock), and Section 4.25 (Finders’ Fees) shall be true and correct in all respects (except for Section 4.04(a) (Capital Stock) which shall be true and correct in all respects except for any de minimis inaccuracy) at and as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true and correct in all respects (except for Section 4.04(a) (Capital Stock) which shall be true and correct in all respects except for any de minimis inaccuracy) as of such specified time); (ii) each of the representations and warranties contained in Section 4.06 (Sufficiency of Assets; Title to Assets) (other than with respect to patent licenses Indigo or its Affiliates (other than any such licenses to which the Company or its Subsidiaries is a party) have entered from time-to-time with third parties, pursuant to which

Indigo or its Affiliates may receive patent licenses from such third parties, which patent licenses Indigo or its Affiliates will retain) shall be true and correct in all material respects at and as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true and correct in all material respects as of such specified time); provided, that if the failure of any of the representations and warranties contained in Section 4.06 (Sufficiency of Assets; Title to Assets) to be true and correct in all material respects is solely due to a failure to complete components of the Separation that are not set forth on Schedule D (Certain Conditions) attached hereto, then the condition set forth in this Section 9.02(a)(ii) shall nonetheless be deemed satisfied; and (iii) each of the other representations and warranties of the Sellers and the Company contained in this Agreement (disregarding all materiality, Seller Material Adverse Effect, Company Material Adverse Effect or similar qualifications contained therein) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date with the same force and effect as if made on and as of such date (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true and correct as of such specified time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect or a Company Material Adverse Effect, as applicable.
(b)    Each of the Sellers and the Company shall have performed and complied in all material respects with the obligations, agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Effective Time.
(c)    Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.
(d)    As of the Closing, the Purchaser shall have received:
(i)    from each of the Sellers, a duly completed Internal Revenue Service Form W-9;
(ii)    from each of Indigo, Indigo Americas and the Company (or such Party’s applicable Affiliate thereof), as applicable, a duly executed counterpart to each of the following Ancillary Agreements (1) the Penang Lease Amendment; (2) the Transition Services Agreement; (3) the Limited Partnership Agreement; (4) the IP Matters Agreement; (5) the Subcontract Novation Agreement; (6) the Master Services Agreement; (7) the Teaming MOU; and (8) the Manufacturing Agreement;
(iii)    from Indigo, a certificate signed by an executive officer of Indigo and dated as of the Closing Date certifying as to the satisfaction of the conditions specified in Sections 9.02(a), 9.02(b), 9.02(c) and 9.02(e);
(iv)    from each of Indigo and Indigo Americas, a duly executed assignment of stock and stock transfer powers in respect of the Purchased Shares in form and substance reasonably acceptable to the Purchaser;

(v)    a certificate of good standing of each of Parent NewCo and the Company from the Secretary of State of the State of Delaware dated no earlier than five (5) Business Days prior to the Closing Date; and
(vi)    if there are any applicable Liens, evidence of the discharge of such Liens (other than Permitted Liens) on the Purchased Shares.
(e)    As of the Closing, the Sellers and their Affiliates shall have completed those items set forth on Schedule D attached hereto.
Section 9.03    Conditions to the Obligation of the Sellers and the Company. The obligations of each of the Sellers and the Company to consummate the transactions contemplated hereby is further subject to the satisfaction at or prior to the Closing or (where permitted by Applicable Law) written waiver by Indigo of the following conditions:
(a)    (i) Each of the representations and warranties of the Purchaser set forth in Section 5.01 (Organization and Good Standing), Section 5.02 (Authority), Section 5.03(a)(i) (Non-Contravention) and Section 5.10 (Finders’ Fees) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date with the same force and effect as if made on and as of such date (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true and correct in all respects as of such specified time); and (ii) each of the other representations and warranties of the Purchaser contained in this Agreement (disregarding all materiality, Purchaser Material Adverse Effect or similar qualifications contained therein) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date with the same force and effect as if made on and as of such date (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true and correct as of such specified time), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
(b)    The Purchaser shall have performed and complied in all material respects with the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.
(c)    As of the Closing, Indigo shall have received from the Purchaser:
(i)    a duly executed counterpart to the Limited Partnership Agreement; and
(ii)    a certificate signed by an executive officer of the Purchaser and dated as of the Closing Date certifying as to the satisfaction of the conditions specified in Sections 9.03(a) and 9.03(b).
Section 9.04    Waiver of Closing Conditions. For the avoidance of doubt, no waiver of any condition to the Closing contemplated by this Article 9 shall (a) be deemed to be or constitute a waiver of any other provision hereof or (b) modify, narrow or otherwise adversely affect any of the waiving Party’s other rights hereunder or under any Ancillary Agreement (including the right to the remedies contemplated hereby and thereby).
ARTICLE 10
TERMINATION
Section 10.01    Termination. This Agreement may be terminated, and the transactions contemplated hereby abandoned, at any time prior to the Effective Time:
(a)    by mutual written agreement of Indigo and the Purchaser; or
(b)    by either Indigo or the Purchaser, if:
(i)    the Effective Time shall not have occurred on or before August 12, 2025 (the “End Date”); provided that if on the End Date, any of the conditions set forth in Section 9.01(b) or Section 9.01(a) (to the extent relating to the matters set forth in Section 9.01(b) or otherwise arising under Antitrust Law or Foreign Direct Investment Law), shall not have been satisfied, then the End Date shall be automatically extended to December 10, 2025, and such date shall become the End Date for purposes of this Agreement; provided, further, that if on December 10, 2025, any of the conditions set forth in Section 9.01(b) or Section 9.01(a) (to the extent relating to the matters set forth in Section 9.01(b) or otherwise arising under Antitrust Law or Foreign Direct Investment Law), shall not have been satisfied, then the End Date shall be automatically extended to April 14, 2026, and such date shall become the End Date for purposes of this Agreement; provided, further, that if the first notice provided by Indigo pursuant to Section 6.05(g)(i)(B) is provided within thirty (30) days of the then-applicable End Date, the End Date shall be automatically extended for a period of thirty (30) days from the date such notice was provided by Indigo; provided, further, that (x) if all of the conditions set forth in Article 9 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date) on a date that occurs on or prior to the End Date but (y) the Closing would thereafter occur in accordance with Section 2.05 on a date (the “Specified Date”) that occurs within three (3) Business Days after such End Date, then the End Date shall automatically be extended to such Specified Date and the Specified Date shall become the End Date for purposes of this Agreement; and provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any Party whose material breach of any provision of this Agreement shall have been the primary cause of the failure of the Closing to be consummated by such time (the breach, act or failure to act of the Company or Indigo Americas shall also be deemed to be the breach, act or failure to act of Indigo under this Section 10.01(b)(i)); or
(ii)    if a Closing Legal Impediment shall be in effect and shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any Party whose material breach of any provision of this Agreement shall have been the primary cause of such Closing Legal Impediment (the breach, act or failure to act of the Company or Indigo Americas shall also be deemed to be the breach, act or failure to act of Indigo under this Section 10.01(b)(ii)); or
(c)    by the Purchaser:
(i)    if a breach or failure to be true of any representation or warranty of the Sellers set forth in Article 3 or the Sellers or the Company set forth in Article 4 or breach or failure to perform any covenant or agreement set forth in this Agreement on the part of the Sellers or the Company shall have occurred, in each case, such that the conditions set forth in Section 9.02(a), Section 9.02(b) or Section 9.02(c) would not be satisfied (each, an “Indigo Terminating Breach”) and cannot be cured or, if capable of being cured, shall not have been cured, following receipt by Indigo from the Purchaser of written notice of such breach or failure, by the earlier of (x) thirty (30) days after receipt of such notice from the Purchaser and (y) the date that is two (2) days prior to the End Date; provided that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 10.01(c)(i) if there is an uncured Purchaser Terminating Breach at the time the Purchaser seeks to terminate under this Section 10.01(c)(i); or
(d)    by Indigo:
(i)    if a breach or failure to be true of any representation or warranty of the Purchaser set forth in Article 5 or breach or failure to perform any covenant or agreement set forth in this Agreement on the part of the Purchaser shall have occurred, in each case, such that the conditions set forth in Section 9.03(a) or Section 9.03(b) would not be satisfied (each, a “Purchaser Terminating Breach”) and cannot be cured or, if capable of being cured, shall not have been cured, following receipt by the Purchaser from Indigo of written notice of such breach or failure, by the earlier of (x) thirty (30) days after receipt of such notice from Indigo and (y) the date that is two (2) days prior to the End Date; provided that Indigo shall not have the right to terminate this Agreement pursuant to this Section 10.01(d)(i) if there is an uncured Indigo Terminating Breach at the time Indigo seeks to terminate under this Section 10.01(d)(i); or
(ii)    if (A) all of the conditions set forth in Article 9 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), (B) the Purchaser fails to consummate the Closing within three (3) Business Days following the date the Closing should have occurred pursuant to Section 2.05 (the “Anticipated Closing Date”), (C) the Sellers and the Company stood ready, willing and able to consummate the Closing on that date and continue to stand ready, willing and able to do so and Indigo (on behalf of the Sellers and the Company) has given the Purchaser an irrevocable written notice on or prior to the Anticipated Closing Date confirming that fact and that all of the conditions set forth in Section 9.03 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), (D) the Sellers and the Company have given the Purchaser a written notice at least two (2) Business Days prior to such termination stating Indigo’s intention to terminate this Agreement pursuant to this Section 10.01(d)(ii) if the Purchaser fails to consummate the Closing within five (5) Business Days following the Anticipated Closing Date and (E) the Purchaser fails to consummate the Closing within five (5) Business Days following the Anticipated Closing Date (it being understood that during the pendency of the five (5)-Business Day period following the Anticipated Closing Date, Indigo shall not be entitled to terminate this Agreement pursuant to this Section 10.01(d)(ii) and neither Indigo nor the Purchaser shall be entitled to terminate this Agreement pursuant to Section 10.01(b)(i)).
The Party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of termination to the other Party specifying the reasons for such termination.
Section 10.02    Effect of Termination. If this Agreement is validly terminated pursuant to Section 10.01, this Agreement shall immediately become void and of no effect without liability of any Party (or any member, stockholder, equityholder, director, officer, employee, agent, Affiliate, consultant or representative of such Party) to any other Party hereto; provided that, subject to Section 10.03 (including the limitation on liability set forth therein), such termination shall not relieve any Party for liabilities and damages incurred or suffered by another Party as a result of any intentional fraud or willful breach by such first Party of any provision of this Agreement occurring prior to such termination (it being understood that any failure of any Party to consummate the transactions contemplated hereby if and when it is obligated to do so hereunder shall be deemed to be a willful breach); provided, further, that this Section 10.02, Section 10.03, Article 12 (including, for the avoidance of doubt, Section 12.04), the Guarantee and the Confidentiality Agreement shall survive any termination hereof pursuant to Section 10.01 and remain in full force and effect. Prior to the termination of this Agreement, no Party shall be prevented from exercising any rights or remedies it may have under Section 12.14 (subject to the terms thereof) in lieu of terminating this Agreement pursuant to Section 10.01.
Section 10.03    Purchaser Termination Fee; Purchaser Damages Limitation; Other Costs and Expenses.
(a)    Purchaser Termination Fee.
(i)    If this Agreement is validly terminated by Indigo pursuant to (A) Section 10.01(d)(i) as a result of a Fee-Triggering Breach by the Purchaser of Section 6.05(b) that causes an incurable failure of any of the conditions set forth in Section 9.01(b) or Section 9.01(a) (to the extent relating to the matters set forth in Section 9.01(b)) or (B) Section 10.01(d)(ii), then, in the case of either clause (A) and clause (B), the Purchaser shall pay or cause to be paid to Indigo in immediately available cash an amount equal to $400,000,000 (the “Purchaser Termination Fee”), within two (2) Business Days after the Purchaser’s receipt of the notice of such valid termination.

(ii)    Notwithstanding anything to the contrary set forth in this Agreement (including this Article 10), each of the Parties expressly acknowledges and agrees that in the event that this Agreement is validly terminated under circumstances where the Purchaser Termination Fee is due and payable, the receipt by Indigo of the Purchaser Termination Fee, together with any Enforcement Costs shall be the sole and exclusive remedy of the Indigo Related Parties against the Purchaser Related Parties (including, for the avoidance of doubt, any Debt Financing Related Party), and shall be deemed to be liquidated damages for, any and all Losses or damages of any kind (whether in tort, contract or otherwise) suffered or incurred by the Indigo Related Parties arising out of, relating to, or in connection with this Agreement (and the termination hereof), the Ancillary Agreements, any of the transactions contemplated hereby and thereby (and the abandonment thereof), any breach (whether willful, intentional, unilateral or otherwise) of any covenant or agreement or otherwise in respect of this Agreement, the Ancillary Agreements or any oral representation made or alleged to be made in connection herewith or therewith, or any matter forming the basis for such termination, including for a breach of Section 2.01 as a result of the Debt Financing not being available to be drawn down or otherwise arising from the Financing or the commitments therefor or in respect of any oral representation made or alleged to be made in connection herewith or therewith, and none of the Indigo Related Parties or any other Person shall be entitled to bring or maintain, and Indigo shall not permit any Indigo Related Party to bring or maintain, any claim, Action or proceeding against the Purchaser or any other Purchaser Related Party (including, for the avoidance of doubt, any Debt Financing Related Party) arising out of, relating to, or in connection with, this Agreement, the Ancillary Agreements, any of the transactions contemplated hereby and thereby (and the abandonment thereof), any breach (whether willful, intentional, unilateral or otherwise) of any covenant or agreement or otherwise in respect of this Agreement, the Ancillary Agreements or any oral representation made or alleged to be made in connection herewith or therewith, or any matter forming the basis for such termination, including for a breach of Section 2.01 as a result of the Debt Financing not being available to be drawn down or otherwise arising from the Financing or the commitments therefor or in respect of any oral representation made or alleged to be made in connection herewith or therewith.
(iii)    Notwithstanding anything to the contrary in this Agreement, each of the Sellers and the Company will be entitled to seek an injunction or specific performance as provided in Section 12.14, except that, although each of the Sellers and the Company, in their respective sole discretion, may determine its choice of remedies under this Agreement, including by pursuing specific performance in accordance with, and subject to the applicable limitations in, Section 12.14 and the Equity Commitment Letter (and, if the applicable Sellers or the Company so elects, doing so concurrently with seeking monetary damages and/or payment of the Purchaser Termination Fee pursuant to this Section 10.03(a), in each case, in accordance with, and subject to the limitations in, this Agreement (including this Section 10.03 and the Purchaser Damages Limitation) and the Guarantee), under no circumstances shall any of the Sellers, the Company or any Indigo Related Party, either individually or collectively, be permitted or entitled to receive (A) both (x) a grant of specific performance of the obligation to close or other form of equitable relief ordering the Purchaser to consummate the Closing as contemplated by Section 12.14 or otherwise and (y) any monetary damages, including all or any portion of the Purchaser Termination Fee, together with any Enforcement Costs, or (B) both (x) the Purchaser Termination Fee, together with any Enforcement Costs, and (y) any other monetary damages in addition to the payment contemplated by the immediately foregoing clause (B)(x).
(iv)    The Parties acknowledge and agree that the agreements contained in this Section 10.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Each of the Parties further acknowledges that the payment of the Purchaser Termination Fee specified in this Section 10.03, as applicable, is not a penalty, but is liquidated damages in a reasonable amount that will compensate such other Parties, as applicable, in the circumstances in which such fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary contained herein, in no event shall the Purchaser be required to pay the Purchaser Termination Fee on more than one occasion whether or not the Purchaser Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.
(b)    Purchaser Damages Limitation. Notwithstanding anything to the contrary set forth in this Agreement (including this Article 10) or any Ancillary Agreement, each of the Parties expressly acknowledges and agrees that: under circumstances where the Purchaser Termination Fee is not payable, Indigo’s right to (i) terminate this Agreement, (ii) seek a monetary damages award solely in accordance with the provisions of, and subject to the applicable limitations in, this Agreement (including Section 10.02 and the Purchaser Damages Limitation) and the Guarantee, (iii) seek specific performance solely in accordance with, and subject to the applicable limitations in, this Agreement (including Section 12.14) and the Equity Commitment Letter, (iv) seek the amounts payable pursuant to Section 6.13(f), (v) bring any claims or otherwise pursue any Action in accordance with, and subject to the limitations in, the Guarantee, (vi) bring any claims or otherwise pursue any Action under the Confidentiality Agreement, or (vii) bring any claims or otherwise pursue any Action under the Separation Agreement, in each case of the foregoing subclauses (i)-(vii), shall constitute the sole and exclusive remedy of the Indigo Related Parties for any and all Losses of any kind (whether in tort, contract or otherwise) suffered or incurred by the Indigo Related Parties arising out of, relating to, or in connection with this Agreement, the Separation Agreement, the Equity Commitment Letter, the Guarantee, the Equity Financing, the Debt Financing or the transactions contemplated hereby or thereby (including, the abandonment thereof or any breach thereof by any of the Purchaser Related Parties (whether willful, intentional, unilateral or otherwise)), or actions under Applicable Law arising out of any such breach, termination or failure; provided that under no circumstances (including Section 10.02) will the collective monetary damages

(including consequential, special, indirect or punitive damages) payable by the Purchaser (or any Purchaser Related Party) pursuant to the foregoing subclauses (ii) and (vii), taken together, exceed, in the aggregate, an amount equal to $400,000,000 plus any Enforcement Costs (collectively, the “Purchaser Damages Limitation”); provided, further, that except as provided in the foregoing subclauses (i)-(vii), none of the Indigo Related Parties shall seek to recover any other Losses or damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any such Losses or damages (including in respect of any oral representation made or alleged to be made in connection herewith). Nothing in this Section 10.03(b) will preclude any liability of the Debt Financing Sources to the Company (following the Closing) or the Purchaser under the definitive agreements relating to the Debt Financing or limit the Company Group (following the Closing) or any of the Purchaser Related Parties (including, for the avoidance of doubt, any Debt Financing Related Party) from seeking to recover any such Losses or damages or obtain specific performance or equitable relief from or with respect to any Debt Financing Source pursuant to the definitive agreements relating to the Debt Financing. Notwithstanding anything to the contrary in this Agreement, other than (i) the obligations of the Equity Investor (and its successors and assigns) under, and pursuant to the terms of, the Equity Commitment Letter, (ii) the obligations of the Purchaser (and its successors and assigns) under, and pursuant to the terms of, (x) this Agreement (subject to the limitations herein, including the Purchaser Damages Limitation), (y) the Separation Agreement (subject to the limitations herein, including the Purchaser Damages Limitation), and (z) the Equity Commitment Letter, (iii) the obligations of the Purchaser and its Representatives (as defined in the Confidentiality Agreement) (and their respective successors and assigns) under, and pursuant to the terms of, the Confidentiality Agreement (subject to the limitations therein), and (iv) the obligations of the Equity Investor (and its successors and assigns) under, and pursuant to the terms of, the Guarantee, in no event will any Purchaser Related Party or any other Person other than the Purchaser have any liability for monetary damages to the Sellers, the Company or any other Person relating to or arising out of this Agreement or the transactions contemplated by this Agreement or the Separation Agreement.
(c)    Other Costs and Expenses. The Parties acknowledge that the agreements contained in this Section 10.03 are an integral part of the transactions contemplated hereby and that, without these agreements, none of the Parties would enter into this Agreement. Accordingly, if the Purchaser fails promptly to pay, or cause to be paid, the Purchaser Termination Fee to Indigo pursuant to this Section 10.03, (i) the Purchaser shall also pay, or cause to be paid, to Indigo any reasonable and documented out-of-pocket costs and expenses incurred by Indigo in connection with an Action to enforce this Agreement that results in a judgment against the Purchaser for such amount payable pursuant to this Section 10.03 and (ii) the Purchaser shall pay, or cause to be paid, to Indigo interest on such overdue amount (for the period commencing as of the date that such overdue amount was originally required to be paid pursuant to this Section 10.03 and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made plus five percent (5%), or such lesser rate per annum that is the maximum permitted under Applicable Law (any such amounts under this Section 10.03(c), the “Enforcement Costs”).

ARTICLE 11
INDEMNIFICATION
Section 11.01    Indemnification by Indigo.
(a)    Subject to the provisions of this Article 11, effective as of and after the Closing, Indigo shall indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the Purchaser Indemnitees from and against, and shall reimburse such Purchaser Indemnitees with respect to, any and all Losses that are incurred or suffered by any of the Purchaser Indemnitees, or to which any Purchaser Indemnitee may otherwise become subject (regardless of whether or not such Losses relate to any Third-Party Claim), to the extent arising out of, relating to or resulting from:
(i)    any Excluded Liability;
(ii)    any Indemnified Tax;
(iii)    the matters set forth in Section 11.01 of the Seller Disclosure Schedule, subject to the terms and limitations therein; or
(iv)    any breach of any covenant or agreement of Indigo or its Affiliates (other than the Company Group) contained in this Agreement that by its terms contemplates performance or compliance exclusively after the Closing.
(b)    Notwithstanding anything in this Agreement to the contrary, an Indemnifying Party (whether under Section 11.01(a) or Section 11.02, but not including Section 11.01(a)(iii)) shall not be required to indemnify or hold harmless any Indemnitee against, or reimburse any Indemnitee for, any Losses to the extent that (i) such Losses or the related Liabilities are included in the Closing Net Working Capital, the Closing Cash, the Closing Indebtedness or Transaction Expenses, in each case, as finally determined pursuant to this Agreement or (ii) a claim for such Losses is first asserted after the date that is the later of (x) twelve (12) months following the Closing Date and (y) forty-five (45) days after the expiration of the Services (as defined in the Transition Services Agreement) provided under the Transition Services Agreement (but excluding any Enclave Services (as defined in the Transition Services Agreement)) (it being acknowledged and agreed that if a claim for Losses is asserted prior to such date, such claim shall survive until fully resolved in accordance with the terms and conditions hereof).
Section 11.02    Indemnification by the Company. Subject to the provisions of this Article 11, effective as of and after the Closing, the Company shall indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the Indigo Indemnitees from and against, and shall reimburse such Indigo Indemnitees with respect to, any and all Losses that are incurred or suffered by any of the Indigo Indemnitees, or to which any Indigo Indemnitee may otherwise become subject (regardless of whether or not such Losses relate to any Third-Party Claim), to the extent arising out of, relating to or resulting from:
(i)    any Company Liability (other than any Liability for Indemnified Taxes); or
(ii)    any breach of any covenant or agreement of the Company (including as an Affiliate of the Purchaser following the Closing) contained in this Agreement that by its terms contemplates performance or compliance exclusively after the Closing.
Section 11.03    Procedures for Third-Party Claims.
(a)    Notice of Third-Party Claims. If an Indemnitee shall receive notice or otherwise learn of the assertion by a Person (including any Governmental Authority) who is not a member of the Indigo Group or the Purchaser or any of its Affiliates (including, after the Closing, the Company Group) of any claim or of the commencement by any such Person of any Action (collectively, a “Third-Party Claim”) with respect to which an Indemnifying Party may be obligated to provide indemnification, Indigo or the Purchaser (as applicable and on behalf of the Indemnitee) will ensure that such Indemnitee shall give such Indemnifying Party written notice thereof (a “Third-Party Claim Notice”) within thirty (30) days after becoming aware of such Third-Party Claim. Any such Third-Party Claim Notice shall describe the Third-Party Claim in reasonable detail, including the nature of such Third-Party Claim, the basis therefor, the amount and calculation of the Losses (if then known) for which the Indemnitee is entitled to indemnification under this Article 11 (and a good faith estimate of any such future Losses relating thereto), and the provision(s) of the Agreement in respect of which such Losses shall have been incurred or suffered, and shall include a copy of any material documentation received from the Person asserting such Third-Party Claim. Notwithstanding the foregoing, the delay or failure of any Indemnitee or other Person to timely deliver a Third-Party Claim Notice as provided in this Section 11.03 shall not relieve the related Indemnifying Party of its obligations under this Article 11, except to the extent that such Indemnifying Party is actually and materially prejudiced by such delay or failure to give notice.
(b)    Defense by Indemnifying Party.
(i)    Following receipt of a Third-Party Claim Notice, an Indemnifying Party shall be entitled to participate in the defense of such Third-Party Claim and may, by written notice to the Indemnitee no later than thirty (30) days following receipt of such Third-Party Claim Notice at its cost, risk and expense, elect to proceed with, and to control, the defense of such Third-Party Claim on its own, with counsel reasonably approved by the Indemnitee seeking indemnification, which approval shall not be unreasonably withheld. If the Indemnifying Party so elects to proceed with the defense of a Third-Party Claim, the Indemnitee shall be entitled to participate in, but not control, the defense of such Action at its own cost and expense and to employ separate legal counsel at its own cost and expense, which legal counsel shall cooperate with the Indemnifying Party and its legal counsel; provided that if such participation by the Indemnitee is expressly requested by the Indemnifying Party in writing, the Indemnitee shall be entitled to participate with separate counsel at the expense of the Indemnifying Party, in which case the Indemnifying Party shall not be required to pay for more than one such outside counsel (plus any appropriate local counsel) for all Indemnitees in connection with such Third-Party Claim. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the control and defense of such Third-Party Claim if: (A) such Third-Party Claim relates to, or arises in connection with, a criminal or quasi-criminal Action; (B) a material conflict of interest exists between the applicable Indemnitee and the Indemnifying Party with respect to the defense of such Third-Party Claim (including as a result of existing specific defenses available to the Indemnitee that are different from or additional to those available to the Indemnifying Party and that could be materially adverse to the Indemnifying Party); (C) upon petition by the Indemnitee, an appropriate court of competent jurisdiction rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such Third-Party Claim; (D) the Third-Party Claim seeks an order, injunction or other equitable relief or relief other than money damages against the Indemnitee; or (E) the Third-Party Claim is brought by a counterparty with a material business relationship with the Indemnitee.
(ii)    If the Indemnifying Party so elects to control and defend any such Third-Party Claim, by so electing to control and defend such Third-Party Claim, the Indemnifying Party will be deemed to have irrevocably and unconditionally (A) acknowledged and agreed that such Third-Party Claim represents an indemnifiable matter under this Agreement and (B) waived its right to make any claim that any Losses suffered by the Indemnitee are not indemnifiable hereunder (subject to the applicable limitations contained herein). The Indemnifying Party shall obtain the prior written consent of the Indemnitee before consenting to the entry of any judgment with respect to any Third-Party Claim, entering into any settlement or compromise of any Third-Party Claim or ceasing to defend against any Third-Party Claim, which such consent shall not be unreasonably withheld, conditioned or delayed; provided that the Indemnitee shall have no obligation of any kind to consent to the entry of any judgment, the entering into of any settlement or compromise or to the Indemnifying Party’s ceasing to defend if (1) as a result of such judgment, settlement, compromise or ceasing to defend, (x) any non-monetary, injunctive or other equitable relief would be imposed against any Indemnitee or any of its Affiliates, (y) any monetary obligations are imposed on an Indemnitee that are not paid in full by the Indemnifying Party or (z) there is any finding or admission of wrongdoing, any violation of Applicable Law or any violation of the rights of any party by any Indemnitee or (2) in the case of a settlement, (x) all parties to such settlement are not expressly bound in writing to keep the terms of such settlement confidential or (y) any Indemnitee would not thereby receive from the claimant an express, unconditional release from any and all liabilities or obligations in respect of such Third-Party Claim.
(c)    Defense by Indemnitee. If an Indemnifying Party fails to elect to assume the defense of a Third-Party Claim within thirty (30) days following receipt of the Third-Party Claim Notice, the Indemnitee will, upon delivering notice to such effect to the Indemnifying

Party, have the right to undertake the defense, compromise or settlement of such Third-Party Claim at the expense of the Indemnifying Party subject to the limitations as set forth in this Section 11.03; provided, however, that such Third-Party Claim shall not be compromised or settled without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided that the Indemnifying Party shall have no obligation of any kind to consent to the entry of any judgment or the entering into of any settlement or compromise if (1) as a result of such judgment, settlement or compromise, (x) any non-monetary, injunctive or other equitable relief would be imposed against any Indemnifying Party or any of its Affiliates, or (y) there is any finding or admission of wrongdoing, any violation of Applicable Law or any violation of the rights of any party by any Indemnifying Party or (2) in the case of a settlement, (x) all parties to such settlement are not expressly bound in writing to keep the terms of such settlement confidential or (y) any Indemnifying Party would not thereby receive from the claimant an express, unconditional release from any and all liabilities or obligations in respect of such Third-Party Claim. The Indemnifying Party shall reimburse all such costs and expenses of the Indemnitee in the event it is ultimately determined that the Indemnifying Party is obligated to indemnify the Indemnitee with respect to such Third-Party Claim. If the Indemnifying Party does not assume the control and defense of a Third-Party Claim, it shall nevertheless be entitled to participate in, but not control, the defense of such Action at its own cost and expense and to employ separate legal counsel at its own cost and expense, which legal counsel shall cooperate with the Indemnitee and its legal counsel.
(d)    The Party conducting the defense of any Third-Party Claim shall keep the other Party apprised of all significant developments with respect thereto and shall provide such other Party with copies of all pleadings, notices and communications with respect to such Third-Party Claim as the Indemnitee or the Indemnifying Party, as applicable, may reasonably request. The Indemnitee or the Indemnifying Party, as applicable, shall make available all information in such Person’s possession or control and shall provide assistance, in each case, as reasonably necessary for the defense of such Third-Party Claim as the Party conducting the defense may reasonably request and shall reasonably cooperate with the Party conducting the defense in such defense; provided, that all reasonable and documented out-of-pocket expenses incurred by the Indemnitee in connection with the foregoing shall be subject to indemnification under this Article 11.
Section 11.04    Direct Claims. If an Indemnitee determines in good faith that it has a bona fide claim for indemnification pursuant to this Article 11 which does not result from a Third-Party Claim (a “Direct Claim”), the Indemnitee shall deliver to the Indemnifying Party reasonably prompt written notice thereof (a “Direct Claim Notice”) and in any case within thirty (30) days after the Indemnitee becomes aware of such Direct Claim. Such notice by the Indemnitee shall describe the Direct Claim in reasonable detail, including the nature of such Direct Claim, the basis therefor, the amount and calculation of the Losses (if then known) for which the Indemnitee is entitled to indemnification for under this Article 11 (and a good faith estimate of any such future Losses relating thereto), and the provision(s) of the Agreement in respect of which such Losses shall have been incurred or suffered. Notwithstanding the foregoing, the delay or failure of any Indemnitee to timely deliver a Direct Claim Notice as provided in this Section 11.04 shall not relieve the related Indemnifying Party of its obligations under this Article 11, except to the extent that such Indemnifying Party is actually and materially prejudiced by such delay or failure to give notice. The Indemnifying Party shall have thirty (30) days after its receipt of a Direct Claim Notice to respond in writing to such Direct Claim. The Indemnitee shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnitee shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Indemnitee’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its advisors may reasonably request, subject to the Access Restrictions. If the Indemnifying Party does not so respond within such thirty (30)-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnitee shall be free to pursue such remedies as may be available to the Indemnitee on the terms and subject to the provisions of this Agreement.
Section 11.05    Additional Matters.
(a)    In the event of payment by or on behalf of any Indemnifying Party to or on behalf of any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee, in whole or in part based upon whether the Indemnifying Party has paid all or only part of the Indemnitee’s Liability, as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim. Any Losses subject to indemnification pursuant to this Article 11 shall be calculated (i) net of insurance proceeds actually received by the Indemnitee from an unaffiliated third-party insurance provider solely for such Liability that actually reduce the amount of the Loss (“Insurance Proceeds”) and (ii) net of any indemnity or contribution or similar proceeds actually received by the Indemnitee from any unaffiliated third party solely for such Liability that actually reduce the amount of the Loss (“Third-Party Proceeds”) (with the intent of this provision to merely be to avoid “double counting” and not to otherwise limit any right of the Indemnitee to be made whole for all Loss incurred by such Indemnitee); provided that for purposes of this Section 11.05(a), Insurance Proceeds and Third-Party Proceeds shall be calculated net of any deductible, retention amount or increased insurance premiums and net of reasonable and documented costs of recovery (including Taxes) incurred by the Indemnitee in obtaining such recovery. If an Indemnitee receives a payment required by this Agreement from an Indemnifying Party in respect of any Loss (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third-Party Proceeds, then the Indemnitee shall pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or Third-Party Proceeds had been received or recovered before the Indemnity Payment was made. The Indemnitee shall use reasonable best efforts to seek to collect or recover any Insurance Proceeds to which the Indemnitee is entitled in connection with any Loss for which the Indemnitee seeks indemnification pursuant to this

Article 11; provided that, for the avoidance of doubt, seeking to collect or recover or recovering any such Insurance Proceeds shall not be a prerequisite to recovering indemnification hereunder.
(b)    Any indemnification payment made pursuant to this Article 11 shall be treated by the Parties as an adjustment to the Final Purchase Price for Tax purposes to the fullest extent permitted by Applicable Law.
(c)    Each of the Parties agrees to use its reasonable best efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder; provided that nothing in this Section 11.05(c) shall impose any duty to mitigate on any party hereto in excess of any duties under Applicable Law.
ARTICLE 12
MISCELLANEOUS
Section 12.01    Notices. All notices and other communications pursuant to this Agreement must be in writing and will be deemed duly given (a) on the date of delivery if delivered personally, (b) if sent designated for overnight delivery by nationally recognized overnight air courier (such as DHL or Federal Express), upon receipt of proof of delivery on a Business Day before 5:00 P.M. in the time zone of the receiving Party, otherwise upon the following Business Day after receipt of proof of delivery, or (c) if sent by email, (x) if sent prior to 5:00 P.M. local time of the recipient on a Business Day, on such Business Day or (y) if sent after 5:00 P.M. local time of the recipient on a Business Day or any day other than a Business Day, on the immediately succeeding Business Day (provided, that in each case, no “bounce back” or notice of non-delivery is generated). All notices and other communications under this Agreement shall be delivered to the addresses or email addresses set forth below:
if to the Purchaser (or following the Closing, the Company):
c/o Silver Lake
2775 Sand Hill Road
Suite #100
Menlo Park, CA 94025
Attention: Andrew J. Schader; Julie Rutiz
Email: andy.schader@silverlake.com; julie.rutiz@silverlake.com with a copy to (which copy shall not constitute notice):
Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
Attention: Justin Hamill; Chad Rolston; Max Schleusener; Bret Stancil
Email: justin.hamill@lw.com; chad.rolston@lw.com; max.schleusener@lw.com; bret.stancil@lw.com if to the Company (prior to the Closing):
Altera Corporation
101 Innovation Dr. Bldg 1,
San Jose, California 95134
Attention: Catia Hagopian
Email: catia.hagopian@intel.com
with a copy to (which copy shall not constitute notice):
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, 14th Floor
Palo Alto, California 94301
Attention: Amr Razzak; Sonia Nijjar; Christopher Bors
Email: amr.razzak@skadden.com; sonia.nijjar@skadden.com; christopher.bors@skadden.com if to Indigo or Indigo Americas:
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054
Attention: Corporate Legal Group
Email: MA_LegalNotice@intel.com
with a copy to (which copy shall not constitute notice):
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, 14th Floor
Palo Alto, California 94301
Attention: Amr Razzak; Sonia Nijjar; Christopher Bors
Email: amr.razzak@skadden.com; sonia.nijjar@skadden.com; christopher.bors@skadden.com or to such other address or email address as such Party may hereafter specify for the purpose by notice to the other Parties hereto.
Section 12.02    Non-Survival. Except in the case of fraud and except as contemplated by Section 11.01(a)(iii), none of the representations, warranties, covenants or agreements contained herein or in any certificate, instrument, document or other writing delivered pursuant hereto or in connection herewith shall survive the Effective Time, except for those covenants and agreements of the parties contained herein that by their terms expressly apply or are to be performed in whole or in part after the Effective Time and shall survive the Closing until the date on which the performance of such covenants is completed (after which such applicable covenant shall terminate).
Section 12.03    Amendments and Waivers.
(a)    Any provision of this Agreement may be amended, modified or waived prior to the Effective Time if, but only if, such amendment, modification or waiver is in writing and, in the case of an amendment or modification, is designated as an amendment hereto and is signed by each of the Parties or, in the case of a waiver, is signed by each Party against whom the waiver is to be effective. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision hereof, whether or not similar.
(b)    No failure or delay by any Party in exercising any right, power, remedy or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, remedy or privilege. Except as expressly contemplated hereby (including pursuant to Section 10.03) and by the Guarantee and Equity Commitment Letter, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.
Section 12.04    Expenses.
(a)    Except as otherwise provided herein, all costs, fees and expenses (including attorneys’, auditors’, and other advisors’ fees) incurred in connection with this Agreement and the transactions contemplated hereby (collectively, “Expenses”) shall be paid by the Party incurring such cost or expense; provided that in the event of the consummation of the transactions contemplated hereby, at the Closing, Indigo shall cause the Sellers to pay for (or reimburse the Purchaser for) the reasonable and documented out-of-pocket Expenses incurred by or on behalf of the Purchaser and its respective Affiliates at or prior to the Closing (which for the avoidance of doubt, shall include the Expenses incurred in connection with the Debt Financing that are assumed by Acquire NewCo by way of the Merger) in an aggregate amount not to exceed $50,000,000; and provided, further, that in the event that the reasonable and documented out-of-pocket Expenses of the Purchaser and its Affiliates incurred at or prior to the Closing (which for the avoidance of doubt, shall include the Expenses incurred in connection with the Debt Financing that are assumed by Acquire NewCo by way of the Merger) exceed $50,000,000, the Company Group shall pay for such excess out of the Company Group’s Cash Equivalents after the Closing. For Tax purposes, the Sellers’ payment or reimbursement of any cost or expense incurred by or on behalf of the Purchaser pursuant to this Section 12.04(a) shall constitute an adjustment to the Final Purchase Price. For the avoidance of doubt, the Indigo Group will be responsible for all Separation Costs (whether paid by a member of the Indigo Group or a member of the Company Group) in an aggregate amount up to (but not to exceed) the Separation Costs Cap.
(b)    At or prior to the Closing, Indigo shall, or shall cause the Sellers to, pay for (or reimburse the Company Group for) (i) all costs, fees and expenses (including fees and expenses of legal, accounting, financial advisory, investment banking, consultants or other experts) incurred, payable or reimbursable by the Company or any of its Subsidiaries or on their behalf in connection with or related to the preparation and negotiation of the terms and conditions of this Agreement and the Ancillary Agreements, and the effectuation of the transactions contemplated by this Agreement, including any payments made or anticipated to be made as a brokerage or finders’ fee in connection with the transactions contemplated by this Agreement, none of which shall constitute Separation Costs, (ii) all amounts payable by the Company or any of its Subsidiaries to any current or former service provider as a result of the consummation of the transactions contemplated by this Agreement under any “change of control,” retention or single-trigger severance arrangements (excluding, for the avoidance of doubt, the amounts payable in respect of the Cancelled Company Awards (and Replacement Company Cash Awards ) and the Cancelled Indigo Awards (and the Replacement Indigo Cash Awards)), (iii) the Pre-Closing Vested Company Award Amount, (iv) any unpaid amounts set forth on Section 12.04 of the Company Disclosure Schedule (the “Special Compensation Expense”), (v) any employer-side Taxes imposed on the Company or any of its Subsidiaries with respect to the foregoing clauses (ii), (iii) and (iv), (vi) any unpaid amounts incurred by or on behalf of the Company Group associated with the termination of any Intercompany Agreements or Related Party Transaction (other than the amounts contemplated in the foregoing clause (iv)), and (vii) any unpaid amounts incurred by or on behalf of the Company Group associated with implementing the Reorganization, the Pre-Closing Restructuring or Reclassification (the “Specified Indigo Expenses”); provided that in no event shall the Specified Indigo Expenses include any Separation Costs; provided, further, that to the extent that any amounts due and payable pursuant to clauses (i)-(vii) above remain unpaid following the Closing for any reason whatsoever, Indigo shall, or shall cause the Sellers to, promptly take all actions necessary to pay such amounts and to ensure that the Purchaser and its Affiliates (including, following the Closing, the Company Group) have no Liability or payment obligations in connection therewith. For Tax purposes, any amount paid by Indigo or the Sellers or for which the Company Group is reimbursed by Indigo or the Sellers pursuant to this Section 12.04(b) shall be treated (x) 49% as a deemed capital contribution by Indigo or the Sellers, as applicable, to Gryphon JV, (y) 51% as a deemed payment to the Purchaser that is an adjustment to the Final Purchase Price, which amount is then deemed contributed by the Purchaser to Gryphon JV as a deemed capital contribution, and (z) as a series of deemed capital contributions from Gryphon JV through its various Subsidiaries to the Company of the amounts deemed received by Gryphon JV pursuant to clauses (x) and (y).
Section 12.05    Disclosure Schedule. The Parties hereto agree that any reference in a particular Section of the Seller Disclosure Schedule, the Company Disclosure Schedule or the Purchaser Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant Party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties (or covenants, as applicable) of such Party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties (or covenants, as applicable) would be reasonably apparent on the face of such references. The inclusion of an item in the Seller Disclosure Schedule, the Company Disclosure Schedule or the Purchaser Disclosure Schedule as an exception to a representation or warranty (or covenants, as applicable) shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Seller Material Adverse Effect, a Company Material Adverse Effect a Purchaser Material Adverse Effect, as applicable.
Section 12.06    Binding Effect; Benefit; Assignment.
(a)    The provisions of this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No provision of this Agreement is intended to or shall confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and permitted assigns, except as expressly provided herein, including with respect to the rights of (i) the Purchaser Related Parties in Section 12.16, (ii) each D&O Indemnified Person pursuant to Section 6.03, and (iii) the Debt Financing Related Parties in Section 12.17.
(b)    The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties as specified herein, and that, in some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
(c)    No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party and any attempted assignment, delegation or transfer of this Agreement or any such rights or obligations without such consent shall be void ab initio and of no effect; provided that the Purchaser may assign (i) this Agreement and any or all of its rights hereunder in whole or in part to one or more Affiliates (including funds and investment vehicles managed by the Purchaser or its Affiliates), and (ii) as collateral, any or all of its rights hereunder by way of a security to any banks or other financial institutions providing financing to the Purchaser or its Affiliates; and provided, further, that no such assignment shall relieve the Purchaser of any of its obligations under this Agreement.
Section 12.07    Governing Law. This Agreement (and all actions, suits, proceedings, claims, disputes or controversies arising out of or relating to this Agreement, or the transactions contemplated hereby) shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.
Section 12.08    Jurisdiction. The Parties hereby irrevocably and unconditionally agree that any action or proceeding arising out of or relating to this Agreement shall be brought and determined in the Delaware Court of Chancery in New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery declines to accept such jurisdiction over such matter, any other court of the State of Delaware or the United States District Court for the District of Delaware (as applicable, the “Chosen Court”), and the Parties hereby irrevocably submit to the exclusive jurisdiction of the Chosen Court for themselves and with respect to their respective property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement. The Parties agree not to commence any action or proceeding relating thereto except in the Chosen Court, other than actions or proceedings in any court of competent jurisdiction to enforce any judgment, decree or award rendered by the Chosen Court. The Parties hereby irrevocably and unconditionally waive, to the fullest extent it may legally and effectively do so, (i) any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in Chosen Court and (ii) defense of an inconvenient forum to the maintenance of such action or proceeding in any such courts.
Section 12.09    Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY ACTION ARISING UNDER THIS AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY FURTHER AGREES AND CONSENTS THAT ANY SUCH ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.
Section 12.10    Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
Section 12.11    Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties, it being understood that all Parties need not sign the same counterpart. Until and unless each Party has received a counterpart hereof signed by each other Party, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by email delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party or to any such agreement or instrument shall raise the use of email delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment or waiver hereto or the fact that any signature or agreement or instrument was transmitted or communicated through email delivery of a “.pdf” format data file as a defense to the formation of a Contract and each Party forever waives any such defense.
Section 12.12    Entire Agreement. This Agreement, the Ancillary Agreements, and the Confidentiality Agreement (in each case, including all exhibits and schedules or attachments hereto and thereto) constitute the entire agreement between the Parties with respect to the subject matter herein and therein and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter herein and therein.
Section 12.13    Severability. Except as set forth in this Section 12.13, if any term, provision, covenant or restriction of this Agreement, including any phrase, sentence, clause, Section or subsection, is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable for any reason, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party; provided, that the Parties intend that the remedies and limitations thereon contained in Article 10 (including Section 10.03 (Purchaser Termination Fee; Purchaser Damages Limitation; Other Costs and Expenses)) and Article 12 (including limitations on remedies in Section 12.14 (Specific Performance) and Section 12.16 (Limitation on Recourse) and the other limitations on the liabilities of the Purchaser Related Parties) be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases any Purchaser Related Party’s liability or obligations hereunder or under the Equity Financing. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 12.14    Specific Performance.
(a)    The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof or were otherwise breached, and that monetary damages or legal remedies would not be an adequate remedy for any such damages. Therefore, it is accordingly agreed that, the Parties shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations hereof, in any court in accordance with Section 12.08 (without proof of damages), and appropriate injunctive relief shall be granted in connection therewith in addition to any other remedy to which they are entitled at law or in equity. The Parties hereby agree (i) that the right of specific performance is an integral part of the transactions contemplated hereby and, without that right, none of the Parties would have entered into this Agreement, (ii) not to raise any objections to the granting of an injunction, specific performance or any other equitable relief on the basis that the other Parties have an adequate remedy at law or equitable relief is not an appropriate remedy for any reason at law or equity, and (iii) that no other Party or Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 12.14, and each Party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(b)    Notwithstanding anything to the contrary in this Agreement, the Sellers and the Company shall be only entitled to an injunction or specific performance to specifically enforce the Purchaser’s obligations to consummate the Closing on the terms and conditions set forth herein and cause the Equity Financing to be funded (including to cause the Purchaser to enforce the obligations of the Equity Investor under the Equity Commitment Letter in order to cause the Equity Financing to be timely completed in accordance with and subject to the terms and conditions set forth in the Equity Commitment Letter) if, and only if, (1) all of the conditions set forth in Section 9.01 and Section 9.02 of this Agreement have been and continue to be satisfied or waived (other than those that, by their nature, are to be satisfied at the Closing; provided, that those conditions could be satisfied if the Closing were to occur), (2) the Sellers and the Company have irrevocably confirmed by written notice to the Purchaser that (x) all conditions set forth in Section 9.03 have been satisfied and continue to be satisfied or waived (other than those that, by their nature, are to be satisfied at the Closing; provided, that those conditions could be satisfied if the Closing were to occur) or that they would be willing to irrevocably waive any unsatisfied conditions in Section 9.03 that are legally capable of being waived and (y) the Sellers and the Company are ready, willing, and able to consummate the Closing if specific performance is granted and the Financing is funded, (3) the Debt Financing has been funded or will be funded at the Closing (in each case, in accordance with the terms and conditions thereof), (4) the Purchaser fails to consummate the Closing on or prior to the date that is five (5) Business Days following the later of (A) the Anticipated Closing Date and (B) receipt of the notice in the preceding clause (2), and under no other circumstances, and (5) this Agreement has not been terminated at the time. For the avoidance of doubt, notwithstanding anything herein to the contrary, if the Debt Financing has not been funded and will not be funded at the Closing for any reason, the Sellers and the Company shall not be entitled to enforce Purchaser’s obligation to consummate the Closing and the Equity Investor’s obligation to provide the Equity Financing pursuant to this Section 12.14. Each of the Parties agrees that it will not oppose the granting of an injunction or specific performance on the basis that any other of such Parties has an adequate remedy at law or that any such injunction or award of specific performance is not an appropriate remedy for any reason.
Section 12.15    Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.
(a)    The Purchaser knowingly and irrevocably waives and will not assert, and agrees to cause its Affiliates to waive and not to assert, and the Company knowingly and irrevocably waives and will not assert, and agrees to cause each member of the Company Group to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing of Indigo, any of its Affiliates or any shareholder, officer, employee or director of Indigo or any of its Affiliates (any such Person in its capacity as such, a “Designated Person”) in any matter involving this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, by Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), Arnold & Porter Kay Scholer LLP and Baker McKenzie (the “Current Representation”).

(b)    Each of the Purchaser and the Company hereby acknowledges and agrees, on its own behalf and on behalf of its Affiliates, that all communications among Skadden and any Designated Person that relate in any way to the negotiation, preparation, execution and delivery of this Agreement, the Ancillary Agreements or any other agreement entered into in connection herewith or the transactions contemplated hereby or thereby and all files, attorney notes, drafts or other documents, that relate in any way to this Agreement, the Ancillary Agreements or any other agreement entered into in connection herewith or the transactions contemplated hereby or thereby and that predate the Closing (collectively, the “Privileged Materials”), shall be deemed privileged and confidential, and protected by the attorney-client privilege, and such attorney-client privilege and the expectation of client confidence relating to such Privileged Materials belongs solely to Indigo and shall be exclusively controlled by Indigo and shall not pass to or be claimed or asserted by any of the Purchaser, its Affiliates, the Company Group or any other Person. Indigo shall have the sole right to decide whether or not to waive any attorney-client or other legal privilege or protection applicable to the Privileged Materials. Accordingly, from and after Closing, except as required by the applicable rules of discovery or as otherwise required by Applicable Law, none of the Purchaser or its Affiliates or any member of the Company Group shall have any access to any such Privileged Materials or to the files of the Current Representation, all of which shall be and remain the property of Indigo and not of the Purchaser, its Affiliates or the Company Group, or to internal counsel relating to such engagement, and none of the Purchaser or its Affiliates, or any member of the Company Group, or any Person acting or purporting to act on their behalf shall seek to obtain or use the same by any process, including on the grounds that the privilege and protection attaching to such communications and files belongs to the Purchaser or its Affiliates or any member of the Company Group. Notwithstanding the foregoing, in the event that the Purchaser or its Affiliates or any member of the Company Group, receives a demand from a third party (other than Indigo or its Affiliates) to produce, disclose, access or otherwise obtain a copy of all or any portion of any Privileged Materials, the Purchaser or its Affiliates or such member of the Company Group (i) shall be entitled to assert (or cause to be asserted) the attorney-client privilege to prevent disclosure of any such Privileged Materials; and (ii) shall provide Indigo with prompt written notice of such demand so that Indigo may (at its sole cost and expense) seek a protective order or other appropriate remedy.
Section 12.16    Limitation on Recourse. Notwithstanding anything to the contrary contained in this Agreement, except in the case of (i) the obligations of the Equity Investor (and its successors and assigns) under, and pursuant to the terms of, the Equity Commitment Letter, (ii) the obligations of the Purchaser (and its successors and assigns) under, and pursuant to the terms of, (x) this Agreement (subject to the limitations herein, including the Purchaser Damages Limitation), (y) the Separation Agreement (subject to the limitations herein, including the Purchaser Damages Limitation), and (z) the Equity Commitment Letter, (iii) the obligations of the Purchaser and its Representatives (as defined in the Confidentiality Agreement) (and their respective successors and assigns) under, and pursuant to the terms of, the Confidentiality Agreement (subject to the limitations therein), and (iv) the obligations of the Equity Investor (and its successors and assigns) under, and pursuant to the terms of, the Guarantee, no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any Purchaser Related Party or

any of their Affiliates or their respective affiliated investment funds shall have any Liability (whether in contract, tort, equity or otherwise) for, and each Seller hereby agrees, on behalf of itself and all Indigo Related Parties, not to bring any claim or action (including any arbitration) against any such Person in respect of, any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Parties under this Agreement (whether for indemnification or otherwise) or of or for any claim or cause of action based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement.
Section 12.17    Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the Sellers and the Company, on behalf of itself and each of its respective Subsidiaries and controlled Affiliates, hereby: (i) agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, by or against any Debt Financing Related Party, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, and such Action (except to the extent relating to the interpretation of any provisions in this Agreement) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (ii) agrees not to bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Related Party in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (iii) agrees that service of process upon the Sellers and/or the Company in any such Action shall be effective if notice is given in accordance with Section 12.01, (iv) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court, (v) knowingly, intentionally and voluntarily waives to the fullest extent permitted by Applicable Law trial by jury in any Action brought against any Debt Financing Related Parties in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (vi) agrees that none of the Debt Financing Related Parties will have any obligation or liability to the Sellers and/or the Company (in each case, other than the Purchaser Related Parties) relating to or arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (vii) agrees that the Debt Financing Related Parties are express third party beneficiaries of, and may enforce, Section 10.03, Section 12.06 and this Section 12.17, and (viii) Section 10.03, Section 12.06, this Section 12.17 and the definitions of “Company Material Adverse Effect,” “Debt Financing Sources” and “Debt Financing Related Parties” shall not be amended, modified or waived (including any definitions in this Agreement to the extent such amendment, modification or waiver would modify any such foregoing

Sections or provisions) in any way materially adverse to any Debt Financing Related Parties without the prior written consent of the applicable Debt Financing Sources party to the applicable Debt Commitment Letter; provided that, notwithstanding the foregoing, nothing herein shall affect the rights of the Purchaser Related Parties or against any Debt Financing Related Parties with respect to the applicable Debt Financing or any of the transactions contemplated hereby or any services thereunder.
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.
INTEL CORPORATION
By:        /s/ David Zinsner
    Name:    David Zinsner
    Title:    Chief Financial Officer
INTEL AMERICAS, INC.
By:        /s/ Harry Demas
    Name:    Harry Demas
    Title:    Director
    [Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.
ALTERA CORPORATION
By:        /s/ Harry Demas
    Name:    Harry Demas
    Title:    Director
    [Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

SLP VII GRYPHON AGGREGATOR, L.P.

By: SLP VII Aggregator GP, L.L.C.,
    its general partner

By: Silver Lake Technology Associates VII, L.P.,
its managing member

By: SLTA VII (GP), L.L.C.,
its general partner

By: Silver Lake Group, L.L.C.,
its managing member
By:        /s/ Kenneth Hao
    Name: Kenneth Hao
    Title: Managing Director
    [Signature Page to Transaction Agreement]